
05068609



www.sbs.com

2005 Annual Report


SBS
Technologies.

OUR FELLOW SHAREHOLDERS

During the fiscal year ended June 30, 2005, we made significant progress in positioning SBS for long-term sales and earnings growth. We invested globally in additional engineering and business development resources, including a significant investment in new product development, all of which impacted our earnings. I believe these actions were necessary to achieve our strategic objectives.

For the year, sales increased 14%, even though we experienced fluctuations in our markets and delays in the start of production of several government programs. By end market, sales were 45% to government customers, 28% to communications customers, and 27% to commercial customers. We experienced excellent growth in sales to our communications customers, as sales increased 67% compared to the previous year. Sales to commercial customers were up 3% and sales to government customers were unchanged from the prior year. Net income was $4.4 million, or $0.28 per share, compared to $5.2 million and $0.34 per share for the prior year. Cash grew from $47.9 million at the beginning of the year to $55.2 million, and we remain debt free.

We achieved during the year a total of thirty-four new design wins, the same number as achieved during the previous year, with twenty-four from government customers, six from communications customers, and four from commercial customers. Design wins are a measure of the penetration of our products into customer applications and are critical to our continued success. We will continue to serve these three markets, but will target the government and communications markets which we believe provide our highest growth opportunities.

For government customers we are developing predominantly system solutions for military programs. Our systems are recognized by our customers as cost effective open standards-based solutions for flight and mission computer applications. Since many of our existing design wins from government customers have completed the development and qualification phase, I anticipate an increase in government production orders in fiscal year 2006.

In the communications market, we will continue to develop AdvancedMC™ products, capitalizing on the growth that is projected from market acceptance of the AdvancedTCA® standard. Due to our investment in this product family, we have early mover advantage in this emerging market. As a result of feedback from customers and our increased leads, I am confident we are developing the right products to drive sales growth to communications customers.

We will continue to develop new business in the commercial market, but we will focus opportunistically on areas that best fit our product line. Examples are semiconductor manufacturing equipment, medical electronics and imaging applications.

Recently we announced the resignation for personal reasons of Christopher J. Amenson *as Chairman of the Board. I have* worked with Chris for the past eight years and consider him a friend and mentor. For the next year Chris will continue as an advisor to me, and I look forward to working with Chris in his new assignment. I, along with the directors and employees of SBS, thank Chris for his thirteen years of leadership, dedication and service to SBS in various positions, including his tenure as CEO and Chairman of the Board.

Lawrence A. Bennigson, the newly elected Chairman of the Board, has been an independent director since 1995 and has most recently served as Lead Director. Larry brings a wealth of business and management acumen to the leadership of the Board and the strategic development of SBS. I look forward to working with Larry in his new role.

I thank our employees for their continued dedication to SBS' success. I also thank our shareholders, customers and suppliers for their ongoing support. I remain committed to building shareholder value by growing sales and earnings, as we provide high value solutions to our customers.

Sincerely yours,



Clarence W. Peckham
Chief Executive Officer


SBS
Technologies

7401 Snaproll NE
Albuquerque, New Mexico 87109
Tel. (505) 875-0600

PROXY STATEMENT
AND
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held on November 17, 2005

Dear Shareholders:

You are cordially invited to attend the SBS Technologies, Inc. 2005 Annual Meeting of Shareholders, which will be held on Thursday, November 17, 2005 at 8:30 a.m. Mountain Time, at our Corporate Headquarters at 7401 Snaproll NE, Albuquerque, New Mexico 87109. Directions and a map to the meeting location appear on the following page.

The purpose of the meeting is to act on the following:

(1) To elect seven Directors;

(2) To ratify the appointment of KPMG LLP as our independent registered public accountants for the fiscal year ending June 30, 2006; and

(3) To transact any other business as may properly come before the meeting.

If you were a shareholder of record at the close of business on September 28, 2005, you may vote by proxy or in person at the Annual Meeting. Your vote is important. Whether or not you plan to attend the meeting, please complete, date, and sign the enclosed proxy card, and mail it in the enclosed business reply envelope. For your convenience, you may also vote your shares via telephone or Internet according to the instructions on the proxy card. If you vote your proxy over the telephone or Internet, please do not mail in your completed proxy card. If you are a registered shareholder and wish to vote your shares in person at the meeting, you may do so even if you have previously returned your proxy card. However, if you hold your shares in Street Name and wish to vote your shares in person at the meeting, you must indicate that on your proxy card as instructed and return it before the meeting in the envelope provided.

Bruce E. Castle
Secretary

October 10, 2005

Directions to the SBS Technologies, Inc. 2005 Annual Meeting of Shareholders

From the Albuquerque International Airport, proceed west on Sunport Blvd. to I-25. Proceed north on I-25 approximately 8.6 miles to Exit 231, San Antonio/Ellison. Turn left on Ellison and proceed west under the I-25 bridge and through the stoplight at Jefferson until Ellison ends. Turn right on Washington and proceed north one block to a stop sign. Turn left on Hawkins and proceed west until it ends. Turn right and proceed north on Snaproll. The SBS Corporate Headquarters building, 7401 Snaproll NE, will be on your left. Ample parking is available.


Masthead St
N
Snaproll St
Jefferson St
Hawkins St
Hawkins St
Washington St
25
Ellison St

TABLE OF CONTENTS

PROXY STATEMENT FOR SBS TECHNOLOGIES, INC.
2005 ANNUAL MEETING OF SHAREHOLDERS

INFORMATION ABOUT THE ANNUAL MEETING

What is the purpose of the Annual Meeting?

At the Annual Meeting, shareholders of SBS Technologies, Inc. ("SBS," the "Company" or "we") will act upon matters described in the Notice of Annual Meeting that accompanies this Proxy Statement, including the election of seven Directors and the ratification of the Audit Committee's selection of KPMG LLP as our independent registered public accountants for the fiscal year ending June 30, 2006.

Why did you send me this Proxy Statement?

We sent you this Proxy Statement and the enclosed proxy card because our Board of Directors is asking you to vote for two items or, if you prefer, asking your permission to allow us to vote your shares at the 2005 Annual Meeting of Shareholders. The Annual Meeting will be held on November 17, 2005 at our Corporate Headquarters at 7401 Snaproll NE, Albuquerque, New Mexico 87109, at 8:30 a.m. Mountain Time. This Proxy Statement includes information about the issues to be voted upon at the meeting, and on the transaction of such other business as may properly come before the meeting.

On October 10, 2005, we began mailing these proxy materials to all shareholders of record at the close of business on September 28, 2005. On August 12, 2005, there were 15,646,255 shares of SBS common stock outstanding and entitled to vote.

In accordance with New Mexico law, a list of shareholders entitled to vote at the Annual Meeting will be available on November 17, 2005 at our Corporate Headquarters, 7401 Snaproll NE, Albuquerque, New Mexico 87109 and for 10 days before the meeting, between the hours 8:30 a.m. and 5:30 p.m. Mountain Time, at our Corporate Headquarters.

Who can attend the Annual Meeting?

Only shareholders who owned SBS common stock as of September 28, 2005, or their duly appointed proxies, will be entitled to attend the Annual Meeting. If you hold your shares through a broker, bank or other nominee, you will not be admitted to the Annual Meeting unless you bring a copy of a statement (such as a brokerage statement) from your nominee reflecting your stock ownership as of September 28, 2005.

What constitutes a quorum?

The Annual Meeting will be held only if a quorum is present. A quorum will be present if a majority of the shares of SBS common stock issued and outstanding on September 28, 2005 are represented, in person or by proxy, at the Annual Meeting. Shares represented by properly completed proxy cards either marked "abstain" or "withhold authority to vote," or returned without voting instructions are counted as present for the purpose of determining whether a quorum is present. Also, if shares are held by brokers who are prohibited from exercising discretionary authority for beneficial owners who have not given voting instructions ("broker nonvotes"), those shares will be counted as present for quorum purposes.

How many votes do I have?

If you were a shareholder at the close of business on September 28, 2005, you will be entitled to vote. Each share of SBS common stock that you own entitles you to one vote.

How can I vote my shares?

You can vote on matters presented at the Annual Meeting in four ways, three by proxy or in person at the meeting:

(A) ***By Proxy*** — If you are a shareholder of record, you may vote your proxy by mail, telephone or the Internet. Telephone and Internet voting procedures are designed to authenticate shareholders by using individual control numbers. Voting by telephone or Internet will help SBS reduce costs.

Voting Your Proxy by Telephone

In the U.S. and Canada, you can vote your shares by telephone by calling the toll-free telephone number on your proxy card. Telephone voting is available 24 hours a day, 7 days a week, until 12:00 p.m. Central Time on November 16, 2005. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded. If you vote by telephone, you do not need to return your proxy card.

Voting Your Proxy by Internet

You can also choose to vote over the Internet. The web site address for Internet voting is on your proxy card. Internet voting will be available 24 hours a day, 7 days a week, until 12:00 p.m. Central Time on November 16, 2005. If you vote over the Internet, you do not need to return your proxy card. Please note that if you vote over the Internet, you may incur costs such as telecommunication and Internet connection charges associated with normal Internet usage.

Voting Your Proxy by Mail

If you choose to vote by mail, simply mark your proxy card, date and sign it, and return it as instructed on the proxy card in the postage paid envelope provided.

If you vote by proxy using any of these three methods, the persons named on the card (your "proxies") will vote your shares in the manner you indicate. You may specify whether your shares should be voted for all, some, or none of the nominees for Director, and whether your shares should be voted for or against the ratification of the appointment of the independent registered public accountants for fiscal year 2006. If you vote by telephone or Internet and choose to vote with the recommendation of SBS' Board of Directors, or if you vote by mail, sign your proxy card, and do not indicate specific choices, your shares will be voted:

- "FOR" the election of all seven nominees for Director; and
- "FOR" ratification of the appointment of the independent registered public accountants for the fiscal year ending June 30, 2006.

If a nominee becomes unable to serve as Director, which we do not anticipate, your proxies intend to vote for the election of a substitute nominee recommended by the Board of Directors.

If any other matter is presented, your proxies will vote in accordance with the best judgment of management. At the time this Proxy Statement went to press, we knew of no matters that needed to be acted on at the Annual Meeting other than those discussed in this Proxy Statement.

If you wish to give a proxy to someone other than the persons named on the enclosed proxy card, you may strike out the names appearing on the card and write in the name of any other adult person, sign the proxy, and deliver it to the person whose name has been substituted.

(B) ***In Person*** — If you are a shareholder of record, you may cast your vote in person at the Annual Meeting. In order to vote at the meeting, shareholders must present a form of personal identification. If you hold your shares in Street Name, please see the section below entitled *"If I hold shares in street name, how can I vote my shares?"* for information on how to vote your shares in person at the Annual Meeting.

If I hold shares in street name, how can I vote my shares?

You can submit voting instructions to your broker or nominee or vote in person at the Annual Meeting. Please refer to the instructions on how to vote your shares included on the voting instruction card in the materials provided by your broker. If you choose to vote in person at the Annual Meeting, you will be required to bring with you a legal proxy covering your securities issued to you by your broker.

May I revoke my proxy?

If you give a proxy, you may revoke it at any time before it is exercised. You may revoke your proxy in any one of three ways:

- send another proxy with a later date,
- notify SBS' Secretary in writing to arrive at SBS' Corporate Headquarters, 7401 Snaproll NE, Albuquerque, New Mexico, 87109, before the date of the Annual Meeting that you have revoked your proxy, or
- vote in person at the Annual Meeting.

How can I present an issue to be addressed at next year's Annual Meeting?

Shareholders must submit proposals, intended to be considered at the next Annual Meeting, in writing to the Secretary of SBS, no later than June 12, 2006, for inclusion in SBS' Proxy Statement and Form of Proxy relating to the meeting. Also, shareholders who wish to propose proper business from the floor, for consideration at the 2006 Annual Meeting of Shareholders, and who have not properly submitted that proposal for possible inclusion in SBS' 2006 proxy materials, must notify SBS' Secretary in writing no later than August 26, 2006.

How will broker non-votes be treated?

We will treat broker non-votes as present to determine whether or not we have a quorum at the meeting, but they will not be treated as entitled to vote on the proposals, if any, for which the broker indicates it does not have discretionary authority.

Will my vote be kept confidential?

Yes. As a matter of policy, shareholder proxies, ballots and tabulations that identify individual shareholders are kept secret and are available only to SBS' tabulator, which is required to keep your votes confidential.

Who will count the votes?

SBS' tabulator, Wells Fargo Bank, N.A., will count the votes.

Who pays to prepare, mail and solicit these proxies?

SBS pays all of the costs of preparing, mailing and soliciting proxies. SBS asks brokers, banks, voting trustees and other nominees and fiduciaries to forward proxy materials to the beneficial owners and to obtain authority to execute proxies. We will reimburse the brokers, banks, voting trustees and other nominees and fiduciaries upon request. We have engaged our transfer agent, Wells Fargo Bank, N.A., to assist in the distribution and tabulation of proxies. A few employees of SBS may also participate, without additional compensation, in the solicitation of proxies by telephone, facsimile, e-mail, and personally. SBS does not currently intend to engage any third party to assist with proxy solicitation, and therefore we do not expect the expenses, if any, for proxy solicitation to exceed $5,000.

What are the Board's recommendations?

The Board recommends a vote "FOR" the election of the seven Director nominees, and the Board and the Audit Committee recommend the ratification of the Audit Committee's selection of KPMG LLP as our independent registered public accountants for the fiscal year ending June 30, 2006. With respect to any other matter that is properly brought before the meeting, the proxy holders will vote the proxies held by them in accordance with their best judgment.

What vote is required to approve each proposal?

Proxy Item No. 1 Election of Directors:	Each Director who receives a "FOR" vote by a majority of shares represented in person or by proxy at the Annual Meeting will be elected. If you vote to withhold authority to vote for all listed nominees or if you vote to withhold authority for a particular nominee, your vote will count as a vote "AGAINST" the nominee(s). Otherwise, your vote will count "FOR" the nominee(s).
Proxy Item No. 2 Ratification of Appointment of KPMG LLP as Independent Registered Public Accountants:	A "FOR" vote by a majority of the shares represented in person or by proxy at the Annual Meeting is required to ratify the appointment of KPMG LLP as our independent registered public accountants for the fiscal year ending June 30, 2006. If you "ABSTAIN" from voting, your abstention has the same effect as if you voted "AGAINST" the proposal.

Please note the following:

Shares not voted by brokers and other entities holding shares on behalf of beneficial owners will not be counted in calculating voting results on those matters for which the broker or other entity has not voted.

What if other matters come up during the meeting?

If any matters other than those referred to in the Notice of Annual Meeting properly come before the meeting, the individuals named in the accompanying form of proxy will vote the proxies held by them in accordance with their best judgment. SBS is not aware of any business other than the items referred to in the Notice of Annual Meeting that may be considered at the meeting.

Multiple individuals who reside in my home are beneficial owners of shares of SBS common stock. Why did we receive only one copy of this Proxy Statement?

We are sending only one Proxy Statement to you if you share a single address with another shareholder unless we received instructions to the contrary from you. This practice, known as "householding," is designed to eliminate duplicate mailings, conserve natural resources and reduce our printing and mailing costs. If you wish to receive a separate Proxy Statement in the future, you may contact SBS Investor Relations by telephone at (505) 875-0600, by mail at 7401 Snaproll NE, Albuquerque, NM 87109, or by email at jwade@sbs.com. If you receive multiple copies of our Proxy Statement, you can request householding by contacting SBS Investor Relations. If you own your shares through a broker, bank or other holder of record, you can request householding by contacting the holder of record.

How can I obtain electronic access to the Proxy Statement and Annual Report?

This Proxy Statement and our 2005 Annual Report may be viewed in the *Financial Reports* section of our website at www.sbs.com/ir.

OWNERSHIP OF SBS COMMON STOCK

How much stock do shareholders who have more than 5% of common stock own?

The following table sets forth, as of June 30, 2005, the beneficial ownership of common stock by each person who is known by SBS to own beneficially more than 5% of the outstanding shares of common stock:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class Beneficially Owned (2)
Wellington Management Co. LLP (3)	1,715,700	10.97%
Paradigm Capital Management, Inc. (4)	1,439,159	9.20%
T. Rowe Price Associates, Inc. (MD) (5)	1,405,500	8.99%
Fidelity Management & Research Co. (6)	1,362,200	8.71%
Kennedy Capital Management, Inc. (7)	1,314,357	8.40%
Dimensional Fund Advisors, Inc. (8)	1,057,780	6.76%
Barclays Global Investors, N.A. (9)	917,889	5.87%

(1) The ownership information disclosed above is based on a Schedule 13F report dated June 30, 2005 filed with the Securities and Exchange Commission and includes no shares with respect to which the beneficial owner has the right to acquire beneficial ownership, as specified in Rule 13d-3(d)(1).

(2) To SBS' knowledge, except where otherwise noted, each person listed has sole voting power of the shares.

(3) The address for the shareholder is in care of Wellington Management Co. LLP, 75 State Street, Boston, Massachusetts, 02109-1809.

(4) The address for the shareholder is in care of Paradigm Capital Management, Inc., 9 Elk Street, Albany, New York 12207-1002.

(5) The address for the shareholder is in care of T. Rowe Price Associates, Inc., 100 East Pratt Street, Baltimore, Maryland, 21202-1009.

(6) The address for the shareholder is in care of Fidelity Management & Research Co., One Federal Street, Boston, Massachusetts 02110-2003.

(7) The address for the shareholder is in care of Kennedy Capital Management, Inc., 10829 Olive Boulevard, St. Louis, Missouri, 63141-7739.

(8) The address for the shareholder is in care of Dimensional Fund Advisors, Inc., 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401-1005.

(9) The address for the shareholder is in care of Barclays Global Investors, N.A., 45 Fremont Street, San Francisco, California, 94105-2228.

How much stock do the Directors and Executive Officers own?

The following table sets forth, as of August 12, 2005, the beneficial ownership of common stock by each Director and nominee for Director of SBS, each Executive Officer, and by all Directors and Executive Officers as a group (see footnotes for explanations):

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class Beneficially Owned (2)
Christopher J. Amenson (3)*	345,479 (4,5,6)	2.16%
Warren W. Andrews (8) (nominee)*	89,335 (5)	**
Lawrence A. Bennigson (8) (nominee)*	100,819 (5)	**
Bruce E. Castle (3,7)	40,429 (4,5)	**
James E. Dixon, Jr. (3,7)	205,195 (4,5,9)	1.29%
Peter D. Fenner (8,10) (nominee)*	64,672 (5)	**
David H. Greig (3,7)	241,100 (5)	1.52%
Harold E. Kennedy (10,11) (nominee)*	11,500 (5)	**
Clarence W. Peckham (3,7) (nominee)*	234,443 (4,5)	1.48%
Richard Szafranski (8,10) (nominee)*	49,461 (5)	**
Alan F. White (8) (nominee)*	78,884 (5)	**
All Directors and Executive Officers as a group	1,461,317	9.34%

* Director as of August 12, 2005.

** Owns less than one percent of total outstanding stock, including beneficial ownership shares

On August 12, 2005, there were 15,646,255 shares of SBS common stock outstanding.

The address for each of these shareholders is in care of SBS at 7401 Snaproll NE, Albuquerque, NM 87109.

(1) A person is deemed to be the beneficial owner of securities that can be acquired by that person within 60 days of the date of the table upon exercise of options. The percentage ownership is determined by assuming that options held and exercisable by the individual within 60 days of the date of this table have been exercised.

(2) To SBS' knowledge, except where otherwise noted, each person has sole voting and investment power as to the shares.

(3) Is appointed an Executive Officer by the Board of Directors.

(4) Includes common stock owned by this person through the SBS Technologies, Inc. 401(k) Profit Sharing Plan ("401(k) Plan"): Christopher J. Amenson 5,083 shares; Bruce E. Castle 729 shares; James E. Dixon, Jr. 2,577 shares; and Clarence W. Peckham 443 shares.

(5) Includes, as to the person listed, options to purchase shares of common stock exercisable as of August 12, 2005 and for 60 days thereafter, under SBS' stock option plans: Christopher J. Amenson 270,000 options, Warren W. Andrews 78,185 options, Lawrence A. Bennigson 53,000 options, Bruce E. Castle 37,500 options, James E. Dixon, Jr. 202,000 options, Peter D. Fenner 55,731 options, David H. Greig 241,100 options, Harold E. Kennedy 11,500 options, Clarence W. Peckham 234,000 options, Richard Szafranski 48,142 options, and Alan F. White 70,731 options.

(6) Includes 1,000 shares owned indirectly by his spouse and 2,000 shares owned indirectly by his minor children.

(7) Excludes restricted stock awards granted to the Executive Officers that vest on June 30, 2008, provided certain conditions relating to continued employment as defined in the Fiscal Year 2006 Long-term Executive Incentive Plan are satisfied, as follows: Bruce E. Castle 2,758 shares; James E. Dixon, Jr. 7,840 shares; David H. Greig 7,840 shares; and Clarence W. Peckham 16,147 shares.

(8) Excludes 949 restricted shares of SBS common stock granted to each Independent Director as compensation for the 2004/2005 term. The restricted shares will be issued upon completion of the current term on November 16, 2005.

(9) Includes 618 shares owned indirectly which are held in his spouse's SBS 401(k) account.

(10) Excludes restricted shares of SBS common stock each Independent Director elected to receive in lieu of certain cash compensation for their 2004/2005 term. Upon completion of their current term on November 16, 2005, restricted shares will be issued as follows: Mr. Fenner, 4,960 shares; Mr. Kennedy, 1,555 shares; and Mr. Szafranski, 4,723 shares.

(11) Excludes 1,037 restricted shares of SBS common stock granted to Mr. Kennedy as compensation for the 2004/2005 term. The restricted shares will be issued upon completion of the current term on November 16, 2005.

SBS knows of no arrangements concerning anyone's ownership of stock, which may, at a subsequent date, result in a change in control of SBS.

BOARD OF DIRECTORS

Would you please describe the structure of the Board of Directors?

SBS' Bylaws provide for a Board of Directors composed of a minimum of one but not more than nine Directors, all of whom are elected annually. The Board of Directors determines on an annual basis the number of Board positions, and, therefore, the number of nominees to be recommended to the Shareholders for election to the Board. For the annual term ending November 16, 2005, seven Directors were elected on November 18, 2004. In addition, Harold E. Kennedy was appointed as a Director on December 15, 2004. All of these Directors are expected to fulfill their terms. For the annual term commencing November 17, 2005, the Board has determined that the Board will consist of seven Directors. Vacancies in the Board occurring during a term are filled by persons appointed by a majority of the remaining Board members. A Director appointed to fill a vacancy or a new Directorship created by an increase in the size of the Board, serves for the remainder of the term.

The Board of Directors held 20 regular and special meetings during the fiscal year ended June 30, 2005. Each incumbent Director attended at least 75% of the aggregate of the total number of Board meetings and the total number of meetings of Committees on which he served. In the case of Board meetings, each incumbent Director attended at least 85% of meetings.

Directors annually review and approve the proposed meeting schedule and are expected to attend all meetings of the Board and each Committee on which they serve. Directors are provided with a copy of the proposed agenda sufficiently in advance of each scheduled meeting in order to have the opportunity to comment on or make changes to the agenda. Committee Chairpersons review and approve the agendas and materials for each Committee meeting.

At the Annual Meeting of Shareholders, seven Directors will be elected by the holders of common stock to hold office until the Annual Meeting of Shareholders in 2006, and until their successors are elected, or until their death, resignation, or removal.

At the Annual Meeting of the Board of Directors, the Board elects a Chairman of the Board, and if the Chairman of the Board is not an Independent Director, a Lead Director, who must be an Independent Director, to preside over meetings of the Independent Directors.

We indemnify our Directors to the fullest extent permitted by law so that they will be free from undue concern about personal liability in connection with their service to us. This is required under our Bylaws, and we have also signed agreements with each of those individuals contractually obligating us to provide this indemnification to them.

The following persons, all of whom currently serve as Directors, have consented to be nominated and, if elected, to serve as Directors of SBS.

Nominees for the Board of Directors

Warren W. Andrews, 62, has been a Director since November 1996 and serves as the Chairman of the Corporate Governance and Nominating Committee. Mr. Andrews is a market and technology analyst, and is publisher and editorial director of two monthly magazines, RTC Magazine and COTS Journal. The former is the leading publication in the open-systems, embedded-computer industry, and the latter covers embedded computers in the military. From 1987 to 1994, Mr. Andrews served as a senior editor for Computer Design Magazine while, at the same time, publishing his own newsletter, Embedded Computer Trends. Before that he was managing editor of Electronic Design Magazine and semiconductor editor for Electronic Engineering Times. Previously, he owned and operated his own business, providing electronic design services and developing, manufacturing and selling microprocessor-based switching systems for a variety of audio and video applications. In addition, he holds one U.S. patent and has designed other products for the cable TV, security systems, education and communications markets. Mr. Andrews holds a Bachelor of Science Degree from Fairleigh Dickinson University.

Lawrence A. Bennigson, Ph.D., 68, has been a Director since November 1995 and was elected Chairman of the Board of Directors on September 9, 2005. Dr. Bennigson served as Lead Director prior to his appointment as Chairman of the Board. Dr. Bennigson has provided consulting services on corporate, business and manufacturing strategy and related organizational issues to major corporations and to governments in the U.S. and Europe since 1965. In 1998, he was appointed a Senior Fellow of the Harvard Business School's Executive Development Center and in 2003 he was appointed Senior Fellow and Director, Custom Programs, Executive Education, Harvard Business School. Dr. Bennigson serves on several advisory boards. As Senior Vice President and a Managing Partner of the former MAC Group, Inc., Dr. Bennigson helped lead the strategic development of the firm, resulting in its 1991 acquisition and merger to become Gemini Consulting. Dr. Bennigson taught executives and graduate students as a faculty member of the School of Engineering, Stanford University, the Harvard University Graduate School of Business, and as a visiting faculty member at the London Business School and the Graduate School of Business, Lund University, Sweden. Before his academic and consulting career, Dr. Bennigson served for six years as a U.S. Naval Officer. Dr. Bennigson holds a Bachelor's Degree in General Engineering from UCLA, as well as Master's and Doctorate Degrees in Industrial Engineering (with specialization in Human Factors Engineering and Industrial Organization) from Stanford University.

Peter D. Fenner, 69, has been a Director since November 2000 and serves as Chairman of the Audit Committee. On January 1, 2001, Mr. Fenner retired after 5 years as President and CEO of Com21, Inc. Before joining Com21, Mr. Fenner was, for over 30 years, with AT&T, where he held numerous sales, marketing, product planning, and senior management positions. From 1989 to 1992, Mr. Fenner was President and a corporate officer of AT&T Network Systems' Transmission Business, a $3 billion unit with 10,000 employees. In this position, he was instrumental in the quality efforts that resulted in winning the Malcolm Baldridge Award. Before that, Mr. Fenner was Vice President of Product Planning for AT&T's entire $12 billion Network Systems Division, with operations that included Transmission Systems, Switching, Cellular, Cable & Wire, and Operations Support (Software). Mr. Fenner is also on the Board of Directors of BitMICRO Networks, a company producing solid state storage devices, and ActiveStrategy, a pioneer in software designed to manage the process of "Strategy Execution." Mr. Fenner holds a Bachelor of Science Degree in Industrial Engineering from Lehigh University and a Master of Science in Management from MIT as a Sloan Fellow.

Harold E. Kennedy, 57, was appointed a Director in December 2004. He is an independent business consultant, advising corporate executives in the areas of business strategy, strategic management, internal entrepreneurship, and the management of intellectual property. Prior to his consulting activities, Mr. Kennedy held a variety of executive positions at Lockheed Martin and Martin Marietta, spanning 31 years of his 33-year career in Aerospace and Defense. Mr. Kennedy retired from Lockheed Martin as the Corporate Vice President for Technology Commercialization. Mr. Kennedy also served as Lockheed Martin's Vice President of Strategic Planning - responsible for the annual strategic plans of the corporation's 40 operating companies and four business areas, covering $26B in annual revenue. Mr. Kennedy is a former member of the board of directors of Xytrans Corporation, where he chaired the Audit Committee, and of TeraConnect Corporation - two of the companies he helped found. Mr. Kennedy holds a Bachelors of Science degree in Electrical Engineering from Lafayette College, and a Masters of Science in Management from MIT as a Sloan Fellow.

Clarence W. Peckham, 56, has been a Director and Chief Executive Officer since April 2003. Before that, Mr. Peckham was appointed Executive Vice President of SBS in February 2002, and served as President of SBS' Commercial and Government Group. In February 2001, Mr. Peckham was appointed President of SBS' Government

Group and for the period 1997 to 2001, Mr. Peckham was President of SBS' wholly owned subsidiary, SBS Technologies, Inc., Embedded Computers in Raleigh, North Carolina. Before joining SBS in 1997, Mr. Peckham was Vice President of Engineering and Chief Technologist at DY4 Systems in Canada, a leading supplier of military computer systems. Mr. Peckham has over 30 years' experience in the embedded computing field. Mr. Peckham holds a Bachelor of Science Degree in Electrical Engineering from Northeastern University.

Richard Szafranski, 56, has been a Director since January 2003 and serves as Chairman of the Management Development and Compensation Committee. Mr. Szafranski is the managing partner of Toffler Associates. Mr. Szafranski retired from active service in the United States Air Force as a colonel in July 1996. In his last assignment, he was the National Military Strategy Chair at the Air War College, Maxwell AFB, Alabama and the study director for Air Force 2025. While serving, Colonel Szafranski's duties included staff positions in the headquarters of Strategic Air Command, United States Space Command, North American Aerospace Defense Command, and Air Force Space Command. He commanded B-52 units at the squadron and wing level, including assignment as commander of the 7th Bomb Wing, Carswell AFB. He is a member of the International Institute of Strategic Studies and a recipient of the US Air Force Association National Medal of Merit. He serves on the Board of Reviewers for the Aerospace Power Journal, the professional Journal of the United States Air Force. Mr. Szafranski is a graduate of Air Command and Staff College. He holds a BA in English from Florida State University and an MA in Human Resources Management from Central Michigan University.

Alan F. White, 67, has been a Director since November 1997. Mr. White is Senior Associate Dean at the MIT Sloan School of Management and a member of the MIT Faculty (Ex Officio). Mr. White began his career at MIT in 1973, as an Alfred P. Sloan Fellow, and later served as Director of that Program. From 1973 to 1988, Mr. White served as Director of Executive Education at MIT. Mr. White serves on the boards of Ceridian Corporation (NYSE: CEN), StartupAvenue.com (France), Management Sciences for Health, and the advisory board of the Japan Management Institute. Mr. White has served as a consultant in the area of management development and business development to many organizations, including British Petroleum PLC, Citicorp, Inc., Gemini Consulting, and the Young Presidents' Organization. Mr. White holds a Bachelor's Degree in Political Science from the University of Miami (Ohio) and a Master of Science in Management from MIT as a Sloan Fellow.

There are no family relationships among any Directors or executive officers of SBS. Information about the stock ownership in SBS held by these individuals is shown under the heading "OWNERSHIP OF SBS COMMON STOCK" and is based on information provided by these individuals.

CORPORATE GOVERNANCE

Overview

The Board of Directors has adopted a written Statement on Corporate Governance, a copy of which is available in the *Corporate Governance* section of our website at www.sbs.com/ir, to assist it in the performance of its duties and the exercise of its responsibilities. The Statement on Corporate Governance reflects the view of the Board with respect to corporate governance issues generally. The Board believes that good corporate governance is a source of competitive advantage for SBS. Good governance allows the skills, experience and judgment of the Board to support our executive management team, enabling management to improve our performance and maximize shareholder value.

In addition, SBS has an Internal Financial and Disclosure Controls Committee, whose primary duties are to establish, evaluate and maintain systems of internal controls regarding financial information of the Company and disclosures required by applicable laws to ensure (a) accuracy, completeness, reliability and timeliness of financial and other reports, (b) effectiveness and efficiency of operations, and (c) compliance with applicable laws and regulations. That Committee's charter is available in the *Corporate Governance* section of our website at www.sbs.com/ir.

The Company also has disseminated to all of its employees a Financial Complaint Procedures Policy, available for review in the *Corporate Governance* section of our website at www.sbs.com/ir, to enable the anonymous reporting of any possible financial wrongdoing within the Company.

The Company has adopted a policy requiring the use of trading plans that comply with the requirements of Securities and Exchange Commission Rule 10b5-1 for any future sales or donations of SBS securities (stock or options) by all Directors and Executive Officers outside of the Company's 401(k) individual account plan. These Rule 10b5-1 plans are written, binding contracts governing the terms of future sales or donations of SBS securities and must be approved in advance by the General Counsel. The policy is designed to prevent inadvertent violations of insider trading laws and to avoid the appearance of impropriety by Directors and Executive Officers.

Does SBS have an ethics program?

The Board has adopted a Code of Ethics applicable to all employees and Directors of SBS (the "Code of Ethics"). The Code of Ethics contains standards to which all SBS personnel must adhere in areas such as fair dealing, conflicts of interest, company information and confidentiality, compliance with laws, rules and regulations, corporate opportunities, and improper use of corporate funds or assets, and contain specific compliance and enforcement mechanisms. The Code of Ethics is available in the *Corporate Governance* section of our website at www.sbs.com/ir. We will disclose future amendments to, or waivers granted to the Company's principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions, if any, from, the Code of Ethics in the *Corporate Governance* section of our website at www.sbs.com/ir, within two business days following the date of the amendments or waivers. Since adoption of the Code of Ethics in February 2003, no waivers have been granted to any of the Company's principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions.

Does the Board of Directors have Committees?

The Board of Directors has three standing Committees: Audit; Corporate Governance and Nominating; and Management Development and Compensation.

Audit Committee

Members: Peter D. Fenner (Chairman), Warren W. Andrews, Lawrence A. Bennigson, and Harold E. Kennedy.

The Audit Committee, which held nine meetings in fiscal year 2005, consists of four Directors who are independent, as defined in NASD Rule 4200(A)(15), and qualified to serve on the Audit Committee pursuant to the requirements of The NASDAQ Stock Market, Inc. ("NASDAQ"). Currently, the Board of Directors has determined that Messrs. Fenner and Kennedy are "audit committee financial experts" consistent with SEC rules.

The Audit Committee oversees the accounting and financial reporting processes and the integrated audit of the consolidated financial statements and an audit of internal control over financial reporting, including (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements, (c) the qualifications and independence of the independent registered public accountants, (d) the performance of the independent registered public accountants, and (e) our systems of disclosure controls and procedures, and compliance with ethical standards we have adopted. The Audit Committee serves as the sole authority to which the independent registered public accountants are accountable, and has the sole authority and responsibility for the appointment (subject to approval by our shareholders), compensation, retention and oversight of the work of the independent registered public accountants, including any non-audit relationship with the independent registered public accountants. The independent registered public accountants report directly to the Audit Committee and the Audit Committee is responsible for the resolution of any disagreements between management and the independent registered public accountants regarding financial reporting.

Effective January 26, 2005, the Audit Committee adopted a revised written charter, which is attached to this Proxy Statement as Appendix A, and is also available in the *Corporate Governance* section of our website at www.sbs.com/ir.

The Company pays for training for Independent Directors related to committee and board service. Peter D. Fenner, Chairman of the Audit Committee, attended training sponsored by the National Association of Corporate Directors during the fiscal year ended June 30, 2005.

Corporate Governance and Nominating Committee

Members: Warren W. Andrews (Chairman), Harold E. Kennedy, Richard Szafranski, and Alan F. White.

The Corporate Governance and Nominating Committee, which held five meetings in fiscal year 2005, consists of four Directors who are independent. The Corporate Governance and Nominating Committee has the responsibility to make recommendations to the Board with respect to nominees to be designated by the Board for election as Directors and officers, the effectiveness, structure, size and composition of the Board, including committee assignments, and to monitor corporate governance standards of the Company. The Board of Directors approves the proposed slate of nominees for recommendation to the shareholders. Nominated Directors stand for election by the shareholders at SBS' Annual Meeting of Shareholders.

The Board of Directors has determined that each member of the Corporate Governance and Nominating Committee is independent as defined in NASD Rule 4200(A)(15), and qualified to serve on the Corporate Governance and Nominating Committee pursuant to the requirements of NASDAQ. Effective April 20, 2004, the Board of Directors adopted a written charter for the Corporate Governance and Nominating Committee, which is attached to this Proxy Statement as Appendix B, and is also available in the *Corporate Governance* section of our website at www.sbs.com/ir.

Management Development and Compensation Committee

Members: Richard Szafranski (Chairman), Lawrence A. Bennigson, Peter D. Fenner and Alan F. White.

The Management Development and Compensation Committee, which held nine meetings in fiscal year 2005, consists of four Directors who are independent, and none of them was an employee or former employee of SBS. The Committee is responsible for making recommendations to the Board of Directors concerning policies and procedures which will attract, develop and retain key managers and executives critical to the long-term success of SBS, and to align executive compensation with shareholder interests. The Management Development and Compensation Committee provides guidance and overview of management development, executive salary, incentive and benefit programs. In addition, the Management Development and Compensation Committee is responsible for evaluating the performance of the Chief Executive Officer, recommending Chief Executive Officer compensation to the full Board, and meeting annually with the Chief Executive Officer to review management development programs and activities, and succession planning. While the administration of management development and compensation is the responsibility of SBS management, the review and recommendation of the Management Development and Compensation Committee is required for executive (individuals who lead businesses or functional responsibilities) compensation, philosophy and policy; incentive programs; executive benefit and perquisite programs; stock and stock option awards and their terms to be awarded to officers subject to Section 16(b) of the Securities Exchange Act of 1934; Board member compensation and any other compensation issues as may be directed to it. Effective February 7, 2003, the Board of Directors adopted a revised written charter for the Management Development and Compensation Committee, which is attached to this Proxy Statement as Appendix C, and is also available in the *Corporate Governance* section of our website at www.sbs.com/ir.

During the fiscal year ended June 30, 2005, no SBS Executive Officer served on the compensation committee (or equivalent) or the board of directors of another entity whose executive officer(s) served on SBS' Management Development and Compensation Committee.

The Company pays for training for Independent Directors related to committee and board service. Richard Szafranski, Chairman of the Management Development and Compensation Committee, attended compensation committee training sponsored by the Harvard Business School during the fiscal year ended June 30, 2005.

What independence requirements apply to the Board of Directors and its committees?

SBS' Statement on Corporate Governance requires that Directors who are independent of management constitute a substantial majority of the Board of Directors. In addition, NASDAQ listing standards require that a majority of the Board be independent of management. Those standards provide generally that no Director will be considered independent unless that Director has not received, directly or indirectly, any compensation or other benefit from SBS or an affiliate, other than in his capacity as a Director or a member of a Committee of the Board, for a period of at least three years. The Board has determined that all of the Director nominees, with the exception of Mr. Peckham, are independent. Six of the eight current Directors and six of the seven nominated Directors of SBS are independent of management and have no material connection to SBS other than their positions as Directors of the Company.

NASDAQ listing standards require that all members of the Audit Committee and the Corporate Governance and Nominating Committee be independent. The Statement on Corporate Governance adopted by our Board goes further by requiring that all members of each standing committee of the Board be comprised solely of Independent Directors. As a result, Mr. Peckham does not serve on any standing committee of the Board.

In addition to the foregoing, no Director of SBS currently serves on more than a total of two public company boards, inclusive of SBS.

Do the Independent Directors meet separately from management?

The Independent Directors meet in private sessions without any employee directors or members of management present at every regularly scheduled meeting of the Board and additionally as requested by any Independent Director. Those meetings are chaired by the duly elected Lead Director who is an Independent Director, or the Chairman of the Board if an Independent Director. As of September 9, 2005, Lawrence A. Bennigson was appointed the Chairman of the Board. The Lead Director or independent Chairman of the Board approves the agenda and minutes for all meetings of the Independent Directors. The Independent Directors held eight meetings in fiscal year 2005.

How can shareholders communicate with the Board?

In accordance with the policy, approved by all of the Independent Directors, shareholders and other interested parties may communicate directly with the full Board, the Chairman of the Board, non-management Directors as a group or individual Directors, including the Lead Director, if applicable, by delivering a written communication in care of the Corporate Secretary of SBS, 7401 Snaproll NE, Albuquerque, NM 87109. The written communication should be addressed to the specific Director or Directors whom the shareholder or interested party wishes to contact. Communications may be addressed to the Director(s) concerned, and forwarded to the Corporate Secretary at 7401 Snaproll NE, Albuquerque, NM 87109. All communications are recorded in a log, and the log is regularly submitted to the Board for review.

What is the Board's policy regarding Annual Meeting attendance?

As a matter of policy, Board members are required to attend the annual meeting of shareholders, unless absence is unavoidable due to matters outside the control of a Director. All members of the Board attended the last annual meeting of shareholders on November 18, 2004.

How are Directors nominated?

Among other duties, the Corporate Governance and Nominating Committee (the "CGNC") identifies and recommends to the Board individuals qualified to serve as Directors of the Company and on committees of the Board and advises the Board with respect to the composition of the Board and its committees. All Board members are elected annually by our shareholders, subject to the Board's right to fill vacancies in existing or new Director positions on an interim basis. Based on advice from the CGNC, each year the Board will recommend a slate of Directors to be presented for election at the annual meeting of shareholders.

In accordance with the policy adopted by the CGNC, the CGNC will give consideration to any director candidates recommended by shareholders or groups of shareholders holding five percent (5%) or more of the outstanding voting stock of the Company for a period of at least one year. The CGNC will also review nominations submitted by shareholders holding less than five percent (5%) or holding shares for less than one year, but is under no obligation to formally consider such nominations. In considering candidates submitted by shareholders, the

CGNC will take into consideration the needs of the Board and the qualifications of the candidate. The CGNC's evaluation process does not vary based on whether or not a candidate is recommended by a shareholder.

To have a candidate considered by the CGNC, a shareholder must submit the recommendation in writing and must include the following information:

- The name of the shareholder or group of shareholders making the recommendation, and evidence of the person's or group's ownership of SBS stock, including the number of shares owned and the length of time of ownership;
- The name, age, business address and residence address of the candidate;
- The principal occupation or employment of the candidate;
- The number of shares of SBS stock owned by the candidate;
- The candidate's resume or a listing of his or her qualifications to be a Director of SBS;
- The candidate's consent to be named as a Director if selected by the CGNC, nominated by the Board and approved by the shareholders; and
- any other information relating to the person that would be required to be disclosed in a solicitation of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, if the candidate had been nominated by or on behalf of the Board.

The shareholder recommendation and information described above must be sent by U.S. mail, postage prepaid, to the Board of Directors of SBS c/o Corporate Secretary, at 7401 Snaproll NE, Albuquerque, NM 87109 and must be received by the Corporate Secretary not less than 120 days before the anniversary date of the Company's most recent annual meeting of shareholders.

In identifying and evaluating nominees for Director, the CGNC seeks to ensure that the Board possesses, in the aggregate, the strategic, managerial and financial skills and experience necessary to fulfill its duties and to achieve its objectives, and seeks to ensure that the Board is comprised of Directors who have broad and diverse backgrounds, possessing knowledge in areas that are of importance to SBS. The CGNC looks at each nominee on a case-by-case basis regardless of who recommended the nominee. In looking at the qualifications of each candidate to determine if his or her election would further the goals described above, the CGNC takes into account all factors it considers appropriate, which include strength of character, mature judgment, career specialization, relevant technical skills or financial acumen, diversity of viewpoint, and industry knowledge. In addition, the CGNC examines a candidate's specific experiences and skills in relation to the needs of the Board and SBS and the skills and experiences of current Board members. The Board believes that, to be recommended as a Director nominee, each candidate must:

- display the highest personal and professional ethics, integrity and values;
- have the ability to exercise sound business judgment;
- be accomplished in his or her respective field, and have broad experience at the administrative and/or policy-making level in business, government, education, technology or public interest;
- be independent of any particular constituency, be able to represent all SBS shareholders and be committed to enhancing long-term shareholder value; and
- have sufficient time available to devote to activities of the Board and to enhance his or her knowledge of SBS' business.

The Board also believes the following qualities or skills are necessary for one or more Directors to possess:

- At least one Director should have the requisite experience and expertise to be designated as an "audit committee financial expert" as defined by applicable rules of the SEC.
- One or more of the Directors generally should be active or former chief executive officers of public companies or leaders of major complex organizations, including commercial, scientific, government, educational and other similar institutions.

- Directors should be selected so that the Board represents diverse backgrounds, experience and perspectives.

The CGNC identifies potential nominees by asking current Directors and executive officers to notify the CGNC if they become aware of persons meeting the criteria described above who may be available to serve on the Board. The CGNC also, from time to time, may engage firms that specialize in identifying Director candidates. As described above, the CGNC will also consider candidates recommended by shareholders.

Once a person has been identified by the CGNC as a potential candidate, the CGNC may collect and review publicly available information regarding the person to assess whether the person should be considered further. If the CGNC determines that the candidate warrants further consideration, the Chairman or another member of the CGNC contacts the person. Generally, if the person expresses a willingness to be considered and to serve on the Board, the CGNC requests information from the candidate, reviews the person's accomplishments and qualifications, including in light of any other candidates that the CGNC might be considering, and conducts one or more interviews with the candidate. In certain instances, CGNC members may contact one or more references provided by the candidate or may contact other members of the business community or other persons that may have greater first-hand knowledge of the candidate's accomplishments. Current members of the Board will also be asked to interview a candidate for the Board and to provide input on whether such candidate is suitable for the position.

All Directors being nominated for election to a new term beginning November 17, 2005, were elected as Directors by the shareholders at the Annual Meeting on November 18, 2004, except Mr. Kennedy, who was appointed as a director in December 2004. Mr. Kennedy was recommended as a Director by a non-management Director.

During the fiscal year ended June 30, 2005, SBS has not paid any fee to any third party or third parties to identify or evaluate or assist in identifying or evaluating potential nominees.

The CGNC did not receive, by a date not later than the 120th calendar day before the date of release of this Proxy Statement to security holders in connection with the previous year's annual meeting, a recommended nominee from a security holder that beneficially owned more than 5% of the company's voting common stock for at least one year as of the date the recommendation was made, or from a group of security holders that beneficially owned, in the aggregate, more than 5% of SBS common stock.

Do Directors have a mandatory retirement age?

Under our Statement on Corporate Governance, the Board has established a mandatory retirement age of 72.

How much are the Independent Directors paid?

During the Board term commencing in November 2004, Independent Directors were paid as follows:

- annual retainer of $25,000 for service on the Board;
- annual retainer to committee chairpersons as follows: Audit Committee $5,000; Corporate Governance and Nominating Committee $2,500; and Management Development and Compensation Committee $2,500;
- annual retainer of $2,500 for the Lead Director;
- annual grant of restricted shares of SBS common stock equal to $14,000, the number of shares being determined by dividing $14,000 by the closing market price of SBS' common stock on the day prior to their election or appointment to the Board under the terms of the 1998 Long-Term Equity Incentive Plan. The restricted shares vest upon the completion of the 2004/2005 term on November 16, 2005 and the trading restrictions will be removed equally over a three-year period from the date of grant; and
- meeting fees as follows: $1,500 per Board meeting day; $750 per Committee meeting; $500 for each meeting of the Board held telephonically; and $1,000 per travel day for Board or Committee meetings.

If the Chairman of the Board is an Independent Director, he or she receives an annual retainer of $75,000 in addition to amounts otherwise due to that person as an Independent Director. Lawrence A. Bennigson, an Independent Director, was elected Chairman of the Board on September 9, 2005.

Independent Directors are able to elect, under SBS' 1998 or 2000 Long-Term Equity Incentive Plans, to receive a portion of these payments in restricted shares of SBS' common stock or options to purchase shares of SBS' common stock subject to, and in accordance with, Section 16(b) of the Securities Exchange Act of 1934, as more fully described in note (1) to the Independent Directors Compensation chart on page 16.

For the 2004/2005 term, on November 18, 2004, each Director elected to receive his compensation for service as an Independent Director in cash, restricted shares of SBS common stock, or options to purchase shares of SBS common stock, or a combination of these selections (other than Harold E. Kennedy, who made his election effective December 15, 2004), as follows:

- Warren W. Andrews, Lawrence A. Bennigson and Alan F. White each elected to receive their compensation in cash.
- Peter D. Fenner elected to receive, and was granted on November 18, 2004, 4,960 restricted shares of SBS common stock. The restricted shares were valued at $14.82 per share, the closing market price of SBS common stock on the date of the election in accordance with the terms of the 1998 Long-Term Equity Incentive Plan. The restricted shares vest, and the trading restriction on one-third of the shares is removed, upon the completion of the 2004/2005 term. The trading restriction on the remaining shares is removed equally on the second and third anniversary of the grant.
- Richard Szafranski elected to receive, and was granted on November 18, 2004, 4,723 restricted shares of SBS common stock. The restricted shares were valued at $14.82 per share, the closing market price of SBS common stock on the date of the election in accordance with the terms of the 1998 Long-Term Equity Incentive Plan. The restricted shares vest, and the trading restriction on one-third of the shares is removed, upon the completion of the 2004/2005 term. The trading restriction on the remaining shares is removed equally on the second and third anniversary of the grant.
- Harold E. Kennedy elected to receive a combination of cash and restricted shares of SBS common stock. He elected to receive, and was granted on December 15, 2004, 1,555 restricted shares of SBS common stock. The restricted shares were valued at $13.50 per share, the closing market price of SBS common stock on the date of the election in accordance with the terms of the 1998 Long-Term Equity Incentive Plan. The restricted shares vest, and the trading restriction on one-third of the shares is removed, upon the completion of the 2004/2005 term. The trading restriction on the remaining shares is removed equally on the second and third anniversary of the grant.

Additionally, SBS reimburses the Independent Directors for travel expenses incurred in connection with attending Board and Committee meetings. All travel expense reimbursements to the Independent Directors are consistent with reimbursements for travel applicable to all SBS employees, except for the following perquisites: business class airfare, and when not available, first class airfare; full size car rental; and reimbursement of travel costs for a spouse to attend one Board meeting per year. The aggregate amount reimbursed to the Independent Directors for perquisites was approximately $10,000.

Independent Directors also receive an option to acquire 11,500 shares of SBS' common stock (6,500 shares under the terms of the 1998 Long-Term Equity Incentive Plan and 5,000 shares under the terms of the 1993 Director and Officer Stock Option Plan) upon election or appointment to the Board, and for each year of service thereafter. The exercise price of all such options is the market price of SBS' common stock on the grant date as provided in the respective plan.

- For the 2004/2005 term, each Independent Director elected on November 18, 2004 was granted an option to acquire 11,500 shares of SBS' common stock. In addition, Harold E. Kennedy, appointed a Director on December 15, 2004, was granted an option to acquire 11,500 shares of SBS' common stock.

- The option grants from the 1998 Long-Term Equity Incentive Plan vest in one year from the date of grant, expire ten years from the date of the grant, and have a purchase price per share of $14.75 (or $13.50 in the case of Harold E. Kennedy), the closing market price of SBS common stock on the date of grant, in accordance with the terms of the Plan.
- The option grants from the 1993 Director and Officer Option Plan vest in one year from the date of grant, expire five years from the date of grant, and have a purchase price per share of $14.82 (or $13.44 in the case of Harold E. Kennedy), the closing market price of SBS common stock on the day prior to the date of grant, in accordance with the terms of this Plan.

On April 21, 2005, in response to SFAS No. 123 (Revised 2004), *Share Based Payment*, the Board of Directors of SBS approved the acceleration of the vesting of all outstanding unvested stock options with an exercise price greater than $9.22 (the Acceleration). The Acceleration was effective on April 21, 2005, and resulted in the immediate vesting of a total of 1,299,258 outstanding stock options, including the 69,000 options granted to the Independent Directors for their service during the 2004/2005 term.

The following table summarizes the total compensation of the Independent Directors for the 2004/2005 term ending on November 16, 2005, assuming there are no special meetings of the Board of Directors between the date of this Proxy Statement and November 16, 2005.

Independent Director Compensation
For Year of Service ending November 2005

Independent Director	Annual Retainer	Committee Chairs and Lead Director	Board and Committee Meeting Fees	Restricted Stock Risk Premium (1)	Annual Restricted Stock Grant	Total
Warren W. Andrews	$ 25,000	2,500	36,500	--	14,000	$ 78,000
Lawrence A. Bennigson	25,000	2,500	36,000	--	14,000	77,500
Peter D. Fenner	25,000	5,000	37,500	21,000	14,000	102,500
Harold E. Kennedy	25,000	--	34,500	6,000	14,000	79,500
Richard Szafranski	25,000	2,500	36,500	20,000	14,000	98,000
Alan F. White	25,000	--	36,500	--	14,000	75,500
	$ 150,000	12,500	217,500	47,000	84,000	$ 511,000

(1) *If Director elects to receive restricted stock in lieu of cash compensation, he receives a risk premium of 140% of the amount payable in cash*

Independent Director	Annual Stock Option Grant	Grant Date Fair Value of Stock Options (2)
Warren W. Andrews	11,500	$ 57,607
Lawrence A. Bennigson	11,500	57,607
Peter D. Fenner	11,500	57,607
Harold E. Kennedy	11,500	51,637
Richard Szafranski	11,500	57,607
Alan F. White	11,500	57,607
	69,000	$ 339,672

(2) *The grant date fair value of the annual stock option grant was estimated using the Black-Scholes option pricing model.*

How much are employee Directors paid?

Employees who are also Directors receive no additional compensation for serving as Directors.

Compensation Of Executive Officers

Executive Officers who are not standing for re-election as Directors

Christopher J. Amenson, 54, has been a Director since August 1992, however, Mr. Amenson is not standing for re-election as a Director. Mr. Amenson has been Executive Chairman since April 17, 2003. Mr. Amenson served as Chairman of the Board from April 2002 to September 2005 and from May 1997 to November 2001. Mr. Amenson served as President of SBS from April 1992 through March 2001 and Chief Executive Officer of SBS from October 1996 through March 2001 and from April 2002 to April 2003. From April 1992 to October 1996, Mr. Amenson was Chief Operating Officer of SBS. For five years before joining SBS, Mr. Amenson was President of Industrial Analytics, Inc., a Boston-based firm engaged in consulting in support of operations, mergers and acquisitions. Mr. Amenson also serves on the Boards of Directors of Rainbow House International, the Technical-Vocational Institute Foundation, PointCross, Inc., and is Chairman of the Board of Best Choice Educational Services, Inc. Mr. Amenson holds a Bachelor's Degree in Government from the University of Notre Dame and a Master of Science in Management from the Massachusetts Institute of Technology ("MIT") as a Sloan Fellow.

Executive Officers who are not Directors

Bruce E. Castle, 47, has been Vice President, General Counsel and Secretary of SBS since November 2002. Mr. Castle was hired by SBS as General Counsel in July 2002. Before joining SBS, Mr. Castle practiced law in Albuquerque, New Mexico for 19 years, including as a director and shareholder of Kemp Smith Duncan & Hammond, P.C., managing shareholder of Eastham Johnson Monnheimer & Jontz, P.C., and most recently a principal of Vogel Campbell Blueher & Castle, P.C. Mr. Castle holds a Bachelor of Arts Degree from Northeast Missouri State University (now Truman State University) and a Juris Doctor Degree from the University of Missouri.

James E. Dixon, Jr., 60, has been Executive Vice President since November 2001, and Treasurer and Chief Financial Officer since September 1995. From September 1995 to November 2001, Mr. Dixon held the position of Vice President, Finance and Administration. In addition, Mr. Dixon served as Secretary from November 2000 until November 2002. Mr. Dixon served as a Director from November 1998 through November 2000. For eight years before joining SBS, Mr. Dixon held the position of Director of Finance, Howden Group America, Inc., a wholly owned subsidiary of Howden Group PLC. Howden Group America's subsidiaries, whose combined annual revenue then exceeded $200 million, specialize in the design and manufacture of air and gas handling equipment, defense-related products and food processing equipment. Before that, Mr. Dixon held various controller positions at Westinghouse Electric Corporation from 1971 to 1985. Mr. Dixon holds a Bachelor's Degree in Business Education from Indiana University of Pennsylvania.

David H. Greig, 50, has been President and Chief Operating Officer since April 2002. From February 2001 to April 2002, Mr. Greig held the positions of Vice President of SBS and President of SBS' Commercial Group. Mr. Greig joined SBS in October 1997 as President of SBS' wholly owned subsidiary, SBS Technologies, Inc., Connectivity Products in St. Paul, Minnesota. Before joining SBS, Mr. Greig was employed by Perle Systems, a designer and manufacturer of computer networking equipment. During his fourteen-year tenure with Perle, Mr. Greig served in several capacities, including President of the Perle Customer Engineering Division, and later served simultaneously as President of Perle's U.S. operations, and Executive Vice President and Director of the Canadian parent company. Previously, Mr. Greig was Founder and President of Greig-Power Co. Ltd., a Toronto, Canada-based developer of custom electronic systems used to automate and control manufacturing operations. Mr. Greig performed duties as a research assistant at York University's Center for Research in Experimental Space Science before founding his own business. Mr. Greig holds the equivalent of a Bachelor's Degree in Electrical Engineering from Ryerson Polytechnical Institute in Toronto, Ontario, Canada.

How much do the Executive Officers get paid?

The following table provides an overview of compensation that SBS paid to the Executive Officers for the fiscal years ended June 30, 2005, 2004 and 2003.

SUMMARY COMPENSATION TABLE

		Annual Compensation	Long-Term Compensation	
Name and Principal Position	Year	Salary ($)	Securities Underlying Options (# shares)	All Other Compensation ($)
Clarence W. Peckham	2005	325,000	50,000	8,238 (4)
Chief Executive Officer (1)	2004	300,000	—	37,538 (5)
	2003	272,870	100,000	43,508 (6)
Christopher J. Amenson	2005	150,000	—	14,291 (7)
Executive Chairman and former	2004	150,000	—	6,000 (4)
Chairman of the Board (2)	2003	192,335	—	9,291 (8)
David H. Greig	2005	286,000	30,000	7,920 (4)
President & Chief Operating Officer	2004	282,615	—	332 (9)
	2003	275,000	30,000	48,835 (10)
James E. Dixon, Jr.	2005	286,000	30,000	10,691 (11)
Executive Vice President, Chief Financial	2004	282,615	20,000	14,582 (12)
Officer & Treasurer	2003	275,000	—	8,253 (4)
Bruce E. Castle	2005	238,500	15,000	7,793 (4)
Vice President, General Counsel & Secretary (3)	2004	234,346	7,500	9,310 (13)
	2003	197,308	20,000	4,500 (4)

Note: The aggregate value of all perquisites received by each of the Executive Officers did not exceed $1,000 per year, during fiscal 2005, 2004 and 2003.

(1) Effective April 17, 2003, Clarence W. Peckham was appointed to the position of Chief Executive Officer.

(2) Effective September 9, 2005, Mr. Amenson resigned from his position of Chairman of the Board. Effective April 17, 2003, Christopher J. Amenson was appointed to the position of Executive Chairman.

(3) Bruce E. Castle was appointed Vice President, General Counsel and Secretary of SBS in November 2002 and he joined SBS in late July 2002. Accordingly, fiscal 2003 compensation information included in the table represents only compensation from late July 2002 through June 30, 2003.

(4) Represents payments made by SBS pursuant to a contribution-matching program under its 401(k) plan. Amounts paid under SBS' other employee benefits plans are not included because the benefits provided to officers under these plans are identical to those provided to all other employees.

(5) Includes payment of $28,846 for accrued leave compensation and $8,692 in payments made by SBS pursuant to a contribution-matching program under its 401(k) plan.

(6) Includes $34,622 in relocation payments and $8,886 in payments made by SBS pursuant to a contribution-matching program under its 401(k) plan.

(7) Includes payment of $7,972 for accrued leave compensation and $6,319 in payments made by SBS pursuant to a contribution-matching program under its 401(k) plan.

(8) Includes $7,692 in payments made by SBS pursuant to a contribution-matching program under its 401(k) plan and $1,599 in fringe benefits.

(9) Represents $332 in fringe benefits.

(10) Represents relocation benefits paid to employee.

(11) Includes payment of $3,037 for accrued leave compensation and $7,654 made by SBS pursuant to a contribution-matching program under its 401(k) plan.

(12) Includes $5,699 for accrued leave compensation, $8,448 in payments made by SBS pursuant to a contribution-matching program under its 401(k) plan, and $435 in fringe benefits.

(13) Includes $8,310 in payments made by SBS pursuant to a contribution-matching program under its 401(k) plan, and $1,000 in fringe benefits.

On July 25, 2005, the Board of Directors approved the Fiscal Year 2006 Executive Incentive Plan and the Fiscal Year 2006 Long-term Executive Incentive Plan which will affect the compensation of the Executive Officers during the fiscal year ending June 30, 2006 and subsequent fiscal years. Please refer to the Current Report on Form 8-K filed by SBS on July 29, 2005, which includes a brief description of the terms of the plans and copies of the plans are included as exhibits to the Form 8-K.

The following table provides information about shares acquired upon the exercise of stock options, and unexercised stock options held by, the Executive Officers in the Summary Compensation Table at June 30, 2005:

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

			Number of Shares Underlying Unexercised Options at June 30, 2005		Value of Unexercised In-The-Money Options at June 30, 2005	
Name	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
C. Amenson	—	$ —	270,000	—	$ —	$ —
C. Peckham	—	—	234,000 (1)	60,000	140,800	81,600
D. Greig	—	—	241,100 (1)	18,000	20,800	24,480
J. Dixon Jr.	—	—	202,000 (1)	—	—	—
B. Castle	—	—	32,500 (1)	10,000 (2)	12,800	12,800

(1) On April 21, 2005, in response to SFAS No. 123 (Revised 2004), *Share Based Payment*, the Board of Directors of SBS approved the acceleration of the vesting of all outstanding unvested stock options with an exercise price greater than $9.22 (the Acceleration). The Acceleration was effective on April 21, 2005, and resulted in the immediate vesting of a total of 1,299,258 outstanding stock options, including 248,750 options held by the Executive Officers.

(2) 5,000 of these options became exercisable July 31, 2005.

The following table provides information about individual grants of stock options made to the Executive Officers in the Summary Compensation Table during the year ended June 30, 2005:

OPTION GRANTS IN FISCAL YEAR 2005

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date	Grant Date Present Value
C. Peckham	50,000 (1)	6.00%	$ 13.00	12/13/2014	$ 263,659 (2)
J. Dixon Jr.	30,000 (1)	3.60%	13.00	12/13/2014	158,196 (2)
D. Greig	30,000 (1)	3.60%	13.00	12/13/2014	158,196 (2)
B. Castle	15,000 (1)	1.80%	13.00	12/13/2014	79,098 (2)

(1) Options were granted on December 13, 2004 under the 1993 Director and Officer Stock Option Plan; and were immediately vested on April 21, 2005 in connection with the Acceleration approved by the Board of Directors. On April 21, 2005, in response to SFAS No. 123 (Revised 2004), *Share Based Payment*, the Board of Directors of SBS approved the acceleration of the vesting of all outstanding unvested stock options with an exercise price greater than $9.22. The Acceleration was effective on April 21, 2005, and resulted in the immediate vesting of a total of 1,299,258 outstanding stock options, including 248,750 options held by the Executive Officers.

(2) We selected the Black-Scholes option pricing model to estimate the Grant Date Present Value of the options with the following weighted average assumptions; expected life of 3.08 years, risk free rate of return of 3.06%, expected volatility of 56.69% and a dividend yield of 0%. The actual value that the Executive Officer will receive from the stock option grants will depend on the future performance of the stock and the price of the stock at the time of exercise.

Compensation plans of SBS under which securities may be issued

The following sets forth certain information as of June 30, 2005 with respect to compensation plans of SBS under which securities may be issued:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, rights, restricted stock, and other stock-based awards	Weighted-average exercise price of outstanding options, rights, restricted stock, and other stock-based awards	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders	3,397,414	$14.39	2,413,752 *
Equity compensation plans not approved by security holders	—	—	—
Total	3,397,414	$14.39	2,413,752 *

* Certain equity compensation plans of the Company contain a formula that automatically increases the number of securities available for issuance by a percentage of the number of outstanding securities of the Company as follows:

- the 1993 Director and Officer Stock Option Plan provides securities available for grant equal to 5% of the number of shares of the Company's common stock outstanding the first day of each fiscal year plus shares underlying expired or terminated options (1,473,209 shares available at June 30, 2005).
- the 2000 Long-Term Equity Incentive Plan provides securities available for grant equal to ten percent of the adjusted average of the outstanding stock, as that number is determined by SBS to calculate net income per common share – assuming dilution for the preceding fiscal year, reduced by any shares of stock under the plan subject to unexercised options and any shares of stock under the plan subject to restrictions (542,820 shares available at June 30, 2005).

In addition, the 1998 Long-Term Equity Incentive Plan provides for the award of restricted stock, stock appreciation rights, and stock unit awards, in addition to options, up to the number of shares remaining in the Plan (260,723 available as of June 30, 2005). The 2000 Long-Term Equity Plan also provides for restricted stock awards and restricted stock unit awards, not to exceed a total of 50,000 shares in any one year.

Does SBS have employment agreements for the Executive Officers?

All of our Executive Officers have employment agreements with SBS.

Each Agreement:

- assigns to SBS certain intellectual property developed by the employee on SBS time,
- is terminable by either party, with or without cause, upon thirty days' notice,
- contains non-competition clauses which apply during the employment period and for two years thereafter, and
- contains restrictions against disclosure of proprietary information.

Christopher J. Amenson serves as Executive Chairman under an employment agreement executed on April 11, 2005. Under the agreement, which has a term expiring in November 2005, unless terminated as described below or extended for an additional one-year period upon the mutual agreement of Mr. Amenson and SBS, Mr. Amenson receives a current base annual salary of $150,000. The agreement provides that, upon either voluntary or involuntary resignation, other than discharge for cause, SBS will employ Mr. Amenson as an executive officer of the Company with reduced duties as agreed upon by Employee, senior management and the Board of Directors of the Company at an annual rate of pay of $40,000 for one year following termination. Also, the agreement provides for six months' severance payable upon Mr. Amenson's termination by SBS without cause.

Bruce E. Castle serves as Vice President, General Counsel and Secretary pursuant to an employment agreement effective July 29, 2003. Under the agreement, which has a three-year term unless terminated as described below, Mr. Castle receives a current base annual salary of $238,500. Also, the agreement provides for six months' severance payable upon Mr. Castle's termination by SBS without cause and one-year severance payable upon Mr. Castle's termination without cause within one year after a change in control of SBS.

James E. Dixon, Jr. serves as Executive Vice President, Treasurer and Chief Financial Officer pursuant to an employment agreement effective July 29, 2003. Under the agreement, which has a three-year term unless terminated as described below, Mr. Dixon receives a current base annual salary of $286,000. Also, the agreement provides for six months' severance payable upon Mr. Dixon's termination by SBS without cause and one-year severance payable upon Mr. Dixon's termination without cause within one year after a change in control of SBS.

David H. Greig serves as President and Chief Operating Officer pursuant to an employment agreement effective July 29, 2003. Under the agreement, which has a three-year term unless terminated as described below, Mr. Greig receives a current base annual salary of $286,000. Also, the agreement provides for six months' severance payable upon Mr. Greig's termination by SBS without cause and one-year severance payable upon Mr. Greig's termination without cause within one year after a change in control of SBS.

Clarence W. Peckham serves as Chief Executive Officer pursuant to an employment agreement effective April 17, 2003, as amended on January 28, 2005. Under the agreement, which has a five-year term unless terminated as described below, Mr. Peckham receives a current base annual salary of $325,000. The agreement also provides for issuance to Mr. Peckham of a stock option grant of 100,000 shares of SBS common stock, with annual vesting of 20,000 shares beginning on April 30, 2004 through April 30, 2008, based on continuous employment through these dates. Also, the agreement provides for six months' severance payable upon Mr. Peckham's termination by SBS without cause and one-year severance payable upon Mr. Peckham's termination without cause within one year after a change in control of SBS.

We indemnify our Executive Officers to the fullest extent permitted by law so that they will be free from undue concern about personal liability in connection with their service to us. This is required under our Bylaws, and we have also signed agreements with each of those individuals contractually obligating us to provide this indemnification to them.

REPORTABLE TRANSACTIONS

During the last fiscal year, has any Director, Officer, nominee for Director, or shareholder identified in the ownership of SBS common stock section, or any of their immediate family members, been involved in any transaction in which SBS or any of its subsidiaries was involved, or may be involved in the future, which exceeded $60,000?

SBS knows of no reportable transactions.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Did the Directors and Executive Officers file all of their required Section 16(a) beneficial ownership reports with the SEC on time?

Under the Securities Exchange Act of 1934, Directors and Executive Officers of public companies are required to report to the Securities and Exchange Commission all personal transactions involving SBS' common stock. Based solely upon a review of Forms 3 and 4 filed by Directors and Executive Officers of SBS during the fiscal year ended June 30, 2005, all reports required by Section 16(a) of the Securities Exchange Act of 1934 were timely filed, except for two filings: one Form 3 and one Form 4. These forms were filed in connection with Mr. Kennedy's appointment to the Board of Directors on December 15, 2005. The required forms were filed on behalf of Mr. Kennedy on December 20, 2005, one day after the two business day filing deadline, due to not receiving the mandatory electronic access codes assigned by the Securities and Exchange Commission until December 20, 2005.

INDEPENDENT PUBLIC ACCOUNTANTS

Approval of Services

The Audit Committee of the Board of Directors pre-approves all engagements for audit and non-audit services provided by the Company's independent registered public accounting firm, KPMG LLP. The policies and procedures for approval of all services as outlined in the Audit Committee charter follow:

- The Audit Committee shall serve as the sole authority to which the independent registered public accountants are accountable, and have the sole authority and responsibility for the appointment (subject to approval by the Company's shareholders), compensation, retention and oversight of the work of the independent registered public accountants, including any non-audit relationship with the independent registered public accountants; and

- The Audit Committee shall select and retain, and terminate when appropriate, the independent registered public accountants, set the independent registered public accountants' compensation, and pre-approve all audit services to be provided by the independent registered public accountants; and

- The Audit Committee shall pre-approve all permitted non-audit services to be performed by the independent registered public accountants and establish policies and procedures for the engagement of the independent registered public accountants to provide permitted non-audit services.

In addition, the Audit Committee has determined that the Audit Committee on behalf of SBS shall not engage the independent registered public accountants to perform any services for SBS other than audit, tax compliance, tax planning and tax advice.

The aggregate fees billed during the fiscal years ended June 30, 2005 and 2004 for professional services rendered by SBS' independent registered public accounting firm, KPMG LLP, all of which were pre-approved by the Audit Committee, were as follows:

	For fiscal years ended June 30,			
Type of Service	**2005**	**%**	**2004**	**%**
Audit fees	$ 496,200	65%	$ 335,500	37%
Audit-related fees	—	—	11,900	1%
Tax fees				
Tax compliance	177,000	29%	424,600	47%
Tax advice and planning	65,300	6%	125,700	14%
Total tax fees	242,300	35%	550,300	61%
All other fees	—	—	1,800	1%
Total fees	$ 738,500	100%	$ 899,500	100%

Audit Fees

Audit fees are comprised of fees billed in connection with: the audit of the Company's consolidated financial statements included in Form 10-K (fees for the fiscal year ended June 30, 2005 include fees related to the audit of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act); the review of the Company's unaudited interim condensed consolidated financial statements included in Form 10-Q; and statutory audits of certain foreign subsidiaries. Audit fees also include fees associated with the review by KPMG of registration statements filed with the Securities and Exchange Commission and the related issuance of independent registered public accountant consent letters.

Audit Related Fees

Audit related fees include assurance and related fees billed in connection with the audit of employee benefit plan financial statements.

Tax Fees

Tax fees are comprised of fees billed in connection with tax compliance services and fees billed in connection with tax advice and tax planning services. Tax compliance services include preparation of income tax returns and filings with tax authorities based in the United States, Germany and Canada, assistance with claims for refunds, and tax payment assistance. Tax advice and tax planning services include assistance with the examination of tax returns previously filed, the implementation of domestic and international tax planning strategies, and consultation on other tax matters.

All Other Fees

All other fees include fees billed for assistance with the interpretation of new accounting standards and other related services.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors is comprised of four Directors who are each independent and financially literate, and all of whom are financially sophisticated, within the current meaning of the National Association of Securities Dealers' ("NASD") rules regarding audit committees. Our Board of Directors has determined that Peter D. Fenner and Harold E. Kennedy are "audit committee financial experts," as defined by SEC rules.

Management has the primary responsibility for establishing and maintaining an adequate system of internal control, for preparing the financial statements and for the public reporting process. KPMG LLP, our company's independent registered public accountants for 2005, is responsible for expressing an opinion on whether our consolidated financial statements present fairly, in all material respects, our financial position, results of operations, and cash flows in conformity with U.S. generally accepted accounting principles and on management's assessment of the effectiveness of SBS' internal control over financial reporting. In addition, KPMG LLP will express its own opinion on the effectiveness of SBS' internal control over financial reporting. KPMG LLP's responsibility is to oversee and review the financial reporting process and to review and discuss management's report on SBS' internal control over financial reporting.

In this context, the committee reviewed and discussed with management and KPMG LLP the audited financial statements for the year ended June 30, 2005, management's assessment of the effectiveness of SBS' internal control over financial reporting as of June 30, 2005, KPMG LLP's attestation report on management's assessment of the effectiveness of internal control over financial reporting, and KPMG LLP's evaluation of the effectiveness of SBS' internal control over financial reporting.

The committee has discussed with KPMG LLP the matters that are required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees) and No. 90 (Audit Committee Communications), issued by the Auditing Standards Board of the American Institute of Certified Public Accountants. KPMG LLP has provided to the committee the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the committee discussed with KPMG LLP the firm's independence from SBS. In addition, the committee has considered whether the provision of the non-audit services that it has approved is compatible with maintaining KPMG LLP's independence and has concluded that it is.

Based on these reviews and discussions, the committee has recommended to SBS' Board of Directors, and the Board of Directors has approved, that SBS' audited consolidated financial statements be included in SBS' Annual Report on Form 10-K for the year ended June 30, 2005, and selected KPMG LLP as our independent registered public accountants to audit the consolidated financial statements for the fiscal year ending June 30, 2006, subject to shareholder ratification.

Audit Committee

Peter D. Fenner, Chairman
Warren W. Andrews
Lawrence A. Bennigson
Harold E. Kennedy

The Report of the Audit Committee does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other SBS filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Report of the Audit Committee by reference therein.

REPORT OF THE MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Management Development and Compensation Committee (MDCC) of the Board of Directors is comprised entirely of outside Directors. Members are not eligible to participate in the officer and employee compensation programs they oversee. The responsibility of the MDCC is to:

- Review the CEO's policies and procedures designed to attract, develop and retain key managers and executives critical to the success of SBS.
- Align executive compensation with shareholder interests, and to make related recommendations to the Board of Directors.
- Provide guidance and overview of all management development, succession planning, executive salary, and incentive and benefit programs.
- Evaluate the performance of the Chief Executive Officer and to recommend Chief Executive Officer compensation to the full Board, and
- Meet annually with the Chief Executive Officer and to review management development programs and activities, and succession planning.

Through close coordination with the Company's Human Resources Group, and from time-to-time, an external compensation consultant, the Committee oversees the development and implementation of the Company's succession planning, various compensation, incentive and benefits plans and arrangements, which are designed to achieve objectives, which if consistently achieved, will enhance shareholder value. While the administration of management development and compensation is the responsibility of SBS management, the review and approval of the MDCC is required for:

- Overall executive (individuals who lead businesses or functions) compensation, philosophy and policy
- Incentive programs
- Executive benefit and perquisite programs
- Stock and stock option awards and their terms to be awarded to officers subject to Section 16(b) of the Securities Exchange Act of 1934, and
- Board member compensation and any other compensation issues as may be directed to it.

Executive Compensation Program

For the fiscal year ended June 30, 2005

For the fiscal year ended June 30, 2005, pursuant to earlier action, the Management Development and Compensation Committee recommended and the Board adopted the policy that future primary incentive compensation for the Chief Executive Officer would be based on stock options, more closely aligning the Chief Executive Officer's compensation with the interests of SBS' shareholders. In addition, the Board adopted the policy that the Chief Executive Officer would be eligible for cash incentives at the sole discretion of and approval by the Board of Directors, based upon the recommendation of the Committee. Factors in determining whether any cash incentive would be paid to the Chief Executive Officer included:

- SBS' financial operating performance as compared with its approved fiscal operating plan,
- progress in the development of management and other human resources within SBS, and
- progress in corporate development.

Base salaries for all other executive officers were set at competitive levels by the Chief Executive Officer in consultation with the Management Development and Compensation Committee, giving due regard to individual performance and time in position. Cash incentive compensation for all other executive officers is discretionary, proposed by the Chief Executive Officer, and approved by the Committee, based on factors similar to those used for establishing cash incentive compensation for the Chief Executive Officer. Factors included in determining discretionary cash incentive compensation for management with line responsibility for division operations are generally tied to performance targets for the businesses under their authority and contribution to overall earnings per share. These performance targets are set as part of the annual budgeting process for SBS and its subsidiaries.

No cash incentive compensation was paid to the Chief Executive Officer or proposed by the Chief Executive Officer for any other executive officer during the fiscal year ended June 30, 2005.

For the fiscal year ending June 30, 2006

The Company's executive compensation program consists of four components: salary, the opportunity to earn an annual cash bonus, the possibility of receiving stock options or restricted shares over time, and a long term incentive program paid in cash and restricted shares.

Based on a pay-for-performance philosophy, it is the Company's objective to pay its executives competitive base salaries and to provide variable compensation (stock options, restricted stock awards, and cash bonus potential) that can take total direct compensation to the upper tier of compensation paid by comparable companies, if the Company, the executive individually, and (as applicable) the executive's assigned division, meet or exceed challenging performance goals.

An annual cash bonus program and the basis for the calculation of bonus payments is based on objective criteria established by the Committee and recommended to the Board of Directors in advance.

The Long-Term Executive Incentive Plan for the fiscal year ending June 30, 2006, is designed to reward the creation of sustainable shareholder value and more closely align the interests of the Company's senior management group with that of its shareholders. It rewards performance in achieving certain companywide internal business goals that are primarily financial and operational in nature. The long-term incentive compensation will reward accomplishment of the Company's internal three-year strategic goals with a mix of cash and restricted options. In addition to executive officers of the Company, 10 other executives are participants in this plan.

The Executive Incentive Plan for the fiscal year ending June 30, 2006, is designed to reward performance in achieving companywide financial goals, individual performance goals, and for some individuals, achievement of certain divisional goals for the fiscal year. Awards earned under this plan will be paid in cash. The same individuals who are participants in the Long-Term Executive Incentive Plan are participants in the Executive Incentive Plan.

Executive Officers are also eligible to participate in the Company's health and other employee benefit plans that are available on the same basis to all regular employees of the Company who satisfy minimum eligibility requirements.

Chief Executive Officer Compensation (Mr. Peckham)

Clarence W. Peckham was appointed to the position of Chief Executive Officer effective April 17, 2003, succeeding Christopher J. Amenson, who assumed the position of Executive Chairman effective that same date. Effective July 1, 2004, Mr. Peckham's annual base salary was increased to $325,000. Owing to his short tenure in the position of Chief Executive Officer, the MDCC recommended a grant of stock options for 50,000 shares of SBS common stock, vesting equally over three years based on continuous employment through those dates, which was accepted by the Board of Directors.

Due to the institution of the Executive Incentive Plan in July 2006, he will be eligible to receive additional cash incentive compensation dependent on the achievement of certain financial goals. In addition, dependent on longer term financial measures, in line with the Company's internal three-year strategic goals, Mr. Peckham has the possibility of additional cash compensation and a restricted stock grant of 16,147 shares of SBS common stock. No cash incentive compensation was paid to him during the fiscal year ended June 30, 2005.

Mr. Peckham's level of compensation is consistent with that of similar positions at companies of similar size and revenue in the electronics and other relevant industries, and approaches market competitiveness with a view of helping ensure high quality leadership at SBS.

Executive Chairman Compensation (Mr. Amenson)

Christopher J. Amenson was appointed Chief Executive Officer in April 2002, and held that position until April 2003, when he assumed the position of Executive Chairman. Under Mr. Amenson's current employment agreement executed on April 11, 2005, Mr. Amenson receives a current base annual salary of $150,000. Mr. Amenson's level of compensation is consistent with his duties assigned by the Board of Directors and Mr. Amenson's level of experience and expertise. No incentive compensation, in the form of stock options or cash, was provided to him in fiscal 2005.

The MDCC will continue to recommend rewards for meeting financial performance goals and management development leadership in the compensation programs it reviews and recommends to the Board of Directors.

Management Development and Compensation Committee

Richard Szafranski, Chairman
Lawrence A. Bennigson
Peter D. Fenner
Alan F. White

REPORT OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Corporate Governance and Nominating Committee (the Committee) is a standing committee of the Board of Directors of SBS and is created by the Bylaws of SBS. The Committee is comprised entirely of Independent Directors.

The Committee reviewed and approved the Corporate Governance section of this Proxy Statement. All Director nominations contained in this Proxy Statement have been performed in accordance with the director nomination process described in this Proxy Statement.

Corporate Governance and Nominating Committee

Warren W. Andrews, Chairman
Harold E. Kennedy
Richard Szafranski
Alan F. White

Five Year Performance Comparison

How Did SBS Common Stock Perform During the Fiscal Year?

The graph below provides a comparison of SBS' cumulative total shareholder return with performances of the NASDAQ Stock Market (U.S.) Index and the NASDAQ Computer Manufacturer Index as a Peer Group. The following graph assumes the investment of $100 on June 30, 2000 in SBS common stock. The NASDAQ Computer Manufacturer Index's and the NASDAQ Stock Market (U.S.) Index's returns assume reinvestment of stock and cash dividends.


120
100
80
60
40
20
-
2000
2001
2002
2003
2004
2005
SBS Technologies, Inc.
NASDAQ Stock Market (U.S.)
NASDAQ Computer Manufacturer

Fiscal year ended:	June 30, 2000	June 30, 2001	June 30, 2002	June 30, 2003	June 30, 2004	June 30, 2005
SBS Technologies, Inc.	100	102.44	66.32	53.01	87.01	50.25
NASDAQ Stock Market (U.S.)	100	54.29	36.99	41.07	51.76	52.32
NASDAQ Computer Manufacturer	100	40.53	26.48	30.41	35.38	40.27

- $100 invested on June 30, 2000 in stock or index — including reinvestment of dividends.

Annual Report

The Annual Report to Shareholders concerning the operations of SBS for fiscal year ended June 30, 2005, including the financial statements for that year, has been enclosed with this Proxy Statement.

Proposals To Be Voted Upon

PROXY ITEM NO. 1 — ELECTION OF DIRECTORS

SBS' Bylaws provide for a Board of Directors composed of a minimum of one but not more than nine Directors, all of whom are elected annually. The Board of Directors determines on an annual basis the number of nominees to be recommended to the Shareholders for election to the Board which, for this year, is seven. The following persons have consented to be nominated and, if elected, to serve as Directors of SBS.

1. Warren W. Andrews
2. Lawrence A. Bennigson
3. Peter D. Fenner
4. Harold E. Kennedy
5. Clarence W. Peckham
6. Richard Szafranski
7. Alan F. White

The Board of Directors recommends that you vote "FOR" the election of each named nominee.

PROXY ITEM NO. 2 — RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors have selected KPMG LLP as SBS' independent registered public accountants for the fiscal year ending June 30, 2006. KPMG LLP has no direct interest in SBS and has had no such interest during the past fiscal year. Representatives of KPMG LLP will be present at the Annual Meeting of Shareholders, will be given the opportunity to make a statement if they so wish, and will be available to respond to appropriate questions.

The Board of Directors recommends that you vote "FOR" the ratification of their selection of KPMG LLP as independent registered public accountants of SBS.

Other Matters

The Board of Directors is not aware of any other matters that are to be presented at the meeting. However, if any other matters should properly come before the meeting, the Proxies will vote on those matters in accordance with their judgment.

The above *Proxy Statement and Notice of Annual Meeting of Shareholders* is sent by order of the Board of Directors.



Bruce E. Castle
Secretary

APPENDIX A

SBS Technologies, Inc.
Audit Committee

CHARTER
Revised January 26, 2005

Status

The Audit Committee is a committee of the Board of Directors.

Membership

The Audit Committee shall consist of three or more directors elected by the Board of Directors at the recommendation of the Corporate Governance and Nominating Committee, each of whom in the judgment of the Board of Directors shall be independent in accordance with the requirements of the Securities and Exchange Commission ("SEC") and listing standards for The NASDAQ Stock Market, Inc. ("NASDAQ"). Each member shall in the judgment of the Board of Directors have the ability to read and understand fundamental financial statements, including a company's balance sheet, income statement and cash flow statement.

At least one member of the Audit Committee shall in the judgment of the Board of Directors be an audit committee financial expert in accordance with the requirements of the SEC and at least one member (who may also serve as the audit committee financial expert) shall in the judgment of the Board of Directors have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities in accordance with Nasdaq listing standards.

Purpose

The Audit Committee shall oversee the accounting and financial reporting processes and the integrated audit of the consolidated financial statements and an audit of internal control over financial reporting of the Company, including (a) the integrity of the Company's financial statements, (b) the Company's compliance with legal and regulatory requirements, (c) the qualifications and independence of the independent auditor, (d) the performance of the independent auditor, and (e) the Company's systems of disclosure controls and procedures, and compliance with ethical standards adopted by the Company. The Audit Committee shall serve as the sole authority to which the independent auditor is accountable, and have the sole authority and responsibility for the appointment (subject to approval by the Company's stockholders), compensation, retention and oversight of the work of the independent auditor, including any non-audit relationship with the independent auditor.

Responsibilities

1. Select and retain, and terminate when appropriate, the independent auditor, set the independent auditor's compensation, and pre-approve all audit services to be provided by the independent auditor.
2. Pre-approve all permitted non-audit services to be performed by the independent auditor and establish policies and procedures for the engagement of the independent auditor to provide permitted non-audit services.
3. At least annually, review and evaluate the experience and qualifications of the lead partner and other senior members of the independent auditor team and determine that all partner rotation requirements, as promulgated by applicable rules and regulations, have been met
4. At least annually, receive and review: (a) a report by the independent auditor describing the independent auditor's internal quality-control procedures and any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditing firm, or by any

inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (b) other required reports from the independent auditor.

5. At least annually, (a) consider the independence of the independent auditor, including whether the provision by the independent auditor of permitted non-audit services is compatible with independence, (b) obtain and review a formal written statement from the independent auditor delineating all relationships between the auditor and the Company consistent with Independence Standards Board Standard 1, (c) actively engage in a dialogue with the independent auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor, and (d) take, or recommend that the Board of Directors take, appropriate action to oversee the independence of the independent auditor.

6. Review with the independent auditor in connection with its audit: (a) the independent auditor's audit plan, (b) the scope and results of the audit; (c) any problems or difficulties that the independent auditor encountered in the course of the audit work, and management's response; and (d) any questions, comments or suggestions the independent auditor may have relating to internal control over financial reporting, and accounting practices and procedures, of the Company.

7. Review with the independent auditor and management: (a) the adequacy and effectiveness of the Company's accounting practices, disclosure controls and procedures (and management reports thereon), and internal control over financial reporting, including:

   • any significant deficiencies or material weaknesses and significant changes in internal control over financial reporting reported by the independent auditor or management,

   • the suitability of the control framework on which management's evaluation is based,

   • any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

8. Review with management and the independent auditor the annual financial statements of the Company included in the Company's Form 10-K, as well as information outside of the financial statements including: (a) the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations"; (b) all critical accounting policies and practices; (c) all alternative treatments of financial information within generally accepted accounting principles that have been discussed between the independent auditor and management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; (c) any material changes in accounting principles or practices used in preparing the financial statements prior to the filing of a report on Form 10-K with the SEC; (d) the items required by Statement of Auditing Standards No. 61 as in effect at that time; (e) all reports on internal control over financial reporting; and (f) other material written communications between the independent auditor and management, including but not limited to the management letter and schedule of unadjusted differences.

9. Review quarterly earnings press releases and attached financial statements prior to being released to the public, as well as Company policies with respect to earnings press releases, financial information and earnings guidance provided to analysts and rating agencies.

10. Review all other relevant reports or financial information submitted by the Company to any governmental body, including management certifications as required by the Sarbanes-Oxley Act of 2002 and relevant reports rendered by the independent auditor (or summaries thereof).

11. Discuss Company policies with respect to risk assessment and risk management, and review contingent liabilities and risks that may be material to the Company and major legislative and regulatory developments which could materially impact the Company's contingent liabilities and risks.

12. Review: (a) the status of compliance with laws, regulations, and internal policies and procedures, including management conflicts of interest, corporate securities trading and adherence to the Company's Code of Ethics; and (b) the scope and status of systems designed to promote Company compliance with laws, regulations and internal policies and procedures.

13. Review and approve all related-party transactions, defined as those transactions required to be disclosed under Item 404 of Regulation S-K.
14. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential and anonymous submission by employees of complaints regarding the Company's accounting, internal control and auditing matters.
15. Establish policies for the hiring of employees and former employees of the independent auditor.
16. Obtain the advice and assistance, as appropriate, of independent counsel and other advisors as necessary to fulfill the responsibilities of the Audit Committee, and conduct investigations, with or without the assistance of such counsel or advisors, appropriate to fulfilling the Audit Committee's responsibilities.
17. Provide on behalf of the Company appropriate funding for (a) compensation to any registered public accounting firm, including the independent auditor, providing services to the Company, (b) compensation to any independent counsel or other advisors retained under paragraph 16 above, and (c) necessary or appropriate ordinary administrative expenses of the Audit Committee in carrying out its duties.
18. Conduct an annual performance evaluation of the Audit Committee and annually evaluate the adequacy of its charter.
19. Perform any other activities consistent with this Charter, the Company's Bylaws and governing law as the Committee or the Board deems necessary or appropriate.
20. When appropriate, designate one or more of its members to perform certain of the Committee's duties on its behalf, subject to such reporting to and ratification by the Committee as the Committee shall direct.

Meetings

The Audit Committee shall meet at least five times per year and more frequently as circumstances require. The Audit Committee shall periodically meet separately in executive session, with management and the independent auditor, and with the independent auditor without management present. The Audit Committee shall report regularly to the Board of Directors.

Unless a Chairman is elected by the full Board of Directors, the members may designate a Chairman by majority vote of the full membership of the Audit Committee. A majority of the entire Audit Committee shall constitute a quorum for the transaction of business. The action of a majority of the members present at a meeting at which a quorum is present shall be the action of the Audit Committee. Any action required or permitted to be taken at a meeting of the Audit Committee may be taken without a meeting by the unanimous written consent of all members of the Audit Committee. The Audit Committee may establish such other rules of procedure for its business as it deems desirable.

Report

The Audit Committee shall prepare a report to include in the Company's annual Form 10-K and/or proxy statement.

APPENDIX B

SBS Technologies, Inc.
Corporate Governance and Nominating Committee

CHARTER

STATEMENT OF PURPOSE

The Corporate Governance and Nominating Committee ("Committee") is a standing committee of the Board of Directors (the "Board") of SBS Technologies, Inc. (the "Company"), consisting of not fewer than three independent directors. The Committee shall have the responsibility to make recommendations to the Board with respect to nominees to be designated by the Board for election as directors and officers, the effectiveness, structure, size and composition of the Board, including committee assignments, and to monitor corporate governance standards of the Company.

The Committee will periodically review its charter and recommend appropriate changes to the Board. The Committee may retain independent consultants, as appropriate, and take such other actions as may be necessary to achieve the following duties and responsibilities:

DUTIES AND RESPONSIBILITIES

1. Develop candidate criteria for Board membership, including at least one "financial expert" pursuant to SEC guidelines.

2. Recommend to the Board nominees for election to the Board.

3. Recommend to the Board nominees for election as officers of the Company.

4. Recommend to the Board the composition and organization of the Board, including committee assignments.

5. Recommend to the Board the optimal size of the Board.

6. Review Board policies and practices that influence the effectiveness of the Board, including conflicts of interest.

7. Recommend development programs and activities for Board members and oversee orientation of new Board members.

8. Recommend criteria to be applied in determining whether directors should continue in office, and periodically review the performance of directors.

9. Periodically review Company policies and procedures with respect to corporate governance standards, including the nature, timeliness and adequacy of information supplied to directors regarding Company activities, industry trends and public policy developments.

10. Recommend Board stock ownership guidelines.

Dated: March 15, 2004

APPENDIX C

SBS Technologies, Inc.
Management Development and Compensation Committee

CHARTER

The Management Development and Compensation Committee of the Board of Directors is comprised entirely of outside Directors. Members are not eligible to participate in the officer and employee compensation programs they oversee. The responsibility of the Management Development and Compensation Committee is to:

- review the CEO's policies and procedures designed to attract, develop and retain key managers and executives critical to the success of SBS and to align executive compensation with shareholder interests, and to make related recommendations to the Board of Directors,

- provide guidance and overview of all management development, executive salary, incentive and benefit programs,

- evaluate the performance of the Chief Executive Officer and to recommend Chief Executive Officer compensation to the full Board, and

- meet annually with the Chief Executive Officer to review management development programs and activities, and succession planning.

While the administration of management development and compensation is the responsibility of SBS management, the review and approval of the Management Development and Compensation Committee is required for:

- overall executive (individuals which lead businesses or functional responsibilities) compensation, philosophy and policy,

- incentive programs,

- executive benefit and perquisite programs,

- stock and stock option awards and their terms to be awarded to officers subject to Section 16(b) of the Securities Exchange Act of 1934, and

- Board member compensation and any other compensation issues as may be directed to it.

Dated: February 7, 2003

Annual Report on FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended **June 30, 2005.**

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _______ to ________.

Commission file number 1-10981


SBS
Technologies®


SEC MAIL PROCESSING
RECEIVED
OCT 2005
WASH, D.C.
192
SECTION

SBS Technologies, Inc.

(Exact name of registrant as specified in its charter)

New Mexico	**85-0359415**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
7401 Snaproll NE Albuquerque, New Mexico	**87109**
(Address of principal executive offices)	*(Zip code)*

Registrant's telephone number, including area code: (505) 875-0600

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:

Common Stock, no par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [✓] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes [✓] No [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [✓]

The aggregate market value of the voting stock held by non-affiliates of the registrant as of August 26, 2005 was approximately $59,633,799. For purposes of this calculation, the term "affiliate" refers to executive officers and directors of the registrant and shareholders beneficially owning more than 5% of the registrant's common stock according to filings with the Securities and Exchange Commission dated June 30, 2005.

As of August 26, 2005, Registrant had 15,646,255 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement for the registrant's 2005 Annual Meeting of Shareholders to be held November 17, 2005 are incorporated by reference into Part III of this Form 10-K.

SBS TECHNOLOGIES, INC. AND SUBSIDIAIRES
FORM 10-K FOR THE YEAR ENDED JUNE 30, 2005

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Form 10-K contains forward-looking statements with respect to the financial condition, results of operations and business of SBS Technologies, Inc. and subsidiaries (referred to variously as "SBS," the "Company," "we," "us" and "our"). You may find many of these statements by looking for words like "intends," "expects," "projects," "believes," "anticipates" or similar expressions in this Form 10-K. These forward-looking statements include:

- statements regarding future events and the future financial performance of SBS;
- expected sales and gross margin levels for the fiscal year ending June 30, 2006;
- expected sales levels for the quarter ending September 30, 2005;
- the expectation of internally-generated cash flows;
- the continued health of the end markets we serve;
- the expectation that orders for military systems will increase as we progress through fiscal year 2006;
- the expectation of revenues from AdvancedMC™ products to begin to ramp up during the later part of fiscal year 2006;
- the expectation of sales to Ericsson to continue during fiscal year 2006 at approximately the same dollar level as in fiscal year 2005;
- the expectation that we will continue to grow through strategic acquisitions;
- statements that we expect a majority of our sales for any fiscal year to be based on orders received and booked during that fiscal year;
- statements that our infrastructure as of June 30, 2005 is in place for leveraged growth;
- statements that consolidation within the communications, capital equipment and defense industries will continue to result in increased competition and increased pricing pressure across our product lines; and
- new product and business development efforts.

These statements are based upon certain assumptions and assessments made by SBS in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe to be appropriate. These assumptions and assessments include the volume and product mix of sales, estimates of costs and inventory and receivable levels based on preliminary information, and other items.

The forward-looking statements included in this document are subject to a number of risks, uncertainties, and other factors. Among these factors are:

- business and economic conditions generally affecting our customers and their end customers, including but not limited to the changes in size and program priorities of military procurement budgets, which may be less favorable than we expect, resulting in lower sales and earnings;
- a high degree of uncertainty and rapid change in the markets addressed by our products that could reduce sales or render certain SBS products obsolete, resulting in reduced gross profit levels;
- customer demand for and acceptance of our products, which may be less than we expect, affecting both sales and margins;
- our ability to design, test and introduce new products on a timely basis, which, if we are not able, may decrease both sales and margins;
- the other risk factors listed under "Risk Factors" included elsewhere in this Form 10-K.

Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by them. SBS cautions you not to place undue reliance on these statements, which speak only as of the date of this Form 10-K.

SBS does not undertake any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1. *Business*

Introduction

We design and build open-architecture embedded computer products that enable original equipment manufacturers (OEMs) to serve the government, commercial, and communications end markets. Embedded computer products are put inside or made part of larger systems to process information, control machines, move computer data between machines, and interact with people. The companies that use our products manufacture very sophisticated, expensive devices, such as MRI machines, flight simulators, wireless networks, fighter jets and industrial robots.

The SBS product line is strategically focused on embedded computing, and we serve virtually all parts of the market. We currently list more than 550 products in the product section of our website, www.sbs.com. We offer components like input/output (I/O) modules, bus adapters, carrier cards, system enclosures, FPGA boards and single board computers, as well as network switches, blades and fully integrated systems. Many of these products are available in ruggedized versions, which can operate in conditions of extreme temperature, vibration, shock and humidity.

We serve a broad range of customers. We help our customers get to market faster, more reliably and more economically, by providing a wide range of standard and customized embedded computer products. Our products have application in diverse industries, including space and aviation, telecommunications, military and government, transportation, robotics, networking, broadcasting, wireless communications and medical imaging.

The embedded computer industry is highly competitive and fragmented. The size of the total embedded computer market has been estimated to be approximately $4 billion for board-level products, exclusive of complete embedded computer systems. This market is addressed by many competitors. No single competitor holds a dominant position in the embedded computer market.

We have grown because we understand our role in the embedded computing process: we make components which are part of larger, more complicated devices. As embedded computer applications expand, we broaden our product line to meet our customers' needs and to attract new customers. We invest in technology and customer service so that we can grow with our customers.

We have grown organically and through strategic acquisitions, acquiring companies that supplement our core competencies – a pattern we expect to continue. Our organic growth is driven by adding new products, improving existing products through our research and development program, and attracting new customers with our products and service. We have completed eleven acquisitions since 1992 that broadened our product offerings and our customer base.

SBS Technologies, Inc. was incorporated in New Mexico in November 1986 and began operations in September 1987. Our executive office is located at 7401 Snaproll NE, Albuquerque, New Mexico, 87109, telephone number (505) 875-0600. As of June 30, 2005, SBS Technologies, Inc. had five direct subsidiaries: SBS Technologies, Inc., Commercial Group ("SBS Commercial"), SBS Technologies, Inc., Government Group ("SBS Government"), SBS Technologies, Inc., Communications and Enterprise Group, SBS Technologies, Inc. Foreign Holding Company ("Foreign Holding"), and SBS Technologies, Inc., German Holdings, LLC ("German Holdings"). In July 2002, the Avionics Products division of SBS was combined with SBS Government. In September 2002, SBS Technologies, Inc., Industrial Computers, and SDL Communications, Inc., both of which were formerly subsidiaries of SBS Technologies, Inc., merged into SBS Technologies, Inc., Communications Products, a subsidiary of SBS Technologies, Inc., at which time its name was changed to SBS Technologies, Inc., Communications and Enterprise Group.

As of August 2005, SBS Technologies, Inc. now has four direct subsidiaries as a result of the merger of SBS Technologies, Inc., Communications and Enterprise Group into SBS Commercial, with SBS Commercial as the surviving corporation, at which time its name was changed to SBS Technologies, Inc., Communications and Enterprise Group ("SBS Communications").

In April 2003, German Holdings acquired all of the shares of SBS Technologies Holding GmbH ("Holding GmbH"), formerly a subsidiary of Foreign Holding, and all of the shares of SBS or Computers Verwaltungs GmbH ("Verwaltungs"), formerly a subsidiary of Holding GmbH. Later in April 2003, Holding GmbH was merged into SBS Technologies, GmbH & Co. KG ("KG"), formerly a subsidiary of Holding GmbH. As a result of the merger, ortec Electronic Assembly GmbH ("ortec"), formerly a wholly-owned subsidiary of Holding GmbH, is a wholly-owned subsidiary of KG. KG and Verwaltungs are subsidiaries of German Holdings. KG is a partnership between German Holdings as sole limited partner and Verwaltungs as sole general partner.

SBS Technologies (Canada), Inc. ("SBS Canada") is a subsidiary of Foreign Holding. Effective June 30, 2003, SBS Canada acquired all of the shares of Avvida Holdings Corp. ("Avvida Holdings"). At that time, Avvida Systems Inc. ("Avvida Systems") was a subsidiary of Avvida Holdings. In July 2003, both Avvida Systems and Avvida Holdings were amalgamated under Canadian law into SBS Canada. SBS Technologies Finance LP, a limited partnership, is owned 99% by Foreign Holding as sole general partner, and 1% by SBS Technologies, Inc. as sole limited partner.

SBS Technologies (Shenzhen) Limited, a subsidiary of Foreign Holding, was formed in June 2004.

A chart of our corporate structure follows:



SBS Technologies, Inc. (NM Corp)
SBS Technologies, Inc., Communications and Enterprise Group (MN Corp)
SBS Technologies, Inc. Foreign Holding Company (NV Corp)
SBS Technologies, Inc., Government Group (NM Corp)
SBS Technologies, Inc., German Holdings, LLC (DE LLC)
SBS Technologies, Finance LP (Alberta Ltd Partnership) 99% owned by Foreign Holding Company 1% owned by SBS Technologies, Inc.
SBS Technologies, (Canada), Inc. (Ontario, Canada Corp)
SBS Technologies (Shenzhen) Limited (China)
SBS or Computers Verwaltungs GmbH (Germany)
SBS Technologies, GmbH & Co. KG (Germany KG) 99% owned by German Holdings LLC 1% owned by Verwaltungs
ortec Electronic Assembly GmbH (Germany)

SBS Technologies® is a registered trademark of SBS. All other trademarks or trade names referred to in this document are the property of their respective owners.

Corporate Governance

We strive to achieve excellence and integrity in all of our business practices, including corporate governance, oversight, accountability and transparency. We believe we have incorporated best practices in our governance, including those required by the Sarbanes-Oxley Act of 2002 and The NASDAQ Stock Market®. The following are several examples of corporate governance initiatives implemented by the Company, many dating several years before the passage of the Sarbanes-Oxley Act:

- The Company's Board of Directors is comprised of eight members, six of whom are independent from management ("Independent Directors"). The Board has consisted of a majority of Independent Directors since 1992.
- The Board has three standing committees: the Audit Committee, the Corporate Governance and Nominating Committee, and the Management Development and Compensation Committee. Each Committee has a written charter, available for review in the Corporate Governance section of our website at www.sbs.com/ir, and membership on all Board Committees is limited to the Independent Directors.

- At each regularly scheduled meeting of the Board of Directors, a meeting of the Independent Directors is held without any company officer or Employee Director participation. The Independent Directors' meeting is chaired by the Board's Lead Director, who is an Independent Director. These meetings have been conducted since 1998.

- The Company has an Internal Financial and Disclosure Controls Committee, whose primary duties are to establish, evaluate and maintain systems of internal control regarding financial information of the Company and disclosures required by applicable laws to ensure (a) accuracy, completeness, reliability and timeliness of financial and other reports, (b) effectiveness and efficiency of operations, and (c) compliance with applicable laws and regulations. That committee's charter is available in the Corporate Governance section of our website at www.sbs.com/ir.

- The Company has disseminated to all of its employees a Financial Complaint Procedures Policy, available for review in the Corporate Governance section of our website at www.sbs.com/ir, to enable the anonymous reporting of any potential financial wrongdoing within the Company.

- The Company has adopted a Code of Ethics, available for review in the Corporate Governance section of our website at www.sbs.com/ir, binding upon all directors and employees of the Company, designed to deter wrongdoing and promote honest and ethical conduct, full, fair, accurate and timely public disclosures, compliance with all governmental requirements, prompt internal reporting of violations of the Code of Ethics, and accountability for adherence to the Code of Ethics. We will disclose on our website waivers granted to the company's principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions, or amendments to, the Code of Ethics.

- The Board of Directors has adopted a Statement on Corporate Governance, available for review in the Corporate Governance section of our website at www.sbs.com/ir, which contains corporate governance standards applicable to the Board, including Board functions, structure and operations of the Board and its Committees, and shareholder meetings.

- The Company has adopted a policy requiring the use of trading plans that comply with the requirements of Securities and Exchange Commission Rule 10b5-1 for any sales or donations of SBS securities (stock or options) by all Directors and executive officers outside of the Company's 401(k) individual account plan. These Rule 10b5-1 plans are written, binding contracts governing the terms of future sales or donations of SBS securities and must be approved in advance by the General Counsel. The policy is designed, among other purposes, to prevent inadvertent violations of insider trading laws and to avoid the appearance of impropriety by Directors and executive officers.

- The reports we file with the U.S. Securities and Exchange Commission on a current, quarterly and annual basis are available free of charge, as soon as practicable after they are filed, on our website at www.sbs.com.

The following narrative should be read in conjunction with the Section entitled "Risk Factors."

SBS' Operating Segments

We operate worldwide based on geographic markets through two operating segments: the Americas Group and the Europe Group. These segments enable management to focus on regional market development, alignment of sales channels with customers' product needs, and enhancement of customer service and satisfaction. Each segment has management who report directly to our Chief Executive Officer and its own sales and distribution channels. The Americas Group consists of our operations based in the United States, Canada, and Shenzhen, China. This includes the sales, engineering and test activities in Albuquerque, New Mexico, Mansfield, Massachusetts, Newark, California, Raleigh, North Carolina, St. Paul, Minnesota, and Waterloo, Ontario, Canada; the manufacturing and assembly operations located in St. Paul, Minnesota, and Albuquerque, New Mexico; and the sales and technical support activities located in Shenzhen, China. The Europe Group consists of our operations based in Germany, which include the sales, engineering, test, assembly, and manufacturing activities located in Augsburg and Mindelheim, Germany.

For fiscal years 2005, 2004, and 2003, sales to external customers by operating segment were as listed below.

SALES BY SEGMENT
(dollars in thousands)

Fiscal years ended:	June 30, 2005	% of total	June 30, 2004	% of total	June 30, 2003	% of total
Americas Group	$ 96,384	63%	$ 97,066	73%	$ 94,268	82%
Europe Group	56,053	37%	36,808	27%	21,253	18%
Total	$ 152,437	100%	$ 133,874	100%	$ 115,521	100%

Selected financial data attributable to operating segments, including geographic and major customer data, for fiscal years 2005, 2004, and 2003 is set forth in Notes 13 and 14 to the consolidated financial statements and is included in Item 8 of this report on Form 10-K.

Order Backlog

As of August 1, 2005, our order backlog expected to be filled within the fiscal year ending June 30, 2006 for the Americas Group and Europe Group was approximately $29.5 million and $12.1 million, respectively. Our order backlog represents customer orders that have been contracted for future delivery. Historically, a majority of our sales for each fiscal year is booked during that fiscal year, and we expect this to continue. As of September 1, 2004, our order backlog expected to be filled in fiscal 2005 for the Americas Group and Europe Group, was approximately $28.0 million and $14.2 million, respectively. We have experienced order cancellations and requests for extensions of product shipments in the past and may continue to experience these cancellations and extensions in the future. As a result, shipments of current backlog may be delayed or canceled.

SBS' Products

Both the Americas Group and the Europe Group sell our complete portfolio of embedded computer products into the government, commercial and communications end markets. Our product line is strategically focused on open standards embedded computing, and we serve most parts of the embedded market. We produce more than 550 standard products which can be combined, configured and customized in literally thousands of ways.

We offer individual components like input/output modules (I/O), bus adapters, carrier cards, and single board computers, plus network switches, blades and fully integrated computer systems. Many of these products are available in ruggedized versions, which can operate in conditions of extreme temperature, vibration, shock and humidity.

Within our diverse collection of product lines, we offer many different form factors, including PCI, CompactPCI®, PMC, AdvancedMC, Processor PMC, and Industry Packs. We support our products with software in multiple operating systems. Our wide selection of single board computers enables a system designer to choose between multiple processor types, speeds, form factors, memory configurations, I/O types and rugged build grades. Similarly, our Field Programmable Gate Array products (FPGAs) allow designers to create custom processors by programming the hardware to execute their particular application.

Our I/O products greatly expand the capabilities of our Single Board Computers by adding additional networking capabilities, by adding more processing power, by allowing incompatible systems to communicate, by providing network switching and monitoring capabilities, or by adding more powerful graphic processing power. Our I/O technologies include industry design standards such as SCSI, iSCSI, IEEE 1394 (Firewire), Ethernet, InfiniBand®, MIL-STD-1553, Fibre Channel, and telecom standards such as T1/E1/J1, HSSI, T3/E3, OC-3/STM-1 including HDLC, ATM, SONET, Frame Relay, TDM and IP.

We offer a broad line of AdvancedMC modules to meet the needs of AdvancedTCA® and proprietary communications systems. This new open standard is a fundamental building block of the next generation of telecommunication systems. SBS provides WAN, LAN, storage, processor, video, and chassis products in our AdvancedMC family.

In addition to producing board-level embedded computer products, SBS produces finished computer systems. This process includes designing and building the "boxes" the computers are housed in, installing the single board computers and I/O modules, and testing and certifying the entire system.

Our line of Advanced Vehicle Computers provides a flexible and rugged computing platform that can readily be configured to meet the needs of a variety of mission critical applications. Using open systems architecture, these systems can be quickly developed and offer the economic advantages of being built from commercial off-the-shelf (COTS) components and allowing for future technology upgrades.

We also provide with our hardware products the software tools that are necessary to integrate our products into the overall design. This includes drivers, driver development kits, board support packages, protocol stack and specialized tools for specific markets.

In February 2003, the European Union (EU) issued a directive regarding the Restriction on the use of certain Hazardous Substances in electrical and electronic equipment (RoHS). The RoHS directive requires producers of electrical and electronic equipment to eliminate the use of six environmentally sensitive substances; including lead, in products sold in the EU beginning July 1, 2006. We are taking steps to comply with the RoHS directive.

Customers and Applications

Our broad range of products is used by a diverse OEM customer base serving the government, commercial and communications end markets. Our products are used in a variety of applications in many industries, including space and aviation, telecommunications, military and government, transportation, robotics, networking, broadcasting, wireless communications and medical imaging.

In fiscal year 2005, two customers, Ericsson, a customer of the Europe Group, and Applied Materials, a customer of the Americas Group, represented 16% and 9%, respectively of our total sales. In fiscal year 2004, Applied Materials, a customer of the Americas Group, represented 10% of our total sales and Ericsson, a customer of the Europe Group, represented 8% of total sales. In either year, no other customer equaled or exceeded 5% of total sales. In fiscal year 2003, Applied Materials, a customer of the Americas Group, represented 6% of total sales and no other customer equaled or exceeded 5% of total sales. For fiscal year 2006, based on our forecasts, we expect sales to Ericsson to continue at approximately the same dollar sales level and sales to Applied Materials to decline, each as compared to fiscal year 2005.

OEMs serving the communications market use our products in applications such as wireless base station controllers, optical switches, routers and network monitoring, and security applications. OEMs serving the commercial market use our products primarily to build products that are used in semiconductor manufacturing, industrial automation, medical imaging, and entertainment applications. Examples of these applications include semiconductor manufacturing equipment, CT scan and MRI equipment, automotive manufacturing and test equipment, test and measurement equipment, industrial automation equipment, commercial aircraft flight simulators, and audio mixing and video authoring equipment.

OEMs serving the government market use our products in mission critical components in fighter aircraft and ground vehicles, flight and ground simulation, electronic system test solutions, and data link and command and control applications. Examples of these applications include systems and equipment for military aircraft, military ground vehicles, navy vessels, and space exploration applications. In this market, we typically sell our products to prime or lower tier private contractors of the government. We sell our products to these customers on commercial terms, and therefore we are not subject to renegotiation of prices or profits by a governmental entity. We are, however, subject to the risk of loss of business due to cancellation or curtailment of the government program on which we are acting as a supplier.

We are experiencing a trend from many of our customers mandating shorter lead times between placing an order with us and the shipment date. This often requires us to carry increased inventory of the particular product and its components.

Sales and Marketing

For all of fiscal year 2005, we marketed our products both domestically and internationally utilizing a combination of direct employee sales personnel, independent manufacturers' representatives, and distributors. Effective July 31, 2005, we terminated all of our U.S.-based independent manufacturers' representatives with the intent of using our direct sales force in the U.S. for all domestic sales. As of August 1, 2005, we had 27 employees, who typically hold engineering degrees, in sales, marketing and customer relations, and 35 distributors located outside the U.S. Within North America, our direct employee sales personnel are deployed regionally throughout the U.S. and Canada as sales specialists in our traditional markets. Within Europe, as of August 1, 2005, we have direct employee sales personnel located in the United Kingdom, Sweden, France, Belgium, and Germany. Sales into the Asian markets are primarily through distributors supported by our employees of SBS Technologies (Shenzhen) Limited.

Domestically and internationally, the direct employee sales personnel are supported by field application engineers, who provide pre-sale technical support to our customers, and business development personnel, who specialize in our traditional markets of commercial, government and communications. We serve a diverse set of large and small customers. To gain access to this diverse customer base, we use multiple selling channels. Domestically through July 31, 2005, the direct employee sales personnel generally sold to larger OEM accounts, while manufacturers' representatives sold to smaller accounts. After July 31, 2005, our direct employee sales personnel handle all domestic sales. Internationally, our direct employee sales personnel sell to larger OEM accounts, and independent distributors sell to smaller accounts. All quoting, pricing and final order acceptance for all sales are controlled by the responsible product line manager. The independent distributors we utilize to sell our products in certain foreign jurisdictions are SBS' customers for those product sales. Thus, we bill and collect receivables from our foreign distributors and the terms we provide to them are consistent with terms provided to OEMs.

We maintain our primary sales and support offices in Albuquerque, New Mexico; Newark, California; Raleigh, North Carolina; Mansfield, Massachusetts; St. Paul, Minnesota; Waterloo, Ontario, Canada; Augsburg, Germany; and Shenzhen, China. Sales and sales leads are generated through a range of activities, including direct sales calls, identification of participants in key defense and government related programs, participation in numerous trade shows, direct mail catalogs, advertisements in leading trade publications, and our web site.

Research and Development

We invest in research and development programs to develop new products in related markets and to integrate state of the art technology into existing products. As of August 1, 2005, we had approximately 188 employees engaged in research and development activities. Of these employees, 104 have technical degrees and 37 have advanced degrees. We seek to combine special-purpose hardware, firmware and software in our products to provide our customers with the desired functionality. Our research and development expense was $24.9 million, $20.6 million, and $18.1 million in fiscal year 2005, 2004, and 2003, respectively, corresponding to 16.3%, 15.4%, and 15.6% of sales, respectively.

We have several trademarks and have one pending application. However, we have generally sought only limited patent protection for our technology. Currently, we have six U.S. patents issued and two Canadian patents issued, expiring December 2013 through October 2021. We primarily rely on trade secrets for protection of our intellectual property and believe that future financial performance is much more dependent on the timely introduction of new products and technology and our customer relationships than protection of our intellectual property.

With a product line of over 550 different products, a portion of our research and development efforts is focused on sustaining and improving the existing products. In addition, we continue to develop new standard products for all of our markets, as well as adding new technologies to our product line. For fiscal year 2005, we released forty-two new products to the marketplace. In our single board computer and FPGA product line we introduced eight products. These products were two Intel® Pentium® M processor cards, three PowerPC® processor cards and three FPGA based products. A majority of the solutions we provide to customers include a processing element and currently the two most popular processor choices in the markets we serve are Intel Pentium and PowerPC. In addition we have seen a growing demand for FPGA based processing solutions in the commercial and government market

In fiscal year 2005, we expanded our I/O products by adding nineteen new products, including nine new digital I/O cards for military applications, two new Infiniband switched fabric cards, four new Ethernet switch products, a SCSI Ultra 320 PMC card, a 1394B CompactPCI card and two PCI Express expansion products. All of these I/O products were introduced to serve our key markets. By providing a broad family of I/O solutions it helps us convince our customers that SBS can provide a complete solution.

For our I/O products aligned with communications applications, we released ten new products, including eight new products for the AdvancedMC product line. The AdvancedMC products are designed to capture business in the emerging advanced telecom computer architecture market and represent a new product direction for SBS. In addition, in fiscal year 2005 we introduced a new product line of systems for military applications. A total of three new products were released, which were a remote I/O system and two flight/mission computers. These systems were designed to give our military customers the option of having commercial off the shelf solutions for flight and mission computer applications.

We also released two FPGA software defined radio development systems. These development systems are designed to help our customers quickly integrate our FPGA products into software defined radio applications.

During fiscal year 2005, we expanded our software support of real-time Linux®, UNIX and Microsoft® Windows® operating systems by adding drivers and new board support packages to support our new single board computer, FPGA, System and I/O products.

Suppliers

We use contract manufacturing to produce substantially all of our U.S.-built board-level products. We obtain parts from large electronics parts suppliers and printed circuit boards from printed circuit board manufacturers and provide these parts and boards as kits to contract manufacturing companies that fabricate our products. Following manufacturing, our St. Paul, Minnesota, facility performs test, packaging and initial support functions for our products. Over the past several years, we have begun complete turnkey outsourcing to contract manufacturers, which includes test, packaging, and initial support functions for our products. Currently, complete turnkey outsourcing is a small portion of our total production, but we plan to continue this migration. During fiscal year 2005, we subcontracted approximately 80% of our U.S.-built board-level assemblies to Micro Dynamics Corporation, Montevideo, Minnesota.

Our German operation manufactures approximately 52% of its board-level products at its facility in Mindelheim, Germany, and uses one contract manufacturer for substantially all of the remainder of its manufacturing, consisting primarily of OEM production business and certain ruggedized and military applications.

Competition

The embedded computer industry is highly competitive and fragmented. The size of the total embedded computer market has been estimated to be approximately $4 billion for board-level products, exclusive of complete embedded computer systems. This market is addressed by many competitors. No single competitor holds a dominant position in the embedded computer market.

Our competitors differ depending on product type, company size, geographic market and application type. Consolidation within the communications, capital equipment and defense industries has resulted in increased competition and has resulted in increased pricing pressure across our product lines, particularly in the communications and commercial markets. We expect this to continue. We believe we differentiate ourselves from our competition based on the following:

- one of the broadest product lines in the industry,
- many products based on our proprietary intellectual property,
- product leadership in strategic technologies,
- flexibility to adapt products to customer needs, and
- pre- and post-sales support.

Our competition in each of our product lines is described below.

Our CPU product line competes against other suppliers of CPU boards based on PowerPC and Intel microprocessor technology, including GE Fanuc Embedded Systems, Kontron AG, Motorola, Inc., Performance Technologies, Incorporated, RadiSys Corporation, Artesyn Technologies, Inc., and others. In the ruggedized computer board and system market primarily serving military customers, our main competitors are Curtiss-Wright Corporation and Radstone Technologies PLC.

Our WAN I/O products compete with other suppliers of similar products within the embedded computer market. They include Interphase Corporation, Performance Technologies, Incorporated, and SBE, Inc.

Our general purpose I/O products are standards-based I/O modules for technologies such as Ethernet, Fibre Channel, and Serial. Among our competitors for these products are Acromag, Inc., Curtiss-Wright Corporation, GE Fanuc Embedded Systems, and a few small companies. Specialized products such as bus adapters and dataBLIZZARD have no direct competitors. Our InfiniBand technology products compete with Infinicon Systems, Inc., and a number of small start-up companies serving that market.

Our AdvancedMC products compete with other suppliers with similar products. They include companies such as Kontron, AG, Artesyn Technologies, Inc., and Interphase Corporation.

Our avionics interface products compete with those of companies such as Ballard Technologies, Inc., Condor Engineering, Inc., Data Devices Corporation, Excalibur Technologies Corporation, and Gesellschaft Fur Angewandte Informatik und Mikroelekemik

GmbH.

SBS Canada designs FPGA computing products that apply FPGA technology to processing applications often associated with DSP boards or single board computers. We compete with companies offering these technologies like Mercury Computer Systems, and imaging companies such as Matrox Graphics Inc., as well as a few small companies with FPGA products such as Annapolis Micro Systems, Inc.

Our systems and enclosure products compete with other suppliers of special purpose PC and CompactPCI platforms, enclosures and turnkey systems, such as Motorola, Inc. and RadiSys Corporation in the commercial and communications market. In the military systems market our systems compete with Curtiss-Wright Corporation, and Radstone PLC.

Please refer to "*Risks Related to Our Business*," below, for further information.

Employees

As of August 1, 2005, we had approximately 516 employees at our nine locations: Albuquerque, New Mexico; Newark, California; Raleigh, North Carolina; St. Paul, Minnesota; Mansfield, Massachusetts; Waterloo, Ontario, Canada; Shenzhen, China; and Augsburg and Mindelheim, Germany. Of these employees, 80 were in executive and administrative positions; 90 were in sales, marketing and customer relations; 188 were in research and development; 152 were employed in support of ongoing production, and 6 were employed on a part-time basis.

Risk Factors

Statements in this Report about the outlook for our business and markets, such as projections of future performance, statements of management's plans and objectives, and forecasts of market trends and other matters, are forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that may cause such a difference, and may impact our future financial performance, include, but are not limited to, those discussed below:

Risks Related to Our Business

Our period to period sales and operating results have fluctuated, and may continue to fluctuate significantly, which has caused, and may continue to cause, volatility in the market price for our common stock. SBS has experienced fluctuations in its period to period sales and operating results in the past, and management expects that fluctuations will occur in the future. Our sales, on both an annual and a quarterly basis, can fluctuate as a result of a variety of factors, many of which are beyond our control and which we may not be able to predict. These factors include:

- the timing and volume of customer orders and delays;
- success in achieving design wins in which our products are designed into those of our customers;
- manufacturing delays;
- delays in shipment due to component shortages;
- cancellations of orders;
- changes in the mix of products sold;
- the rate of introduction of new products;
- ability to maintain appropriate inventory levels;
- excess or obsolete inventory and changes in valuation of inventory;
- cyclicality or downturns in the markets served by our customers, including defense, communications and capital equipment expenditures;
- political, legal, regulatory and economic conditions and developments in the areas of the world in which we operate or into which we might expand our operations;
- competition from new technologies and other companies;
- variations in sales channels, product costs and the mix of products sold; and
- economic disruptions due to terrorist activity or natural disasters.

Because fluctuations in operating results have happened in the past, and may continue to happen in the future, we believe that comparisons of the results of our operations for preceding quarters and fiscal years are not necessarily meaningful, and that investors should not rely on the results for any one quarter or year as an indication of how SBS will perform in the future. Investors should also understand that, if our sales or earnings for any quarter or year are less than the level expected by securities analysts or the market in general, the market price for SBS' common stock has been in the past, and may be in the future, subject to an immediate and significant decline.

Our future sales may be limited if anticipated increases in U.S. defense spending do not occur or if defense spending in the U.S. and other countries is reduced or not allocated in a way that benefits us. We derive a significant portion of our sales directly or indirectly from the U.S. Department of Defense (DoD). The majority of our government sales are to contractors in U.S. Government military programs for either new military systems or upgrades of existing military platforms. These sales may be affected by changes in procurement policies, budget considerations, changing defense requirements, including those arising from terrorist-related activities, and political developments. The influence of these factors, which are largely beyond our control, could impact our financial position or results of operations.

The funding of U.S. Government military programs is subject to congressional appropriations. Although multiple year contracts may be planned in connection with major procurements or upgrades, Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations. The termination of funding for a Government program would result in a loss of anticipated future revenues attributable to that program. That could have a negative impact on our operations. In addition, the termination of a program or failure to commit funds to a prospective program or a program already started could increase our overall costs of doing business.

The President's budget for the DoD for fiscal year 2006 and beyond responds to increased needs for homeland security and combating terrorism. This is evidenced by budget increases for operation readiness and personnel needs, as well as for both procurement and research and development. This trend was reiterated in the Future Year Defense Plan (FYDP) submitted with the President's budget for fiscal year 2005. It projects sustained growth in both the procurement and research and development budgets for the DoD through fiscal year 2006, and in the case of the procurement budgetary authority, through fiscal year 2009. While there is no assurance that the increased DoD budget levels will be approved by Congress, the current U.S. defense budget outlook appears to be one of modest growth. However, the level and sustainability of growth and the amount of the budget that will ultimately be allocated to programs most closely aligned with our business, such as new military systems and upgrades of existing military platforms, is unknown, particularly in light of:

- current record U.S. government budget deficits, and
- increased expenditures on operations and maintenance arising from conflicts in Iraq, Afghanistan, and other locations, which typically do not benefit our business.

In addition, non-U.S. defense budgets are constrained and in some cases have been declining in recent years. This has resulted in consolidation in the European aerospace industry. This type of environment could reduce opportunities, and increase competition and pricing pressure, for sales of SBS products into non-U.S. government markets.

A significant portion of our sales is to a small number of customers. Our sales could be harmed if our relationship with those customers deteriorates, or if the end products marketed by those customers are not successful in the marketplace. In recent years, a significant and growing proportion of our sales have been to a small number of customers. In fiscal year 2005, two customers, Ericsson and Applied Materials, represented 16% and 9%, respectively of our total sales. For fiscal year 2006, we expect sales to Applied Materials to decline and sales to Ericsson to continue at approximately the same dollar sales level, each as compared to fiscal year 2005. Many of the significant opportunities we have targeted for growth are for high-volume opportunities from a select number of customers. These opportunities, if successful, may further concentrate our sales into a small number of large customers. If our relationship with any of those customers deteriorates due to technical, operational, or other reasons, or the customers determine that sourcing products from SBS is not in their economic best interest, our sales and earnings could be reduced. Further, if any of those customers' end products are unsuccessful in the marketplace, or in the case of military programs, if the particular program is terminated or significantly curtailed, our sales and earnings will be reduced.

We often incur substantial expense and development time well in advance of sales, requiring accurate gauging of future market demand, industry standards and technologies. Our business depends upon continually introducing new and enhanced products and solutions for business needs. Most of our products are developed to meet industry standards that define the basis of compatibility in operation and communication of a system supported by different vendors. Those standards constantly change, and new competing standards emerge. The development or adaptation of products and technologies requires us to commit financial resources, personnel and time significantly in advance of sales. In order to compete, our decisions with respect to those commitments must accurately anticipate, sometimes two years or more in advance, both future demand and the technologies that will win market acceptance to meet that demand. Our customers typically require several months to test and evaluate our products before designing their products to incorporate our components. Once our customers have decided to use our components, it may take up to 18 months or longer to begin volume production of products incorporating these components. Because of this lengthy sales cycle, we may experience delays from the time we increase our operating expenses and our investments in inventory until the time that we generate sales from these components. We may never generate sales from components after incurring development expenses if our customers decide not to purchase them.

We have invested heavily in the communications market in introducing and marketing new AdvancedMC products intended for use with the AdvancedTCA and MicroTCA™ standards. Although we project wide usage of those two new standards in the future in telecommunication systems, neither standard has yet been implemented in the telecommunications marketplace, and the MicroTCA standard is not yet even finalized. Our investment will not benefit us if the AdvancedTCA and MicroTCA standards are not widely accepted in the foreseeable future. Our investment in InfiniBand technology products is another example of an investment in an emerging technology that may not result in the rate of acceptance we anticipate. Our sales could significantly decrease, and our products could become obsolete, if we fail to adapt timely to changing industry standards, advances in technology, or customer preferences.

We face political, economic and regulatory risks associated with our international sales and operations not faced by businesses operating only in the United States. We sell our products in countries throughout the world from our United States, Canadian and German based operations. We intend to continue to expand our operations and sales outside the United States. Consistent with that policy, we opened our sales support and customer support office in Shenzhen, China in June 2004. Our international operations and sales subject the Company to risks not experienced by companies operating only in the United States, including:

- changes in regulatory requirements,
- export and import controls,
- domestic and foreign government policies, including requirements to expend a portion of government program funds locally,
- the uncertainty of the ability of foreign customers to finance purchases,
- compliance with a variety of foreign laws, as well as the U.S. laws affecting the activities of U.S. companies abroad,
- political, economic and other uncertainties, including, risk of war, revolution, terrorist attacks, epidemics, expropriation, renegotiation or modification of existing contracts, standards and tariffs, and taxation policies,
- international monetary fluctuations that may make payment more expensive for foreign customers who may, as a result, limit or reduce purchases,
- exposure to different and inconsistent legal standards, particularly with respect to intellectual property,
- longer accounts receivable collection cycles,
- trade disputes or new trading policies that could limit, reduce, disrupt or eliminate our sales and business prospects outside the United States, and
- unexpected changes in regulatory requirements that impose multiple conflicting tax laws and regulations.

Those risks could reduce our sales and earnings in the future.

We may not be successful in obtaining necessary export licenses to conduct business abroad. Licenses for the export of many of our products are required from government agencies in accordance with various statutory authorities. We can give no assurance that we will be successful in obtaining these necessary licenses in order to conduct business abroad.

We face significant competition. The embedded computer industry is highly competitive and fragmented, and has been consolidating in recent years. Our competitors differ depending on product and market type, company size, geographic market and application type. We face competition in each of our product lines.

Competition in all of our product lines is based on:

- performance,
- time-to-market,
- customer support,
- product longevity,
- existing customer relationships,
- supplier stability,

- price,
- breadth of product offerings, and
- reliability.

Many of our existing and potential competitors are companies larger than we are that have a number of significant advantages over us, including:

- significantly greater financial, technological and marketing resources, giving them the ability to respond more quickly to new or changing opportunities, technologies and customer requirements,
- established relationships with customers or potential customers, which can make it harder for us to sell our products to those customers, and
- more extensive name recognition and marketing capability.

In addition, existing or potential competitors may establish cooperative relationships with each other or with third parties, or adopt aggressive pricing policies to gain market share.

Because of increased competition, we might encounter significant pricing pressures across our product lines. These pricing pressures could result in significantly lower average selling prices and reduced profit margins for our products. We may not be able to offset the effects of any price reductions with an increase in sales, cost reductions or otherwise. We cannot assure investors that we will be able to compete effectively in our current or future markets.

The success of our government business is dependent on compliance with increasingly complex legal requirements. We could be suspended or debarred for noncompliance. Complex legal requirements, although customary in government contracts, increase our performance and compliance costs. These costs might increase in the future, reducing our margins, which could have a negative effect on our financial condition. Failure to comply with these requirements could lead to suspension or debarment, for cause, from Government contracting or subcontracting for a period of time. Among the causes for debarment are violations of various statutes, including those related to:

- procurement integrity
- export control
- government security
- employment practices
- accuracy of records
- foreign corruption

Debarment would have a substantive negative impact on our operations and could have negative effect on our reputation and ability to procure other U.S. Government subcontracts in the future. If the prime contractor on a program for which we were a subcontractor were debarred, the U. S. Government could terminate the prime contract, irrespective of the quality of our products and services as a subcontractor, thereby reducing our revenues.

We must persuade customers to outsource their component needs to grow our business. Many of our potential customers design and manufacture embedded computer components internally, which they may view as a cost-savings over purchasing these components from suppliers like SBS. To increase our sales, we need to persuade them that use of our components and services is cost-effective. Increased market acceptance of our products also depends on a number of other factors, including:

- the quality of our design and production expertise,
- the increasing use and complexity of embedded computer systems in new and traditional products,
- the expansion of markets that are served by embedded computers,
- time to market requirements of our products,
- the assessment by our customers of direct and indirect cost savings, and
- our customers' willingness to rely on us for mission-critical applications.

Any failure to persuade customers to outsource their embedded computer needs could reduce our future revenues and earnings.

If we do not persuade OEMs to use our products in new or next-generation applications, our sales could be harmed. Our sales depend, in part, on our ability to obtain and maintain design wins for our products from OEMs. OEMs that do not currently integrate our components into their products may not be willing to purchase components from us because the cost of integrating new components into their products may be more expensive than continuing to use existing components. OEMs currently using our components often re-bid for next-generation components and may elect to use another supplier's components if the other supplier's designs are superior to or less expensive than our designs. Also, OEMs currently integrating our components may redesign their products in a manner that no longer requires our components. If we fail to maintain existing design wins or to achieve new design wins, our sales could be reduced.

We purchase many of our components from third party suppliers who may discontinue or change their products or have insufficient supply. Many of our products contain state-of-the-art electronic components, such as microprocessors and memory technology. We depend upon third parties for our supply of many of these components. We obtain some of these components from a sole supplier or a limited number of suppliers, for which alternate sources may be difficult to locate. We have experienced, and may experience in the future, component part shortages, and we have in the past built, and may in the future build, inventory of these components. Moreover, suppliers may discontinue or upgrade some of the products incorporated into our products, which could require us to redesign a product to incorporate newer or alternative technology. Our inventory of component parts may become obsolete, which has in the past and may in the future result in write-downs. Although we believe that we have arranged for an adequate supply of components to meet our short-term requirements, we do not routinely obtain long-term binding contracts with our suppliers to assure future availability. If sufficient components are not available when we need them, our product shipments could be delayed, which could adversely affect our sales during certain periods as well as lead to customer dissatisfaction. If enough components are unavailable, we might have to pay premiums for parts in order to make shipment deadlines. Paying premiums for parts, building inventory of scarce parts, or having our existing inventory become obsolete could lower or eliminate our profit margin, reduce our cash flow, and otherwise harm our financial performance.

New environmental requirements applicable to SBS products beginning July 1, 2006 may increase SBS' costs and could result in inventory write-offs. In February 2003, the European Union (EU) issued a directive regarding the Restriction on the use of certain Hazardous Substances in electrical and electronic equipment (RoHS). The RoHS directive requires producers of electrical and electronic equipment to eliminate the use of six environmentally sensitive substances; including lead, in products sold in the EU beginning July 1, 2006. We are pursuing steps toward full compliance of the impending RoHS directive. This directive may increase SBS' design and testing costs during the transition to the new requirements. In addition, implementation of the new directive could render certain non-compliant products obsolete. If we are unable to accurately forecast demand for non-compliant products during the transition period, we could hold substantial inventory that would become obsolete which could lower or eliminate our profit margin, reduce our cash flow, and otherwise harm our financial performance. If we are unable to obtain RoHS-compliant component parts, our ability to build and deliver RoHS-compliant products to our customers in a timely manner could be affected, which could reduce our sales and cash flow.

We use a limited number of contract manufacturers to produce the bulk of our board-level products and are dependent on their timeliness, quality, and availability. We obtain parts from large electronics parts suppliers and printed circuit boards from printed circuit board manufacturers and provide these parts and boards as kits to contract manufacturing companies that fabricate our products. Many of the contract manufacturers we utilize are small companies with limited capital resources. In recent years we have consolidated contract manufacturers in the United States to obtain various benefits relating to price, quality, timeliness, service and efficiency. For example, during fiscal year 2005, we subcontracted approximately 80% of our U.S.-built board-level assemblies to Micro Dynamics Corporation, Montevideo, Minnesota. In addition, our German operation uses a single contract manufacturer for substantially all of its outsourced manufacturing. This concentration of manufacturing increases our vulnerability to any manufacturing or quality disruptions occurring at the contract manufacturer, which in turn could reduce our ability to make on-time shipments to our customers, reduce customer satisfaction, and increase our warranty costs. There is no assurance that we will not experience delays in obtaining product from contract manufacturers. If we must move our production to new contract manufacturers due to non-performance by current contract manufacturers, additional delays in obtaining product could be incurred, as qualifying new contract manufacturers is costly and time-consuming. If we are unable to meet our customers' delivery requirements due to delays in obtaining product from contract manufacturers, our sales and results of operations could be materially reduced. We also use contract manufacturers for a limited number of products with operations in low-cost locations, such as Asia. Those products may be subject to shipping and other delays resulting from the location of those fabrication facilities. These manufacturers are also subject to political, economic and regulatory risk similar to those arising from our international sales and operations generally, as described on page 11.

We are subject to order and shipment uncertainties that could harm our operating results. We typically sell our products pursuant to purchase orders that customers can cancel or defer delivery on short notice without incurring a significant penalty. Cancellations or deferrals could cause us to hold excess inventory that may not be salable to other customers on commercially reasonable terms, and which could reduce our profit margins, require inventory write downs, and restrict our ability to fund our operations. This risk is exacerbated by a current trend from our customers of requiring shorter lead times between placing an order with us and the shipment date. That typically necessitates an increase in our inventory of that product, raising the likelihood that upon cancellation or deferral, we may be holding greater amounts of inventory.

We have limited patent protection covering our technology, and we may not be able to protect our intellectual property. Disputes could be expensive. Our success depends, in part, on our ability to develop and protect our intellectual property. We have sought only limited patent protection for our technology. We currently have six U.S. patents and two Canadian patents issued and no U.S. patents pending. We cannot guarantee that our existing patents will be enforced in a court of law if challenged. Patent applications in the United States are not publicly disclosed until the patents are issued.

We primarily rely on trade secret laws, industrial know-how and confidentiality agreements with employees, customers, distributors and vendors to protect our intellectual property and believe that future financial performance is much more dependent on the timely introduction of new products and technology and our customer relationships than protection of our intellectual property. Third parties or employees may breach those confidentiality agreements or otherwise attempt to disclose, obtain or use our products and technologies.

We enter into contracts with OEMs which typically provide for broad indemnification of the OEMs against allegations of infringements of intellectual property rights arising from our products, including costs of defense. We do not carry insurance covering any such claims. Any such claim or claims could materially harm our financial condition.

We may have to litigate to enforce or defend our intellectual property rights. Any litigation, regardless of outcome, may be costly and time consuming. Further, if it were ultimately determined that our claimed intellectual property rights are unenforceable, or that our products infringe on the rights of others, we may be required to pay past royalties or obtain licenses to use technologies. We may not be able to obtain licenses for these technologies on commercially reasonable terms, or at all.

Risks Related to Our Financial Condition

Our success depends, in part, on our ability to identify, acquire and successfully integrate new businesses. A major element of our business strategy is to pursue acquisitions that either expand or complement our business. We have increased the scope of our operations through eleven acquisitions since 1992. Where business conditions permit, we intend to actively pursue acquisition opportunities whenever they arise. This acquisition strategy may pose additional risks to us, including:

- We might not be able to identify or acquire acceptable acquisition candidates on favorable terms, and in a timely manner. Many of the recent consolidation transactions in our industry have been at prices that exceed what we believe are prudent. If we are unable to find acceptable acquisition candidates, we may hold, as we currently do now, substantial amounts of cash that provide a low rate of return in the current interest rate environment.
- Our management, financial controls, internal controls over financial reporting, personnel, and other corporate support systems might not be adequate to manage the increase in the size and the diversity of scope of our operations as a result of acquisitions and to effectively integrate acquired businesses.
- Our acquisitions might not increase revenue or earnings, and the companies acquired might not continue to perform at their historical or anticipated levels.
- We may use cash for acquisitions that would otherwise be available to fund our operations or to use for other corporate purposes.
- Our shareholders may experience dilution if we use the Company's capital stock to pay for acquisitions.
- We may incur debt to pay for acquisitions, resulting in interest costs and reduced earnings.

We may need to raise additional capital to fund our operations and to complete acquisitions. We depend on cash flow from operations to fund our operations and pay for our acquisitions. If we experience decreased sales, increased expenses, or a combination of the two, we may need to raise additional capital to fund our operations or acquire other businesses. If we decide to do so, we could attempt to issue debt securities or capital stock. We may not be able to sell these securities under then current market conditions. Even if we were successful in finding buyers for our securities, the buyers could demand commercially unreasonable terms. For example, if we had to sell debt securities, we might be forced to pay high interest rates or agree to onerous operating covenants, which could in turn harm our ability to operate our business by reducing our cash flow and restricting our operating activities. If we were to sell the Company's capital stock, we might be forced to sell shares at a depressed market price, which could result in dilution to our existing shareholders. In addition, any shares of capital stock we may issue may have rights, privileges, and preferences superior to those of our common shareholders. If we are unable to raise additional capital on commercially reasonable terms, we may be required to reduce our operations and delay or terminate any potential acquisition plans, which would harm our ability to grow.

If our sales do not increase, or if they decline, we could experience difficulty in obtaining debt or equity financing. Contraction and declines in the markets we serve have had and may in the future have an adverse impact on our sales and income. We currently have a $20 million bank line of credit facility from Wells Fargo Bank National Association. We may require external financing in the future, and that financing may not be available on terms acceptable to management or at all. In the future, if our sales do not increase, or if they decline, it would likely impede our ability to raise funds through the sale of debt or equity securities.

Our future results are subject to the efficiency of our past and future consolidation efforts. We have consolidated operations in the past, including SBS Communications operating facilities previously based in Carlsbad, California. This consolidation included moving manufacturing, testing and support functions to the St. Paul, Minnesota, facility, and moving certain product design functions to the Mansfield, Massachusetts and Raleigh, North Carolina facilities in fiscal years 2003 and 2004. We may elect to consolidate other operations in the future. Failure to effect a consolidation efficiently could result in missed customer deliveries, higher costs, reductions in quality, and lost productivity on other important projects, any of which could adversely affect our future results of operations.

Our earnings have been, and could in the future be, adversely affected because of charges resulting from acquisitions, or an acquisition could reduce shareholder value. As part of our strategy for growth, we acquire compatible businesses. In accounting for a newly acquired business, we are, in many cases, required to amortize, over a period of years, certain identifiable intangible assets. Although the acquired business' current operating profit may offset the amortization expense, a decrease in the acquired business' operating profit could reduce our overall net income and earnings per share. Changes in future markets or technologies may require us to amortize intangible assets faster and in such a way that our overall financial condition or results of operations are harmed. If economic and/or business conditions decline in the future, we may incur impairment charges against earnings which could be significant. We may also be required, under accounting principles generally accepted in the United States of America, to charge against earnings upon consummation of an acquisition the value of an acquired business' technology that does not meet the accounting definition of "completed technology." Acquired businesses could also reduce shareholder value if they generate a net loss or require invested capital.

We may expend resources without receiving benefit from strategic alliances with third parties. From time to time, we enter into strategic alliances to deliver solutions to our customers. These alliances are typically formed to provide products or services that we do not provide in our core businesses. We may expend capital and resources on these alliances but may not receive any immediate or long-term return or economic benefit from them, thereby reducing our earnings.

We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could seriously harm our business. Due to the specialized nature of our business, our future performance is highly dependent upon our ability to attract and retain qualified engineering, manufacturing, marketing, sales and management personnel for our operations. Competition for personnel is intense, and we may not be successful in attracting and retaining qualified personnel. Our failure to compete for these personnel could seriously harm our business, results of operations and financial condition. In addition, if incentive programs we offer are not considered desirable by current and prospective employees, we could have difficulty retaining or recruiting qualified personnel. If we are unable to recruit and retain key employees, our product development, and marketing and sales could be harmed.

We are subject to product liability risk. Our products and services could subject us to product liability or government or commercial warranty claims. We maintain primary product liability insurance for our non-aviation products with a general aggregate limit of $1.0/$2.0 million per occurrence and a $50.0 million excess umbrella policy. We maintain, for our aviation products, a $100.0 million liability insurance policy, per occurrence. Our products are widely used in a variety of applications. If a claim is made against us, our insurance coverage might not be adequate to pay for our defense or to pay for any award, in which case we would have to pay for it. Also, in the future we might not be able to continue our insurance coverage at desired levels for premiums acceptable to us. If a litigant were successful against us, a lack or insufficiency of insurance coverage could significantly harm our financial condition.

Exchange rate fluctuations could reduce our earnings when stated in U.S. Dollars. Substantially all of our U.S. export sales transactions to date have been denominated in United States dollars and substantially all sales transactions of our Germany operation have been denominated in Euros. Due to the growth in sales in Europe experienced by our Germany operation, a growing percentage of our overall sales transactions have been denominated in Euros. Some sales in the future may be denominated in other currencies, including the Canadian dollar. Any decline in the value of other currencies in which we make sales against the United States dollar, the Canadian dollar or the Euro, or any decline in the value of the Canadian dollar or the Euro against the United States dollar, will have the effect of decreasing our consolidated earnings when stated in United States dollars. In the future we may engage in hedging transactions to minimize the effect of the risks associated with these types of currency fluctuations; however, those hedging transactions could adversely impact our financial position and results of operations.

Our disclosure controls and internal control over financial reporting do not guarantee the absence of error or fraud. Disclosure Controls are procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms. Disclosure Controls are also designed to ensure that the information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal control over financial reporting (Internal Controls) are procedures which are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of SBS; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of SBS are being made only in accordance with authorizations of management and directors of SBS; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of SBS' assets that could have a material effect on the financial statements. To the extent that components of our Internal Controls are included in our Disclosure Controls, they are included in the scope of our quarterly controls evaluation.

Our management, including the CEO and CFO, do not expect that our Disclosure Controls or Internal Controls will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and we cannot assure that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Risks Related to Our Securities

Our common stock price can be volatile because of several factors, including a limited public float, which could impact our ability to raise capital. During the twelve-month period ended June 30, 2005, the sales price of our common stock fluctuated between $8.55 and $16.50 per share. We believe that the Company's common stock is subject to wide price fluctuations because of several factors, including:

- quarterly and annual fluctuations in our operating results,
- a relatively thin trading market for our common stock, which causes trades of small blocks of stock to have a significant impact on the Company's stock price,
- announcements of new technologies by us, our competitors or customers,
- general conditions in the markets we serve,
- fluctuations in earnings of our competitors,
- changes in earnings estimates or investment recommendations by securities analysts,
- general volatility of the stock markets and the market prices of other publicly traded companies,
- economic disruptions due to terrorist activity or natural disasters,
- investor sentiment regarding equity markets generally, including public perception of corporate ethics and governance and the accuracy and transparency of financial reporting, and
- investor sentiment regarding the valuation of technology companies generally.

A lower stock value for SBS could make it more difficult to raise, or preclude us from raising, capital through sales of stock or other securities.

Item 2. ***Properties***

We lease office and manufacturing space for our Americas Group in Albuquerque, New Mexico, Newark, California, Raleigh, North Carolina, St. Paul, Minnesota, Mansfield, Massachusetts, Waterloo, Ontario, Canada and Shenzhen, China, and for our Europe Group in Augsburg and Mindelheim, Germany. We are also obligated under a lease for our former facility in Carlsbad, California, (Americas Group) which we vacated in August 2003 and have subleased to a third party throughout the remaining term of the lease. Our standard practice is to obtain all of our facilities through operating leases. We maintain an insurance plan covering all our facilities and contents.

The Albuquerque, New Mexico leased facility consists of approximately 47,500 square feet located in a one-story, single-user building in a business park. This facility contains our corporate headquarters and houses sales, engineering and support functions for SBS Government, a part of the Americas Group segment. The facility consists of approximately 33,200 square feet of office space and approximately 14,300 square feet of laboratory and warehouse space. We moved into this building in June 2005. The term of the lease expires June 2015. The lease contains a right of first refusal to purchase the facility, a right of early termination exercisable on or after July 1, 2012, a right to expand the premises by 10,000 square feet on or before July 1, 2010, a right to contract within the premises by 10,000 square feet on or after July 1, 2010, and a right to extend the term for up to three additional five-year terms. We believe this facility will be sufficient to serve our needs through the term of the lease.

Our general purpose I/O engineering team is located in Newark, California. The facility, which contains approximately 13,500 square feet and is leased for a term expiring November 30, 2007, is a one-story, multi-tenant building in a business park. We believe this facility will be sufficient to serve our needs through the term of the lease.

Our Intel and PowerPC CPU sales and engineering functions are located in Raleigh, North Carolina, where we lease approximately 11,700 square feet of a one-story multi-tenant facility. The lease expires January 31, 2008, subject to one option to extend the term of the lease for three additional years. We believe this facility will be sufficient to serve our needs through the term of the lease.

Our St. Paul, Minnesota facility consists of approximately 43,650 square feet, located in a business park. This facility consists of approximately 18,850 square feet of office space occupied by certain sales, engineering, and support functions for SBS Communications, a part of the Americas Group segment, and 24,800 square feet of manufacturing and warehouse space utilized by our U.S. manufacturing center. In July 2005 we extended the term of the lease through January 2011. The lease as amended grants to us a right of first refusal to expand into adjacent unoccupied portions of the building and provides a right to extend the term by one additional three-year period. We believe this facility will be sufficient to serve our needs through the term of the lease.

Our Mansfield, Massachusetts facility is in a multi-story, multi-tenant building in a business park. The facility consists of approximately 17,000 square feet occupied by sales, engineering and support functions for SBS Communications, a part of the Americas Group segment. The lease expires July 31, 2010. The lease grants to us a right to extend the term of the lease by one additional five-year period. We believe this facility will be sufficient to serve our needs through the term of the lease.

Our Waterloo, Ontario, Canada facility consists of approximately 19,400 square feet of a two-story multi-tenant building located within a business park. This location includes office space, and engineering, assembly and test facilities for the operations of SBS Canada, a part of the Americas Group segment. The lease term expires November 30, 2006, subject to one option to extend the term of the lease for five additional years. We also have a right of first refusal to expand into any adjacent unoccupied portions of the building during the term of the lease. We believe this facility will be sufficient to serve our needs through the term of the lease.

Our Shenzhen, China facility consists of approximately 4,400 square feet of office space in a multi-story multi-tenancy building located within a high technology business area that houses certain sales and technical support personnel for SBS Technologies (Shenzhen) Limited, a part of the Americas Group. The lease term expires May 9, 2006, subject to three options to extend the term of the lease for two additional years each. We believe this facility will be sufficient to serve our needs through the term of the lease.

Our Augsburg, Germany facility is a six-floor building, consisting of approximately 37,500 square feet of office, test, packaging and support areas for the operations of KG, a part of the Europe Group. The lease expires January 31, 2011. We believe this facility will be sufficient to serve our needs through the term of the lease.

Our Mindelheim, Germany facility consists of approximately 6,200 square feet of a single-story multi-tenant building located within a business area, of which approximately 1,200 square feet is office space and approximately 5,000 square feet is manufacturing and warehouse space for the operations of ortec, a part of the Europe Group. The lease term expires August 31, 2008, subject to one option to extend the term of the lease for five additional years. We believe this facility will be sufficient to serve our needs through the term of the lease.

In August 2003, we vacated our facility located in a business park in Carlsbad, California and subsequently subleased the building to an unrelated third party. This facility consists of approximately 75,200 square feet; 32,000 square feet of office space and 43,200 square feet of warehouse space, and the lease term for both our lease and the sublease expires in April 2006.

Item 3. ***Legal Proceedings***

We are subject to various claims that arise in the ordinary course of our business. In our opinion, the amount of ultimate liability with respect to these actions will not materially affect our financial position, results of operations, or liquidity. We are not a party to, and none of our property is subject to, any material pending legal proceedings. We know of no material proceedings contemplated by governmental authorities.

Item 4. ***Submission of Matters to a Vote of Security Holders***

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market price per share

The Company's common stock is traded on the NASDAQ Stock Market using the symbol SBSE. Quarterly market prices (as reported on the NASDAQ Stock Market) for the last two fiscal years were:

	2005		2004	
Fiscal Quarters	High	Low	High	Low
First	$ 16.50	$ 9.07	$ 13.93	$ 9.17
Second	15.00	11.93	17.00	9.89
Third	14.57	10.56	17.75	14.30
Fourth	11.49	8.55	19.46	12.72

Record Holders

Based on data provided by SBS' transfer agent and The Depository Trust Company, management believes that as of August 25, 2005, the number of share owner accounts of record, as defined by Rule 12g5-1 of the Exchange Act, was approximately 212, at which date the closing market price of SBS' common stock was $9.50 per share.

Dividends

SBS has not paid any cash dividends on its Common Stock. Management's current policy is to retain earnings, if any, for use in SBS' operations and for expansion of the business. No dividend payments are anticipated in the foreseeable future (see "Management's Discussion and Analysis: Liquidity and Financial Condition").

Unregistered Securities

On June 30, 2003, we issued an aggregate of 386,940 shares of our common stock in connection with the acquisition of 100 percent of the outstanding common stock of Avvida Holdings Corp. and its wholly-owned subsidiary, Avvida Systems Inc. The offer and sale of these securities were affected without registration in reliance on the exemption afforded by Regulation S of the Securities Act of 1933, as amended. We filed a registration statement on Form S-3 to register the 386,940 shares issued on June 30, 2003, which was declared effective by the Securities and Exchange Commission on January 14, 2004.

Issuer Purchases of Equity Securities

Not applicable.

Item 6. ***Selected Financial Data***

The following selected financial data for the years ended June 30, 2001 through June 30, 2005 have been derived from the audited consolidated financial statements of SBS. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and related notes to the consolidated financial statements included elsewhere in this report.

		Years ended June 30,				
		2005	2004	2003	2002	2001
		(Thousands except per share data)				
Statements of Operations Data:						
Sales	$	152,437	133,874	115,521	118,856	187,180
Gross profit		66,516	63,151	55,966	33,548	85,919
Operating income (loss)		5,548	7,132	2,165	(38,412)	27,736
Net income (loss)		4,424	5,193	(4,450) (a)	(24,360)	17,184
Per Share Data:						
Net income (loss) per common share:						
Income (loss) before cumulative effect of change in accounting principle	$	0.28	0.34	0.11 (a)	(1.67)	1.23
Net income (loss)		0.28	0.34	(0.30)	(1.67)	1.23
Weighted average shares used in net income per share computations		15,567	15,146	14,605	14,559	13,926
Net income (loss) per common share - assuming dilution:						
Income (loss) before cumulative effect of change in accounting principle	$	0.28	0.34	0.11 (a)	(1.67)	1.14
Net income (loss)		0.28	0.34	(0.30)	(1.67)	1.14
Weighted average shares used in net income per share - assuming dilution computations		15,718	15,477	14,630	14,559	15,123
Balance Sheet Data:						
Working capital	$	91,861	86,715	73,187	69,304	75,282
Total assets		152,458	145,136	128,610	125,648	147,172
Total liabilities		16,571	15,509	12,503	12,002	13,377
Total stockholders' equity		135,887	129,627	116,107	113,646	133,795

Notes: We have not declared any dividends during the periods presented and we do not expect to pay dividends in the foreseeable future.

(a) The fiscal year 2003 summary financial data includes a transitional impairment charge of $6,058,000 (or ($0.41) per common share), net of tax, reported as a cumulative effect of change in accounting principle as a result of the Company's adoption of Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets," on July 1, 2002.

On June 30, 2003, SBS completed the purchase of Avvida Holdings and Avvida Systems (subsequently amalgamated under Canadian law into SBS Canada).

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Company Overview

We design and build open-architecture embedded computer products that enable OEMs to serve the government, commercial, and communications end markets. Embedded computer products are put inside or made part of larger systems to process information, control machines, move computer data between machines, and interact with people. The companies that use our products manufacture very sophisticated, expensive devices, such as MRI machines, flight simulators, wireless networks, fighter jets and industrial robots.

The SBS product line is strategically focused on embedded computing, and we serve virtually all parts of the market. We currently list more than 550 products in the product section of our website, www.sbs.com. We offer components like I/O modules, bus adapters, carrier cards, system enclosures, FPGA boards and single board computers, as well as network switches, blades and fully integrated systems. Many of these products are available in ruggedized versions, which can operate in conditions of extreme temperature, vibration, shock and humidity.

We serve a broad range of customers. We help our customers get to market faster, more reliably and more economically, by providing a wide range of standard and customized embedded computer products. Our products have application in diverse industries, including space and aviation, telecommunications, military and government, transportation, robotics, networking, broadcasting, wireless communications and medical imaging.

The embedded computer industry is highly competitive and fragmented. The size of the total addressable embedded computer market has been estimated by industry publications to be approximately $4 billion for board-level products, exclusive of complete embedded computer systems. This market is addressed by many competitors. No single competitor holds a dominant position in the embedded computer market.

We have grown because we understand our role in the embedded computing process: we make components which are part of larger, more complicated devices. As embedded computer applications expand, we broaden our product line to meet our customers' needs and to attract new customers. We invest in technology and customer service so that we can grow with our customers.

We have grown organically and through strategic acquisitions, acquiring companies that supplement our core competencies – a pattern we expect to continue. Our organic growth is driven by adding new products, improving existing products through our research and development program, and attracting new customers with our products and service. We have completed eleven acquisitions since 1992 that broadened our product offerings and our customer base.

Executive Summary

For the fiscal year 2005, sales increased 13.9%, even though we experienced fluctuations in our markets and delays in the start of production of several government programs. Our earnings were impacted by lower margins and our mid-year decision, due to market conditions, to further invest in our infrastructure to better address the government systems market and the Asian market. In addition, we made a significant investment in our recently announced AdvancedMC product family, which we believe places SBS in an excellent position in the emerging AdvancedTCA market. SBS is a product and technology company, and we will continue to focus our research and development efforts to provide solutions for our customers.

In November 2004, we announced strategic operating investments to pursue growth initiatives and take advantage of market conditions in the government and international markets. For our government systems opportunities, we increased our business development, program management and engineering teams to be more responsive to proposal requests, execute on engineering projects faster, and build stronger relationships with our customer base. To meet growing demand, we increased our sales and support staffing to more effectively address the Asian market.

During the fiscal year ended June 30, 2005 (fiscal 2005), we noted the following:

- Customer orders received and booked were $154.8 million, resulting in a book-to-bill ratio of 1.02 to 1.

  Book-to-bill ratio represents the net value of customer orders received and booked in the fiscal year divided by total sales.

- Order backlog was $44.4 million as of June 30, 2005, compared to $42.1 million as of June 30, 2004;

  Order backlog represents customer orders that have been contracted for future delivery. Accordingly, these orders have not yet been recognized as revenue, but represent potential future revenue.

- Thirty-four design wins were achieved during fiscal 2005, consistent with the thirty-four achieved in fiscal 2004.

  Each reported design win represents an initial purchase order of a minimum of $100,000 and is forecasted to produce a minimum of $500,000 in sales annually when in production.

  By end market, the design wins included twenty-four in the government market, four in the commercial market and six in the communications market.

- During fiscal 2005, one communications market customer, Ericsson, represented approximately 16% of our total sales and one commercial market customer, Applied Materials, represented approximately 9% of our total sales. We had no other customer whose sales represented more than 5% of our total in fiscal 2005.

Financial Highlights

Select financial highlights during the year ended June 30, 2005 compared to the years ended June 30, 2004 and 2003 follows:

	Fiscal Years Ended				
Thousands (except per share amounts)	June 30, 2005	June 30, 2004	% change	June 30, 2003	% change
Sales	$ 152,437	133,874	13.9%	$ 115,521	32.0%
Operating income (loss)	$ 5,548	7,132	-22.2%	$ 2,165	156.3%
Income (loss) before cumulative effect of change in accounting	$ 4,424	5,193	-14.8%	$ 1,608	175.1%
Net income (loss)(*)	$ 4,424	5,193	-14.8%	$ (4,450)	199.4%
Income (loss) per share before cumulative effect of change in accounting	$ 0.28	0.34	-17.6%	$ 0.11	154.5%
Net income (loss) per share - assuming dilution (**)	$ 0.28	0.34	-17.6%	$ (0.30)	193.3%

Sales for fiscal 2005 were $152.4 million, a 13.9% increase from sales of $133.9 million for the prior year and an increase of 32.0% from sales of $115.5 million in fiscal 2003.

Operating income for fiscal 2005 was $5.5 million, which represents a decrease of approximately $1.6 million, or 22.2% from the fiscal 2004 balance, but represents an increase of 156.3% from the $2.2 million in fiscal 2003. Our earnings were impacted by lower margins, primarily a result of increased sales of lower margin production business, competitive pricing primarily from commercial and communications customers, and lower sales of the Company's quick-turn, higher margin business, together with our mid-year decision to further invest in our infrastructure to better address the government systems market and the Asian market. In addition, we made a significant investment in our recently announced AdvancedMC product family, which we believe places SBS in an excellent position in the emerging AdvancedTCA market.

Net income for fiscal 2005 was $4.4 million, compared with net income of $5.2 million for the prior fiscal year and a net loss of ($4.4) million in fiscal year 2003.

* The financial results for the fiscal year ended June 30, 2004 included restructuring costs of approximately $2.4 million associated with the closure of the Carlsbad, California facility, which negatively impacted net income.

* The financial results for the fiscal year ended June 30, 2003 included a transitional goodwill impairment charge of $6.1 million, net of tax, which was reported as a cumulative effect of change in accounting principle, as a result of our adoption of SFAS 142 effective on July 1, 2002.

Net income per share – assuming dilution for fiscal 2005 was $0.28, compared with $0.34 for fiscal 2004, and compared with income per common share – assuming dilution before the cumulative effect of change in accounting for goodwill of $0.11 and net loss per common share – assuming dilution of $(0.30) for fiscal year 2003.

** Included in the results for fiscal 2004 are employee severance and consolidation costs associated with the closure of the Carlsbad, California facility of approximately $2.4 million, which negatively impacted net income per common share – assuming dilution by ($0.11) on an after tax basis. This compares to employee severance and consolidation costs associated with closure of the Carlsbad facility and other management actions totaling approximately $1.7 million for fiscal 2003, which negatively impacted income per common share – assuming dilution before the cumulative effect of change in accounting for goodwill by ($0.08) on an after tax basis.

** The financial results for the fiscal year ended June 30, 2003 included a transitional goodwill impairment charge of $6.1 million (or ($0.41) per common share), net of tax, which was reported as a cumulative effect of change in accounting principle, as a result of our adoption of SFAS 142 effective on July 1, 2002.

For a more complete analysis of the financial results, see "Results of Operations" below.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements and related disclosures in accordance with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We use estimates when we account for items such as inventory, allowances for uncollectible accounts receivable, depreciation and amortization periods for property and equipment and certain identifiable intangible assets, goodwill and intangible asset impairment analysis, and income taxes (see Note 1 to SBS' consolidated financial statements). These estimates and assumptions are based upon our continuous evaluation of historical results and anticipated future events. Actual results could differ from these estimates under different assumptions or conditions.

The Securities and Exchange Commission defines critical accounting polices as those that are, in management's view, most important to the portrayal of SBS' financial condition and results of operations and those that require significant judgments and estimates. We believe the following critical accounting policies affect our more significant judgments and estimates used in preparing our consolidated financial statements:

- *Revenue Recognition.* Our revenue recognition policies are based on the guidance in Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition in Financial Statements*. Revenue from product sales is recognized upon shipment to customers, provided we have received a valid purchase order, the price is fixed, title has transferred, collection of the associated receivable is reasonably assured, and there are no remaining significant obligations. Our standard terms and conditions contain the shipping terms of FOB shipping point, which provide for transfer of title and risk of loss upon our delivery to the carrier. Where customer acceptance provisions exist, we defer revenue recognition until acceptance by the customer unless we demonstrate the product meets the customer specified criteria upon shipment provided all other revenue recognition criteria were met.

- *Inventory Valuation.* We record inventory write-downs based on estimates of obsolete or unmarketable inventory, taking into account historical usage, forecasted future demand, and general market conditions. Write-downs may also be recorded based on our decision to discontinue the marketing of certain products or product lines. If our forecasts are incorrect, market conditions deteriorate, or we decide to exit other product lines, further inventory write-downs may be required which result in an increase to cost of sales and reduced gross profit. If market conditions or demand are better than expected, we may sell inventories that have been previously written down, resulting in reduced or zero cost of sales and improved gross profit.

- *Allowance for Uncollectible Accounts.* We maintain allowances for uncollectible accounts receivable resulting from the failure of our customers to make required payments. Our estimate is based on, among other things, the aging of accounts receivable, historical write-off experience, and the current and projected financial condition of our customers. If we misinterpret the financial condition of our customers or if the financial condition of customers deteriorates, additional allowances for uncollectible accounts may be required, which would increase operating costs and reduce operating profit.

- *Goodwill.* We test goodwill for impairment at least annually. The first step of the goodwill impairment test is a comparison of the fair value of a reporting unit to its carrying value. The fair value of a reporting unit is the amount which the unit as a whole could be bought or sold in a current transaction between willing parties. The goodwill impairment test requires us to identify our reporting units and obtain estimates of the fair values of those units as of the testing date. We estimate the fair values of our reporting units using discounted cash flow and public company market multiple valuation models. Those models require estimates of future revenues, profits, capital expenditures and working capital for each reporting unit. We estimate these amounts by evaluating historical trends, current budgets, operating plans and industry data. A decline in the fair value of any of our reporting units below its carrying value is an indicator that the underlying goodwill of the unit is potentially impaired. If that occurs, we are required to complete the second step of the goodwill impairment test to determine whether the unit's goodwill is impaired. The second step of the goodwill impairment test, if necessary, is a comparison of the implied fair value of a reporting unit's goodwill to its carrying value. An impairment loss is required for the amount which the carrying value of a reporting unit's goodwill exceeds its implied fair value. If an impairment loss is recognized, the implied fair value of the reporting unit's goodwill becomes the new cost basis of the unit's goodwill.

  We conduct our annual goodwill impairment test as of April 1 of each fiscal year when our budgets and operating plans for the forthcoming year are finalized. The timing and frequency of our goodwill impairment tests are based on an ongoing assessment of events and circumstances that would more than likely reduce the fair value of a reporting unit below its carrying value. We will continue to monitor our goodwill balance for impairment and conduct formal tests when impairment indicators are present.

- *Long-Lived and Intangible Assets.* We evaluate the carrying value of long-lived and intangible assets whenever certain events or changes in circumstances indicate that the carrying amount may not be recoverable. These events or circumstances include, but are not limited to, a prolonged industry or economic downturn, a significant decline in SBS' market value, or significant reductions in projected future cash flows. An asset is considered to be impaired if future undiscounted cash flows, without consideration of interest, are insufficient to recover the carrying amount of the asset. Once an asset is deemed impaired, a charge to expense is recognized to the extent that the carrying amount of the asset exceeds fair value. Fair value is generally determined by calculating the discounted future cash flows using a discount rate based upon our weighted average cost of capital. Estimates of future cash flows require significant judgment, and any change in these estimates may result in additional impairment charges and reduced operating profits.

- *Income Taxes.* Our estimate of current and deferred income taxes reflects our assessment of current and future taxes to be paid or received on items reflected in the financial statements, giving consideration to the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense. Estimates of current income taxes include benefits for items such as general business and other credits, U.S. sales to foreign jurisdictions, and utilization of foreign tax credits. Actual income taxes may vary from our estimates due to future changes in tax laws or because of a review of our tax returns by taxing authorities, which may result in an increase or decrease to income tax expense. We must also assess the likelihood that we will be able to recover our deferred tax assets. If recovery is determined not to be more likely than not, we must increase our provision for taxes by recording a reserve, in the form of a valuation allowance, for the deferred tax assets that we estimate will not ultimately be recoverable. As of June 30, 2005, excluding certain operating loss and tax credit carryforwards for U.S. State income purposes and certain foreign jurisdictions, we believe our recorded deferred tax assets will ultimately be recovered. However, should there be a change in our ability to recover the deferred tax assets, our tax provision would increase in the period we determine that recovery is no longer more likely than not.

Acquisitions

We made no acquisitions during the fiscal years ended June 30, 2005 and 2004. During the fiscal year ended June 30, 2003, we completed the acquisitions described below. The acquisitions were accounted for using the purchase method of accounting, and the results of operations of the acquired companies have been combined with SBS' since the date of the acquisition. The purchase price has been allocated to the underlying assets acquired and liabilities assumed based on their estimated fair values with goodwill, if any, representing the excess of the purchase price over the fair value of the net assets acquired.

On June 30, 2003, SBS acquired 100 percent of the outstanding common stock of Avvida Holdings Corp. and its wholly-owned subsidiary, Avvida Systems Inc. (Avvida), located in Waterloo, Canada. Avvida provides image processing solutions to customers serving a wide variety of applications. Avvida's focus is emerging programmable logic, including fully programmable gateway array (FPGA) technology utilized in high performance video, image and data processing solutions. We plan to incorporate FPGA technology into existing and future products across all SBS product lines.

The aggregate purchase price of $6.2 million, including acquisition costs of $0.6 million, was paid in cash and shares of SBS common stock valued at $3,574,020. The value of the 386,940 shares of SBS common stock was determined based on the average market price of SBS' common shares over the two-day period before and after the terms of the acquisition were agreed to and announced. In conjunction with the purchase price allocation, the estimated fair value of identifiable intangible assets, specifically a core technology asset valued at $970,000 and a covenant not-to-compete valued at $1.2 million, was based on an assessment of their fair value determined by management, and goodwill of approximately $3.5 million was recorded which is not deductible for tax purposes. During the year ended June 30, 2004, we received an income tax refund that exceeded the amount recorded at acquisition by $104,000, which was recorded as a reduction to goodwill. The identifiable intangible assets will be amortized over a period of 5 years based on the estimated economic useful life of the core technology asset and the contractual period of the covenant.

Results of Operations

The following table sets forth, for the fiscal years ended June 30, 2005, 2004 and 2003, certain operating data, including balances, as a percentage of sales:

	Years ended June 30,					
Dollars in thousands	2005	%	2004	%	2003	%
Sales	$ 152,437	100.0 %	$ 133,874	100.0 %	$ 115,521	100.0 %
Cost of sales:						
Cost of products sold	84,379	55.4 %	69,145	51.6 %	58,002	50.2 %
Amortization of intangible assets	1,542	1.0 %	1,578	1.2 %	1,553	1.4 %
Total cost of sales	85,921	56.4 %	70,723	52.8 %	59,555	51.6 %
Gross profit	66,516	43.6 %	63,151	47.2 %	55,966	48.4 %
Selling, general and administrative expense	35,746	23.4 %	32,504	24.3 %	33,608	29.1 %
Research and development expense	24,919	16.3 %	20,552	15.4 %	18,077	15.6 %
Employee severance and consolidation costs	--	-- %	2,400	1.8 %	1,729	1.5 %
Amortization of intangible assets	303	0.3 %	563	0.4 %	387	0.3 %
Operating income	5,548	3.6 %	7,132	5.3 %	2,165	1.9 %
Interest and other income, net	941	0.6 %	634	0.5 %	434	0.4 %
Foreign exchange losses	(77)	0.0 %	(348)	(0.3) %	(207)	(0.2) %
	864	0.6 %	286	0.2 %	227	0.2 %
Income before income taxes and cumulative effect of change in accounting principle	6,412	4.2 %	7,418	5.5 %	2,392	2.1 %
Income tax expense	1,988	1.3 %	2,225	1.6 %	784	0.7 %
Income before cumulative effect of change in accounting principle	4,424	2.9 %	5,193	3.9 %	1,608	1.4 %
Cumulative effect of change in accounting principle (net of income tax benefit of $3,412)	--	-- %	--	-- %	(6,058)	(5.2) %
Net income (loss)	$ 4,424	2.9 %	$ 5,193	3.9 %	$ (4,450)	(3.9) %

Year Ended June 30, 2005 Compared to Year Ended June 30, 2004
(References to fiscal 2005 and fiscal 2004 relate to the fiscal years ended on June 30)

SALES

Our total sales during the fiscal year ended June 30, 2005 compared to the year ended June 30, 2004 follows:

	Fiscal Years Ended		
	June 30,		%
Thousands	2005	2004	change
Sales	$ 152,437	133,874	13.9%

For fiscal 2005, sales increased $18.6 million compared to fiscal 2004, of which approximately $3.2 million was the result of changes in currency exchange rates used to translate our Europe Group financial statements to U.S. dollars. During fiscal 2005, sales to one communications customer (Ericsson) increased 137%, or approximately $14 million (including the impact of changes in currency exchange rates used to translate our Europe Group financial statements to U.S. dollars), from fiscal 2004 sales levels, and sales to one commercial customer (Applied Materials) increased 7%, or approximately $1 million, from fiscal 2004 sales levels.

Sales by end market for fiscal 2005 compare to fiscal 2004 and 2003 as indicated below:

SALES BY END MARKET
(dollars in thousands)

Fiscal years ended:	June 30, 2005	% of total	June 30, 2004	% of total	June 30, 2003	% of total
Government	$ 67,872	45%	$ 67,944	51%	$ 60,465	52%
Commercial	41,068	27%	39,924	30%	37,689	33%
Communications	43,497	28%	26,006	19%	17,367	15%
Total	$ 152,437	100%	$ 133,874	100%	$ 115,521	100%

For the year ended June 30, 2005, sales to government customers were relatively unchanged from fiscal 2004 levels. Sales to commercial customers increased 2.9% and sales to communications customers increased 67.3%, both compared with the prior fiscal year. A significant percent of the increase in sales to communications customers was the result of the increase in sales to Ericsson during fiscal 2005.

Looking forward, based on our forecasts, we expect that a significant amount of our revenue growth for fiscal year 2006 will occur in the second half of the fiscal year. This is due to two primary factors: we expect revenues from AdvancedMC products to begin to ramp up during the later part of the fiscal year, and based on customers' forecasts, we expect that orders for military systems will increase as we progress through the fiscal year. In addition, for fiscal year 2006, we expect sales to Ericsson to continue at approximately the same dollar sales level compared to fiscal year 2005. For the fiscal year ending June 30, 2006, we expect revenue to be between $165 million and $175 million; however, actual results may vary. In addition, based on our backlog and our customers' forecasts, we expect revenue for the quarter ending September 30, 2005 to be between $35 million and $37 million; however, actual results may vary. For the past several years, the September quarter has been the lowest sales quarter of the fiscal year, and we expect this to continue.

GROSS PROFIT

Gross profit during fiscal 2005 compared to fiscal 2004 follows:

Thousands	Fiscal years ended June 30, 2005	2004	Increase/ (decrease)
Gross profit	$ 66,516	63,151	$ 3,365
Gross profit as a percent of sales:			
Cost of products sold	55.4%	51.6%	
Intangible asset amortization	1.0%	1.2%	
Gross profit	43.6%	47.2%	

Gross profit in fiscal 2005 increased $3.4 million, or 5.3%, from fiscal 2004 levels. Gross profit as a percent of sales for the year ended June 30, 2005, decreased from fiscal 2004 levels principally as a result of increased sales of lower margin production business, competitive pricing primarily from commercial and communications customers, and lower sales of our quick-turn, higher margin business. For the fiscal year ending June 30, 2006, based on the sales mix included in our forecasts, we currently anticipate gross profit as a percentage of sales to range from 40% to 45%; however, actual results may vary.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

Selling, general and administrative (SG&A) expense during the fiscal year ended June 30, 2005 as compared to fiscal 2004 follows:

Thousands	Fiscal years ended June 30, 2005	2004	Increase/ (decrease)
SG&A expense	$ 35,746	32,504	$ 3,242
As a percent of sales	23.4%	24.3%	

For the year ended June 30, 2005, SG&A expense increased 10.0%, compared to the prior fiscal year, due primarily to our mid-year decision to invest in our infrastructure to pursue opportunities in the government systems market and the Asian market. Costs associated with the execution of our Sarbanes-Oxley Section 404 documentation and testing requirements in fiscal 2005 also contributed to the increase in costs when compared to fiscal 2004. As a result of increased sales, although SG&A expenses increased in fiscal 2005, SG&A expense as a percentage of sales declined slightly in fiscal 2005 compared with fiscal 2004.

RESEARCH AND DEVELOPMENT EXPENSE

Research and development (R&D) expense during fiscal 2005 as compared to the fiscal year ended June 30, 2004 follows:

Thousands	Fiscal years ended June 30, 2005	2004	Increase/ (decrease)
R&D expense	$ 24,919	20,552	$ 4,367
As a percent of sales	16.3%	15.4%	

Increasing our intellectual property continues to represent a key element of our growth strategy. During fiscal 2005, we introduced forty-two new products, including eight new AdvancedMC products, announced in June 2005, that address the emerging AdvancedTCA segment of the communications end market. Research and development expenses fluctuate from period to period throughout the life cycle of our research and development efforts and we expect these fluctuations to continue.

For the year ended June 30, 2005, R&D expense increased 21.2%, compared to the prior fiscal year, due primarily to the timing of outside development costs and our mid-year decision to invest in our infrastructure to pursue opportunities in the government systems market and our investment in the recently announced AdvancedMC product line. While R&D expense as a percentage of sales increased 0.9% from fiscal 2004 levels to 16.3%, fiscal 2005 expenses were in line with our current development plans.

EMPLOYEE SEVERANCE AND CONSOLIDATION COSTS

On June 12, 2003, the Company announced the closure of its Carlsbad, California facility and the consolidation of its manufacturing operations into the Company's St. Paul, Minnesota facility, centralizing all manufacturing in the United States to one facility. The total employee severance and consolidation costs incurred as a result of the consolidation were approximately $3.5 million. The total costs include employee severance and related costs recorded over the remaining service period, consolidation costs recorded as incurred, lease termination costs recorded on the cease use date (all in accordance with SFAS 146), and leasehold improvement impairment charges recorded as a result of the announcement in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

The following table summarizes the accounting for the consolidation of the Company's Carlsbad, California facility:

Thousands **Description**	**Employee severance and related costs**	**Property and equipment**	**Lease termination charge**	**Other costs**	**Total**
Quarter ended June 30, 2003					
Employee severance and consolidation costs....	$ 290	841	--	--	$ 1,131
Cash payments	(66)	--	--	--	(66)
Write-offs	--	(841)	--	--	(841)
Accrued at June 30, 2003	224	--	--	--	224
Year ended June 30, 2004					
Employee severance and consolidation costs...	470	--	1,400	530	2,400
Cash payments	(694)	--	(530)	(530)	(1,754)
Accrued at June 30, 2004	--	--	870	--	870
Year ended June 30, 2005					
Cash payments	--	--	(446)	--	(446)
Accrued at June 30, 2005	$ --	--	424	--	$ 424

The lease termination charge, recorded on the cease use date as a result of closure of the Company's Carlsbad, California facility, represents the estimated fair value of the remaining future lease payments and related obligations, net of estimated sublease income, over the term of the lease. The remaining costs represent lease obligations expected to be paid through April 2006.

AMORTIZATION OF INTANGIBLE ASSETS

For the fiscal year ended June 30, 2005, amortization of intangible assets was $0.3 million, compared to $0.6 million for fiscal 2004. Amortization expense decreased in fiscal 2005 due to the completion of the amortization of identifiable intangible assets recorded in connection with the acquisition of SDL Communications in April 2000.

INTEREST AND OTHER INCOME, NET

For the year ended June 30, 2005, net interest and other income of $941,000, represented primarily interest income associated with increased cash balances. Excluding the interest received in September 2003 (fiscal 2004) in connection with income tax refunds of payments made in prior periods of approximately $250,000, net interest and other income increased from fiscal 2004 levels primarily as a result of increased cash balances and higher interest rates during fiscal 2005.

FOREIGN EXCHANGE LOSSES

For fiscal 2005 and 2004, foreign exchange losses of $77,000 and $348,000, respectively, represent primarily realized and unrealized losses on certain inter-company transactions that are denominated in non-functional currencies due to changes in currency exchange rates as a result of the weakening of the U.S. dollar during fiscal 2005 and 2004.

INCOME TAX EXPENSE

For the year ended June 30, 2005 and 2004, income tax expense was recorded using worldwide effective tax rates of 31.0% and 30.0%, respectively. The change in the estimated worldwide effective income tax rate was due principally to the impact of a shift in the mix of pre-tax income from domestic and foreign sources together with the completion, by the German tax authorities, of the audit of our statutory tax returns from fiscal 1998 through fiscal 2002, during the fourth quarter of fiscal 2005. Our annual worldwide effective tax rate for fiscal 2005 includes the impact, excluding foreign dividend repatriation, of the recently enacted Americans Jobs Creation Act of 2004 (the Act), which was signed into law by the U.S. President in October 2004. We continue to evaluate the potential impact of the dividend repatriation provisions of the Act on our annual worldwide effective tax rate. For the fiscal year ending June 30, 2006, we currently expect a worldwide effective tax rate of 35%.

In assessing the realizability of the Company's net deferred tax asset of approximately $16.9 million at June 30, 2005, management considers projected future sources of taxable income together with tax planning strategies. As of June 30, 2005, the valuation allowance, which increased approximately $1.8 million during fiscal 2005, applies to certain U.S. State and foreign operating loss and tax credit carryforwards that, in the opinion of management, may expire unused due to uncertainty regarding future taxable income. Based on SBS' historical taxable transactions, the timing of the reversal of existing temporary differences, and the evaluation of tax planning strategies, management believes it is more likely than not that SBS' future taxable income will be sufficient to realize the benefit of the remaining deferred tax assets existing at June 30, 2005.

SBS generally does not record deferred income taxes on the undistributed earnings of its foreign subsidiaries in accordance with the indefinite reversal criterion in APB Opinion No. 23, "Accounting for Income Taxes – Special Areas", because the Company currently does not expect those unremitted earnings to reverse and become taxable in the foreseeable future. Upon distribution of these earnings, which amounted to approximately $34.6 million at June 30, 2005, SBS may be subject to U.S. income taxes and foreign withholding taxes. It is not practical, however, to estimate the amount of taxes that may be payable on the eventual remittance of these earnings.

EARNINGS PER SHARE

For the year ended June 30, 2005, net income per common share and net income per common share – assuming dilution were $0.28, compared to net income per common share and net income per common share – assuming dilution of $0.34 during the prior fiscal year.

Review of Business Segments

We are engaged in the design, research, development, integration and production of embedded computer products and we operate worldwide through two operating segments: the Americas Group and the Europe Group. Both the Americas Group and the Europe Group offer our complete portfolio of embedded computer products to customers in the government, commercial and communications end markets. Each segment has management who report directly to our Chief Executive Officer and its own sales and distribution channels. The Americas Group consists of our operations based in the United States, Canada, and Shenzhen, China. This includes the sales, engineering and test activities in Albuquerque, New Mexico; Mansfield, Massachusetts; Newark, California; Raleigh, North Carolina; St. Paul, Minnesota; and Waterloo, Ontario, Canada; the manufacturing and assembly operations located in St. Paul, Minnesota and Albuquerque, New Mexico; and the sales and technical support activities based in Shenzhen, China. The Europe Group consists of our operations based in Germany which include the sales, engineering, test, assembly, and manufacturing activities located in Augsburg and Mindelheim, Germany.

The following is a discussion of sales to external customers and segment profit (loss) for each reportable segment. We measure the results of operations for segments (Segment Profit (Loss)) based on income (loss) before income taxes and the cumulative effect of change in accounting principle and before:

- the allocation of corporate overhead expenses other than marketing costs;
- substantially all amortization expense associated with acquisitions; and
- interest income earned on U.S. operations cash balances.

AMERICAS GROUP

Thousands	Fiscal Years Ended June 30, 2005	2004	% change
Sales to External Customers	$ 96,384	97,066	-0.7%
Segment Profit	$ 7,037	12,864	-45.3%

Sales to External Customers. For the year ended June 30, 2005, sales to external customers were relatively unchanged from fiscal 2004 levels. Looking forward, based on our forecasts, we expect to see an increase in sales in the Americas Group in fiscal 2006, and a significant amount of such revenue growth will occur in the second half of the fiscal year; however, actual results may vary. This is due to two primary factors: we expect revenues from AdvancedMC products to begin to ramp up during the later part of the fiscal year, and based on customers' forecasts, we expect orders for domestic military systems will increase as we progress through the fiscal year.

Segment Profit. Segment profit decreased $5.8 million, or 45.3%, for the year ended June 30, 2005, compared to the prior fiscal year. Segment profit in fiscal 2005 decreased from fiscal 2004 levels primarily as a result of decreased gross profit as a result of a change in sales mix due to a higher proportion of sales of lower margin products in relation to total sales, together with increased SG&A and R&D expenses as discussed previously. The increased SG&A expenses were due primarily to our mid-year decision to invest in our infrastructure to pursue opportunities in the government systems market and the Asian market, together with costs associated with the execution of our Sarbanes-Oxley Section 404 documentation and testing requirements in fiscal 2005. The increased R&D expenses were due primarily to the timing of outside development costs and our mid-year decision to invest in our infrastructure to pursue opportunities in the government systems market as well as our investment in eight new AdvancedMC products, announced in June 2005. The decrease in segment profit in fiscal 2005 excludes the impact of approximately $2.4 million of employee severance and consolidation costs recorded in fiscal 2004 from the consolidation of our communications operations that resulted in the closure of our Carlsbad, California facility in August 2003. For these reasons, segment profit as a percentage of sales to external customers decreased to 7.3% for fiscal 2005, compared with 13.3% for fiscal 2004. With the targeted investments we have made, we believe, as of June 30, 2005, our infrastructure is now in place for leveraged growth. As a result, with the expected increase in sales in fiscal 2006 for the Americas Group, we anticipate an increase in segment profit as a percentage of sales to external customers however, actual results may vary.

EUROPE GROUP

Thousands	Fiscal Years Ended June 30, 2005	2004	% change
Sales to External Customers	$ 56,053	36,808	52.3%
Segment Profit	$ 12,984	7,540	72.2%

Sales to External Customers. The Group's sales to external customers increased $19.2 million in fiscal 2005 compared to fiscal 2004. This increase is primarily due to the $14.0 million in additional sales to Ericsson (which include the impact of changes in foreign currency exchange rates) in fiscal 2005 compared to fiscal 2004, and approximately $3.2 million resulting from changes in currency exchange rates used to translate the Group's financial statements to U.S. dollars.

Segment Profit. For the year ended June 30, 2005, segment profit increased $5.4 million, or 72.2%, compared to the prior year, due primarily to the increase in sales and gross profit, which more than offset increases in SG&A and R&D expenses commensurate with the growth in the business. For these reasons, segment profit as a percentage of sales to external customers increased to 23.2% for fiscal 2005, compared to 20.5% for fiscal 2004.

Year Ended June 30, 2004 Compared to Year Ended June 30, 2003
(References to fiscal 2004 and fiscal 2003 relate to the fiscal years ended on June 30)

SALES

Our total sales during the fiscal year ended June 30, 2004 compared to the year ended June 30, 2003 follows:

	Fiscal Years Ended		
	June 30,		%
Thousands	**2004**	**2003**	**change**
Sales	$ 133,874	115,521	15.9%

For fiscal 2004, sales increased $18.3 million compared to fiscal 2003, of which approximately $2.7 million was the result of the impact of a weakening U.S. dollar on the translation of our Europe Group financial statements. Sales for the fiscal year ended June 30, 2004 include approximately $1.1 million contributed from the acquisition of SBS Canada (formerly Avvida Systems) in June 2003.

Sales by end market for fiscal 2004 compared to fiscal 2003 and 2002 as indicated below:

SALES BY END MARKET
(dollars in thousands)

Fiscal year ended:	June 30, 2004	% of total	June 30, 2003	% of total	June 30, 2002	% of total
Government	$ 67,944	51%	$ 60,465	52%	$ 50,425	42%
Commercial	39,924	30%	37,689	33%	39,625	34%
Communications	26,006	19%	17,367	15%	28,806	24%
Total	$ 133,874	100%	$ 115,521	100%	$ 118,856	100%

For the year ended June 30, 2004, sales to government customers increased 12.4%, sales to commercial customers increased 5.9% and sales to communications customers increased 49.7%, all compared with the prior fiscal year. To align with current management responsibility, sales to a majority of our enterprise customers are reflected as sales to commercial customers. During fiscal 2004, one commercial customer (Applied Materials) represented approximately 10% of our total sales and one communications customer (Ericsson) represented approximately 8% of our total sales. We had no other customer whose sales represented more than 5% of our total sales in fiscal 2004, 2003 or 2002.

GROSS PROFIT

Gross profit during fiscal 2004 compared to fiscal 2003 follows:

	Fiscal years ended		
	June 30,		Increase/
Thousands	**2004**	**2003**	**(decrease)**
Gross profit	$ 63,151	55,966	$ 7,185
Gross profit as a percent of sales:			
Cost of products sold	51.6%	50.2%	
Intangible asset amortization	1.2%	1.4%	
Gross profit	47.2%	48.4%	

Gross profit as a percent of sales for the year ended June 30, 2004, decreased from levels noted in fiscal 2003 principally as a result of a higher proportion of sales of lower margin products in relation to total sales. The decrease was due to the impact of sales relating to several large, lower margin communications and commercial production orders. The Company's policy is to dispose of obsolete inventory as soon as practicable after such inventory has been identified as having no value. During fiscal 2004, the sale of inventory written down to zero cost amounted to approximately $0.8 million, increasing gross margin as a percentage of sales by 0.6%. During fiscal 2003, we sold approximately $1.0 million of inventory written down to zero cost, increasing gross margin as a percentage of sales by 0.9%.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

Selling, general and administrative (SG&A) expense during the fiscal year ended June 30, 2004 as compared to fiscal 2003 follows:

Thousands	Fiscal years ended June 30, 2004	Fiscal years ended June 30, 2003	Increase/ (decrease)
SG&A expense	$ 32,504	33,608	$ (1,104)
As a percent of sales	24.3%	29.1%	

For the year ended June 30, 2004, SG&A expense decreased 3.3%, compared to the prior fiscal year, due primarily to the cost reduction efforts implemented in connection with the consolidation of operations during fiscal 2004, partially offset by the costs added as a result of the acquisition of SBS Canada in June 2003. For these reasons, together with increased sales, SG&A expense as a percentage of sales declined in fiscal 2004 compared with fiscal 2003.

RESEARCH AND DEVELOPMENT EXPENSE

Research and development (R&D) expense during fiscal 2004 as compared to the fiscal year ended June 30, 2003 follows:

Thousands	Fiscal years ended June 30, 2004	Fiscal years ended June 30, 2003	Increase/ (decrease)
R&D expense	$ 20,552	18,077	$ 2,475
As a percent of sales	15.4%	15.6%	

For the year ended June 30, 2004, R&D expense increased 13.7%, compared to the prior fiscal year, due primarily to the costs added as a result of the acquisition of SBS Canada in June 2003. Increasing our intellectual property is a key element of our growth strategy. During fiscal 2004, we introduced thirty-seven new products as we continue to implement this segment of our strategy. Research and development expenses fluctuate from period to period throughout the life cycle of our research and development efforts. As a percentage of sales, R&D expense during fiscal 2004 was in line with our development plans and remained consistent with fiscal 2003 levels.

EMPLOYEE SEVERANCE AND CONSOLIDATION COSTS

On June 12, 2003, we announced that we would be closing our Carlsbad, California facility and consolidating its manufacturing operations into our St. Paul, Minnesota facility, centralizing all manufacturing in the United States into one facility. This consolidation was completed in August, 2003. As a result of these actions, we recorded employee severance and consolidation costs totaling approximately $2.4 million during fiscal 2004. These costs included the following:

- Employee severance and related costs of $470,000 (recorded over the remaining service period in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*) due to the reduction of our workforce. There were no amounts remaining to be paid at June 30, 2004.
- Other consolidation costs of $530,000 (recorded as incurred in accordance with SFAS 146) as a result of the consolidation of our communications operations into other facilities. There were no amounts remaining to be paid at June 30, 2004.

- Lease termination costs of $1.4 million, (recorded on the cease use date in accordance with SFAS 146) as a result of the closure of our Carlsbad, California facility in August 2003. The lease termination costs represent the estimated fair value of the remaining future lease payments and related obligations, net of sublease income, over the term of the lease. The remaining lease obligations are expected to be paid monthly through April 2006.

For fiscal 2003, we recorded employee severance and consolidation costs totaling $1.7 million. This total includes approximately $1.1 million recorded as a result of the announcement of the closure of our Carlsbad California facility, of which $290,000 was employee severance and related costs and $841,000 was a leasehold improvement impairment charge. The fiscal 2003 total also includes $412,000 of employee severance costs due to the elimination of 53 employees as a result of the economic and market conditions facing our telecommunications customers and $186,000 of lease termination costs as a result of our decision to exit certain locations during 2003. There were no amounts remaining to be paid at June 30, 2004.

AMORTIZATION OF INTANGIBLE ASSETS

For the fiscal year ended June 30, 2004, amortization of intangible assets was $0.6 million, compared to $0.4 million for fiscal 2003. Amortization expense increased in fiscal 2004 due to the amortization of the purchased identifiable intangible assets recorded in connection with the acquisition of SBS Canada (formerly Avvida Systems) in June 2003.

INTEREST AND OTHER INCOME, NET

For the year ended June 30, 2004, net interest and other income of $634,000, included interest received in September 2003 in connection with income tax refunds of payments made in prior periods of approximately $250,000. Excluding the interest on the tax refunds in fiscal 2004, net interest and other income represented primarily interest income associated with increased cash balances, which declined from fiscal 2003 levels as a result of lower interest rates.

FOREIGN EXCHANGE LOSSES

For fiscal 2004 and 2003, foreign exchange losses of $348,000 and $207,000, respectively, represent primarily realized and unrealized losses on certain inter-company transactions that are denominated in non-functional currencies due to changes in currency exchange rates as a result of the weakening of the U.S. dollar during fiscal 2004 and 2003.

INCOME TAX EXPENSE

For the year ended June 30, 2004 and 2003, income tax expense was recorded using worldwide effective tax rates of 30.0% and 32.8%, respectively. The change in the estimated worldwide effective income tax rate was due to the impact of a shift in the mix of pre-tax income from domestic and foreign sources together with benefits realized as a result of the implementation of tax planning strategies during the fourth quarter of fiscal 2004.

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

For the year ended June 30, 2003, we recorded a transitional impairment charge of $9.5 million ($6,058,000 net of tax), reported as a cumulative effect of change in accounting principle, as a result of our adoption of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, (SFAS 142) effective July 1, 2002.

EARNINGS PER SHARE

For the year ended June 30, 2004, net income per common share and net income per common share – assuming dilution was $0.34. This compares to income per share and income per share – assuming dilution before the cumulative effect of the change in accounting principle of $0.11 during the fiscal year ended June 30, 2003. Net loss per share and net loss per common share – assuming dilution was $(0.30) during the fiscal year ended June 30, 2003, including the impact of the cumulative effect of change in accounting for goodwill of $(0.41) per common share as a result of our adoption of SFAS 142 effective July 1, 2002.

Review of Business Segments

As a result of changes in management responsibility, our desire to enhance our regional-based sales and service to our European customers and the June 2003 acquisition of SBS Canada (formerly Avvida Systems), we changed are reportable segments to a structure based on geographic markets. This change has enabled management to focus on regional market development, alignment of sales channels with customers' product needs, and enhancement of customer service and satisfaction.

We are engaged in the design, research, development, integration and production of embedded computer products and we operate worldwide through two operating segments: the Americas Group and the Europe Group. Both the Americas Group and the Europe Group offer our complete portfolio of embedded computer products to customers in the government, commercial and communications end markets. Each segment has management who report directly to our Chief Executive Officer and its own sales and distribution channels. The Americas Group consists of our operations based in the United States, Canada, and Shenzhen, China. This includes the sales, engineering, and test activities in Albuquerque, New Mexico; Mansfield, Massachusetts; Newark, California; Raleigh, North Carolina; St. Paul, Minnesota; and Waterloo, Ontario, Canada; the manufacturing and assembly operations located in Albuquerque, New Mexico and St. Paul, Minnesota; and the sales and technical support activities based in Shenzhen, China. The Europe Group consists of our operations based in Germany which include the sales, engineering, test, assembly, and manufacturing activities located in Augsburg and Mindelheim, Germany.

The following is a discussion of sales to external customers and segment profit (loss) for each reportable segment. We measure the results of operations for segments (Segment Profit (Loss)) based on income (loss) before income taxes and the cumulative effect of change in accounting principle and before:

- the allocation of corporate overhead expenses other than marketing costs;
- substantially all amortization expense associated with acquisitions; and
- interest income earned on U.S. operations cash balances.

AMERICAS GROUP

	Fiscal Years Ended June 30,		
Thousands	**2004**	**2003**	**% change**
Sales to External Customers...............	$ 97,066	94,268	3.0%
Segment Profit	$ 12,864	10,073	27.7%

Sales to External Customers. For the year ended June 30, 2004, sales to external customers increased approximately $2.8 million, or 3.0%, compared to the prior fiscal year, as unit shipments increased across all the Group's product lines, with the exception of telecommunications product shipments which declined from prior year levels. The Group's sales to external customers for the year ended June 30, 2004 excludes approximately $3.5 million of sales to European customers as a result of our decision to transfer the sales and support for these customers to our German operations. For fiscal 2004, these sales are included in the Europe Group. Sales contributed by the acquisition of SBS Canada (formerly Avvida Systems) in June 2003 were approximately $1.1 million for the year ended June 30, 2004.

Segment Profit. Segment profit increased $2.8 million, or 27.7%, for the year ended June 30, 2004, compared to the prior fiscal year. Segment profit in fiscal 2004 increased over fiscal 2003 levels as a result of a change in sales mix to higher margin products, together with reduced SG&A expenses due to management actions taken as a result of market conditions impacting SBS during fiscal 2003 and 2002. In addition, segment profit in fiscal 2004 was unfavorably impacted by approximately $2.4 million of employee severance and consolidation costs recorded from the consolidation of our communications operations that resulted in the closure of our Carlsbad, California facility in August 2003. This compares to approximately $1.7 million of employee severance and consolidation costs recorded during fiscal 2003, of which $1.1 million was due to our announcement to consolidate our communications operations resulting in the closure of our Carlsbad, California facility during the fourth fiscal quarter of 2003, $412,000 of employee severance costs due to workforce reductions implemented as a result of the depressed market conditions impacting our communications market customers throughout fiscal 2003, and $186,000 of lease termination costs as a result of our decision to exit certain locations during 2003. For these reasons, segment profit as a percentage of sales to external customers increased to 13.3% for fiscal 2004, compared with 10.7% for fiscal 2003.

EUROPE GROUP

Thousands		Fiscal Years Ended June 30, 2004	2003	% change
Sales to External Customers	$	36,808	21,253	73.2%
Segment Profit	$	7,540	5,138	46.7%

Sales to External Customers. Unit shipments of the Group's products increased resulting in increased sales to external customers. For the fiscal year ended June 30, 2004, sales to external customers increased $15.6 million, compared to the prior fiscal year, of which approximately $2.7 million was the result of changes in currency exchange rates used to translate the Group's financial statements to U.S. dollars. The Group's sales to external customers for fiscal 2004 included approximately $3.5 million of sales resulting from our decision to transfer the sales and support for our European customers to our German operations.

Segment Profit. For the year ended June 30, 2004, segment profit increased $2.4 million, or 46.7%, compared to the prior year, due primarily to the increase in sales, offset partially by an increase in SG&A and R&D expenses commensurate with the growth in the business. For these reasons, segment profit as a percentage was 20.5% for fiscal 2004, compared to 24.2% for fiscal 2003.

Liquidity, Capital Resources and Financial Condition

Our objective is to maintain adequate financial resources and liquidity to finance our operations. We use a combination of proceeds from the sale or issuance of equity securities and internally generated funds to finance our working capital requirements, capital expenditures, acquisitions, and operations.

Our cash balance of $55.2 million at June 30, 2005 represents an increase of $7.3 million during the year ended June 30, 2005. Net cash flows from operating activities and proceeds from the exercise of employee stock options were the principal sources of funding, and cash was used for a mix of activities, including working capital needs and capital expenditures. We anticipate that this trend will continue in the fiscal year ending June 30, 2006, however, future cash inflows as a result of employee stock option exercises are difficult to predict.

Cash Flows

Changes to our cash balance during the years ended June 30, 2005, 2004 and 2003 follow:

Comparison of Condensed Consolidated Statements of Cash Flows

		Years Ended June 30, 2005	2004	2003
Cash Flow Provided by (Used in)			*Thousands*	
Operating activities	$	9,796	8,289	16,832
Investing activities		(3,537)	(3,283)	(4,390)
Financing activities		1,374	5,646	(456)
Net effect on cash from:				
Exchange rates		(381)	161	333
Cumulative effect of change in accounting principle (included in operating activities)		--	--	6,058

Operating Activities

Cash flows from operating activities were principally the result of SBS' net income, changes in working capital and the impact of non-cash and non-operating activities, including depreciation and amortization of $5.7 million in fiscal 2005.

The significant drivers of the changes in working capital during fiscal 2005 were as follows:

- The increase in accounts receivable used operating cash of $4.1 million, prior to foreign currency translation adjustments of $0.3 million, due principally to the growth in sales.
- The decrease in inventory provided operating cash of $4.5 million, prior to foreign currency translation adjustments of less than $0.1 million, due principally to our efforts to reduce required inventory levels during fiscal 2005.
- The increase in income taxes payable, net of the increase in our deferred tax assets, provided cash from operations of approximately $1.9 million in fiscal 2005.
- Excluding the increase in income taxes payable, our total liabilities decreased by approximately $2.0 million, in fiscal 2005, due primarily to the timing of payments, and we continue to have no bank debt as of June 30, 2005.

Investing Activities

Our principal recurring investing activity is the funding of capital expenditures necessary to support the growth of our business and to enhance the productivity of our operations. During fiscal 2005, we used $3.5 million for the purchase of property and equipment, consistent with our plans.

Financing Activities

We received proceeds of $1.4 million from the issuance of common stock associated with the exercise of employee stock options in fiscal 2005.

Exchange Rates

Changes in foreign currency exchange rates impacted beginning cash balances during the year ended June 30, 2005 by approximately ($381,000). Due to the Company's international operations, where transactions are recorded in functional currencies other than the U.S. dollar, the effects of changes in foreign currency exchange rates on existing cash balances during any given period results in amounts on the consolidated statements of cash flows that may not reflect the changes in the corresponding accounts on the consolidated balance sheets.

Cash Requirements

On March 30, 2005, we entered into a revolving line of credit agreement (Credit Agreement) with Wells Fargo Bank National Association. The credit agreement provides for borrowings for working capital and general corporate purposes of up to $20 million and any outstanding borrowings are due and payable in full on March 28, 2006. The Credit Agreement is secured by a first priority lien in substantially all assets of SBS. Interest on borrowings is set forth in each promissory note executed under the terms of the Credit Agreement which are either payable on a variable basis at the Wells Fargo Bank prime rate or payable for a fixed rate term of either one, two or three months at a rate of LIBOR plus 1.75%.

Effective on May 9, 2005, the Credit Agreement was amended (First Amendment to Credit Agreement) to modify the minimum tangible net worth requirement defined in Section 4.9(a) of the agreement to exclude the impact of foreign currency translation adjustments from the minimum required balance.

The terms of the Credit Agreement, as amended, require SBS to comply with certain financial and other covenants, including but not limited to:

- an Adjusted Tangible Net Worth balance of not less than $109,129,000, plus 50% of quarterly net income beginning with the quarter ended March 31, 2005, excluding any loss quarters, plus all proceeds from equity offerings;

  (*Adjusted Tangible Net Worth defined as total stockholders' equity minus the aggregate of any intangible assets; any treasury stock; any receivables from stockholders', employees and/or affiliates; and foreign currency translation adjustments*)

- a Leverage Ratio of not greater than 0.50 to 1;

  (*Leverage Ratio defined as total liabilities divided by Tangible Net Worth. Tangible Net Worth defined as total stockholders' equity minus the aggregate of any intangible assets; any treasury stock; and any receivables from stockholders', employees and/or affiliates*)

- a Quick Ratio of not less than 1.75 to 1;

  (*Quick Ratio calculated as total current assets excluding inventory, divided by total current liabilities*)

- an average Accounts Receivable Days Outstanding balance of no more than 90 days; and

  (Accounts Receivable Days Outstanding calculated as average net trade receivables divided by net sales for the period times the number of days in reporting period)

- a requirement to maintain profitable operations defined as no more than two (2) consecutive loss quarters or a net loss for the total fiscal year.

In addition, under the terms of the Credit Agreement, we are required to maintain our primary operating accounts with Wells Fargo Bank or maintain a balance of not less than $20 million on deposit with the bank. As of June 30, 2005, we had not completed the transition of our primary operating accounts to Wells Fargo Bank, however, our balance on deposit with the bank was in excess of $20 million.

As of the date of this report, we have no borrowings outstanding under the Credit Agreement and we were in compliance with all financial covenants required under the terms of the amended Credit Agreement as of June 30, 2005.

We believe the funds available under the revolving line of credit agreement and our internally generated cash flows will provide us with sufficient capital resources and liquidity to manage our operations, meet our contractual obligations, and fund capital expenditures, excluding acquisitions, for at least the next twelve months. Because long-term cash flow cannot be predicted with certainty, it is possible that we could require additional external financing in the future and that the financing may not be available on terms acceptable to us or at all.

Capital Resources

As of the date of this report, we do not have any material capital expenditure commitments.

Contractual Obligations

We are committed under non-cancelable operating leases for buildings and equipment that expire at various dates through fiscal 2015. The following is a schedule of our contractual obligations at June 30, 2005:

CONTRACTUAL OBLIGATIONS

	Payments due by fiscal years ending June 30,					
Thousands		**Total**	**2006**	**2007 - 2008**	**2009 - 2010**	**2011 and beyond**
Operating lease obligations	$	13,318	2,353	3,656	3,234	4,075
Total	$	13,318	2,353	3,656	3,234	4,075

Off-Balance Sheet Arrangements

As of June 30, 2005, we had no transactions that would be considered off-balance sheet arrangements in accordance with the definition under SEC rule.

Inflation

For the periods ended June 30, 2005, 2004 and 2003, we experienced no significant impact from inflation.

Business Outlook

Consistent with our press release dated August 9, 2005, fiscal year 2005 was a year of mixed results, but overall we are pleased with the long-term partnerships we are building with our customers, and we are excited about our future. With the targeted investments we have made, we believe our infrastructure is now in place for leveraged growth. We are executing our strategy, which we believe will deliver growth in sales and earnings over the next several years.

In fiscal 2005, we introduced our AdvancedMC product line for communications applications. As a result of meetings with customers, and the industry focus on the emerging AdvancedTCA market, we believe we have developed the right products. The agreement with IBM® to develop an AdvancedMC carrier card for IBM eServer® BladeCenter™ systems capable of using up to four AdvancedMC modules, which we announced in June 2005, is an example of the type of applications we are pursuing. The agreement will allow us to sell the SBS carrier card along with our AdvancedMC solutions to IBM server customers in all markets. Since we announced our AdvancedMC product line at SUPERCOMM® in June 2005, we have generated interest from customers as measured by increased leads and web site inquiries.

Additionally, we have had great success in achieving design wins in the government military systems market. Our systems are now recognized by customers as being a cost effective open standard based solution for both flight and mission computer applications. We believe we will continue to close new design wins; and since many of our existing design wins have completed the development and qualification phase, we expect to see an increase in production orders in fiscal year 2006; however, actual results may vary. Increasing our presence in the government military systems market is a key element of our growth strategy.

In the commercial market, we are pursuing opportunities by focusing our business development efforts on semiconductor manufacturing equipment, image processing, and medical electronics applications. These are segments of the commercial market that require high performance solutions which we believe are a good fit for our product portfolio.

Looking forward, based on our forecasts, we expect that a significant amount of our revenue growth for fiscal year 2006 will occur in the second half of the fiscal year. This is due to two primary factors: we expect revenues from AdvancedMC products to begin to ramp up during the later part of the year, and based on customers' forecasts, orders for military systems will increase as we progress through the fiscal year. In addition, for fiscal year 2006, we expect sales to Ericsson to continue at approximately the same dollar sales level compared to fiscal year 2005. For fiscal year 2006, we expect revenue between $165 million and $175 million; however, actual results may vary. In addition, based on our backlog and our customers' forecasts, we expect revenue for the first quarter of fiscal year 2006 ending September 30, 2005 to be between $35 million and $37 million; however, actual results may vary. Over the past several years, the September quarter has been the lowest sales quarter of the fiscal year, and we expect this to continue.

Management expects that corporate representatives of SBS will meet privately during the year with investors, investment analysts, the media and others, and may reiterate the Business Outlook published in this Form 10-K. At the same time, this Form 10-K and the included Business Outlook will remain publicly available on our web site at www.sbs.com. Unless a notice stating otherwise is published, the public can continue to rely on this Business Outlook as representing our current expectations on matters covered.

Recently Issued Accounting Standards

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 151 (SFAS 151), Inventory Costs. SFAS 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling charges and wasted material (spoilage). SFAS 151 requires all such (abnormal) costs to be treated as current-period charges under all circumstances. In addition, fixed production overhead should be allocated based on the normal capacity of the production facilities, with unallocated overhead charged to expense when incurred. SFAS 151 shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005, however, earlier application is permitted for fiscal years beginning after the date SFAS 151 was issued. The adoption of SFAS 151 did not have a material impact on our financial condition, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share Based Payment: an amendment of SFAS 123 and SFAS 95 (SFAS 123R). SFAS 123R replaces SFAS 123, supersedes APB 25, and amends SFAS No. 95, "Statement of Cash Flows." SFAS 123R requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees. While the fair value method under SFAS 123R is very similar to the fair value method under SFAS 123 with respect to measurement and recognition of stock-based compensation, management is currently evaluating the impact of several of the key differences between the two standards on our financial statements. For example, SFAS 123 permits us to recognize forfeitures as they occur, while SFAS 123R will require us to estimate future forfeitures and adjust our estimate on a quarterly basis. SFAS 123R will also require a classification change in the statement of cash flows; whereby, a portion of the tax benefit from stock options will move from operating cash flows to financing cash flows (total cash flows will remain unchanged). We have not yet determined whether we will use the Black-Scholes method in our adoption of Statement 123R. We are required to adopt SFAS 123R during the first quarter of our fiscal year ending June 30, 2006, which ends September 30, 2005.

On April 21, 2005, the Board of Directors of SBS approved the acceleration of the vesting of all outstanding unvested stock options with an exercise price greater than $9.22 (the Acceleration). The Acceleration was effective for all such options outstanding on April 21, 2005, all of which were granted by the Company when the accounting rules permitted use of the intrinsic-value method of accounting for stock options. All of the other terms and conditions applicable to such outstanding stock option grants still apply. SBS' decision to accelerate the vesting of these options was in anticipation of compensation expense to be recorded subsequent to the effective date of SFAS 123R on July 1, 2005 in connection with outstanding unvested stock options issued to employees. As a result of the Acceleration, options to purchase approximately 1.3 million shares of SBS' common stock became immediately exercisable. Due to the Acceleration, SBS will not recognize future compensation expense totaling approximately $2.5 million in fiscal years ending June 30, 2006 and beyond (estimated using the Black-Scholes fair value model). The $2.5 million of stock-based compensation expense which otherwise would have been reported in future periods, is reflected in the pro forma footnote disclosures, assuming we had applied the fair value recognition provisions of SFAS 123, in our fiscal year ended June 30, 2005 consolidated financial statements included elsewhere in this Form 10-K as permitted under the provisions of SFAS 123 prior to its revision. We do not believe the adoption of SFAS 123R will have any significant effect on our financial position or cash flows. However, as a result of the Acceleration, there are approximately 101,000 unvested stock options outstanding as of June 30, 2005 in which the unrecognized future compensation expense was approximately $180,000, of which $130,000 will be recorded in the fiscal year ending June 30, 2006.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

SBS' principal investment is cash invested in either money market accounts or in overnight repurchase agreements. Due to the nature of these investments, we believe that the market risk related to these investments is minimal. As a result of our German and Canadian operating and financing activities, we are exposed to market risk from changes in foreign currency exchange rates. At present we do not utilize any derivative instruments to manage this risk.

Currency translation. The results of operations of our foreign subsidiaries are translated into U.S. dollars at the average exchange rates for each period concerned. The balance sheets of foreign subsidiaries are translated into U.S. dollars at the closing exchange rates. Any adjustments resulting from the translation are recorded as translation adjustments in other comprehensive income. As of June 30, 2005, assets of foreign subsidiaries constituted approximately 38% of total assets. Foreign currency exchange rate exposure is most significant with respect to the Euro. For the fiscal year ended June 30, 2005, net sales were positively impacted by the appreciation of foreign currencies, primarily the Euro, versus the U.S. dollar by approximately $3.2 million.

Currency transaction exposure. Currency transaction exposure arises where a business or company makes actual sales and purchases in a currency other than its own functional currency. We generally source raw materials and sell our products within our local markets in their functional currencies and therefore have limited currency transaction exposure.

Item 8. *Financial Statements and Supplementary Data*

Report of Independent Registered Public Accounting Firm

The Board of Directors
SBS Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of SBS Technologies, Inc. and subsidiaries (SBS Technologies) as of June 30, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SBS Technologies, Inc. and subsidiaries as of June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of SBS Technologies' internal control over financial reporting as of June 30, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated September 2, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Albuquerque, New Mexico
September 2, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors
SBS Technologies, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that SBS Technologies, Inc. (SBS Technologies) maintained effective internal control over financial reporting as of June 30, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of SBS Technologies, Inc. is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that SBS Technologies maintained effective internal control over financial reporting as of June 30, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, SBS Technologies maintained, in all material respects, effective internal control over financial reporting as of June 30, 2005, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SBS Technologies, Inc. and subsidiaries as of June 30, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 30, 2005 and our report dated September 2, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Albuquerque, New Mexico
September 2, 2005

SBS TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		June 30, 2005	June 30, 2004
		Thousands (except share amounts)	
Assets (note 6)			
Current assets:			
Cash and cash equivalents	$	55,195	47,943
Receivables, net		27,535	23,776
Inventories		21,815	26,249
Income tax receivable		--	983
Deferred income taxes		1,361	1,351
Prepaid expenses		1,676	1,573
Other current assets		718	332
Total current assets		108,300	102,207
Property and equipment, net		7,635	7,979
Goodwill		16,995	16,734
Intangible assets, net		3,108	4,764
Deferred income taxes		15,529	13,173
Other assets		891	279
Total assets	$	152,458	145,136
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable	$	4,509	6,854
Accrued representative commissions		819	889
Income taxes payable		3,051	--
Accrued compensation		4,851	4,893
Accrued severance and consolidation costs		424	870
Other current liabilities		2,785	1,986
Total current liabilities		16,439	15,492
Other long-term liabilities		132	17
Total liabilities		16,571	15,509
Commitments and contingencies (notes 6, 10, 12, 15 and 16)			
Stockholders' equity:			
Common stock, no par value; 200,000,000 shares authorized; 15,645,929 issued and outstanding at June 30, 2005, 15,496,949 issued and outstanding at June 30, 2004		98,369	96,601
Unearned compensation		(84)	(29)
Accumulated other comprehensive income		2,014	1,891
Retained earnings		35,588	31,164
Total stockholders' equity		135,887	129,627
Total liabilities and stockholders' equity	$	152,458	145,136

See accompanying notes to consolidated financial statements

SBS TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended June 30,		
	2005	2004	2003
	Thousands (except per share amounts)		
Sales	$ 152,437	133,874	115,521
Cost of sales:			
Cost of products sold	84,379	69,145	58,002
Amortization of intangible assets	1,542	1,578	1,553
Total cost of sales	85,921	70,723	59,555
Gross profit	66,516	63,151	55,966
Selling, general and administrative expense	35,746	32,504	33,608
Research and development expense	24,919	20,552	18,077
Employee severance and consolidation costs	--	2,400	1,729
Amortization of intangible assets	303	563	387
Operating income	5,548	7,132	2,165
Interest and other income, net	941	634	434
Foreign exchange losses	(77)	(348)	(207)
	864	286	227
Income before income taxes and cumulative effect of change in accounting principle	6,412	7,418	2,392
Income tax expense	1,988	2,225	784
Income before cumulative effect of change in accounting principle	4,424	5,193	1,608
Cumulative effect of change in accounting principle (net of income tax benefit of $3,412)	--	--	(6,058)
Net income (loss)	$ 4,424	5,193	(4,450)
Earnings per share data:			
Net income (loss) per share:			
Income before cumulative effect	$ 0.28	0.34	0.11
Cumulative effect of change in accounting principle	--	--	(0.41)
Net income (loss)	$ 0.28	0.34	(0.30)
Weighted average shares used in net income per share computations	15,567	15,146	14,605
Net income (loss) per share - assuming dilution:			
Income before cumulative effect	$ 0.28	0.34	0.11
Cumulative effect of change in accounting principle	--	--	(0.41)
Net income (loss)	$ 0.28	0.34	(0.30)
Weighted average shares used in net income per share - assuming dilution computations	15,718	15,477	14,630

See accompanying notes to consolidated financial statements

SBS TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Years ended June 30, 2005, 2004 and 2003

	Common stock Shares	Common stock Amount	Unearned compen-sation	Accumulated other compre-hensive income	Retained earnings	Total stock-holders' Equity	Compre-hensive income (loss)
			Thousands (except share amounts)				
Balances at June 30, 2002	14,628,709	$ 86,338	--	(3,113)	30,421	113,646	
Exercise of stock options	5,560	13	--	--	--	13	
Restricted stock awards issued to directors	14,039	312	(110)	--	--	202	
Stock-based compensation	--	--	73	--	--	73	
Stock repurchased and retired	(46,000)	(321)	--	--	--	(321)	
Acquisition of Avvida Systems, Inc.	386,940	3,574	--	--	--	3,574	
Comprehensive income (loss):							
Net loss	--	--	--	--	(4,450)	(4,450)	$ (4,450)
Other comprehensive income:							
Foreign currency translation adjustments	--	--	--	3,370	--	3,370	3,370
Comprehensive income (loss)							$ (1,080)
Balances at June 30, 2003	14,989,248	89,916	(37)	257	25,971	116,107	
Exercise of stock options	496,425	5,646	--	--	--	5,646	
Stock-based compensation	--	--	96	--	--	96	
Income tax benefit from stock option exercises	--	951	--	--	--	951	
Restricted stock awards issued to directors	11,276	88	(88)	--	--	--	
Comprehensive income:							
Net income	--	--	--	--	5,193	5,193	$ 5,193
Other comprehensive income:							
Foreign currency translation adjustments	--	--	--	1,634	--	1,634	1,634
Comprehensive income							$ 6,827
Balances at June 30, 2004	15,496,949	96,601	(29)	1,891	31,164	129,627	
Exercise of stock options	142,730	1,374	--	--	--	1,374	
Income tax benefit from stock option exercises	--	146	--	--	--	146	
Stock-based compensation	--	--	193	--	--	193	
Restricted stock awards issued to directors	6,250	248	(248)	--	--	--	
Comprehensive income:							
Net income	--	--	--	--	4,424	4,424	$ 4,424
Other comprehensive income:							
Foreign currency translation adjustments	--	--	--	123	--	123	123
Comprehensive income							$ 4,547
Balances at June 30, 2005	15,645,929	$ 98,369	(84)	2,014	35,588	135,887	

See accompanying notes to consolidated financial statements

SBS TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended June 30,		
	2005	2004	2003
		Thousands	
Cash flows from operating activities:			
Net income (loss)	$ 4,424	5,193	(4,450)
Cumulative effect of change in accounting principle, net	--	--	6,058
Income before cumulative effect of change	4,424	5,193	1,608
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,737	6,040	6,851
Bad debt expense	39	81	458
Deferred income taxes	(2,216)	(1,794)	6,200
Income tax benefit from stock option exercises	146	951	--
(Gain) loss on disposition of assets	(9)	6	16
Foreign exchange losses	77	348	207
Non-cash compensation	--	80	--
Stock-based compensation, including restricted stock awards issued to directors	193	96	275
Changes in assets and liabilities (net of acquisitions):			
Receivables	(4,075)	(371)	(288)
Inventories	4,483	(9,114)	2,212
Prepaid expenses and other	(1,104)	217	(614)
Accounts payable	(2,406)	2,682	(667)
Accrued representative commissions	(68)	191	153
Income taxes	4,102	3,835	73
Accrued compensation	(26)	229	455
Accrued severance and consolidation costs	(446)	646	--
Other liabilities	945	(1,027)	(107)
Net cash provided by operating activities	9,796	8,289	16,832
Cash flows from investing activities:			
Business acquisitions, net of cash acquired	--	104	(2,643)
Acquisition of property and equipment	(3,510)	(3,387)	(1,431)
Purchase of license agreement	(27)	--	(325)
Other	--	--	9
Net cash used by investing activities	(3,537)	(3,283)	(4,390)
Cash flows from financing activities:			
Payments on notes payable	--	--	(148)
Repurchase and retirement of common stock	--	--	(321)
Proceeds from exercise of stock options	1,374	5,646	13
Net cash provided (used) by financing activities	1,374	5,646	(456)
Effect of exchange rate changes on cash	(381)	161	333
Net change in cash and cash equivalents	7,252	10,813	12,319
Cash and cash equivalents at beginning of period	47,943	37,130	24,811
Cash and cash equivalents at end of period	$ 55,195	47,943	37,130

(Continued)

SBS TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

		Years ended June 30,	
	2005	2004	2003
		Thousands	
Supplemental disclosure of cash flow information:			
Interest paid	$ --	--	12
Income taxes paid (received), net	$ 792	(727)	(4,256)
Non-cash financing and investing activities - common stock issued for acquisition	$ --	--	3,574
Summary of assets acquired and liabilities assumed through acquisitions			
Current assets	$ --	--	437
Property and equipment, net	--	--	388
Deferred income taxes	--	--	280
Goodwill	--	--	3,496
Intangible assets	--	--	67
Identifiable intangible assets	--	--	2,170
Current liabilities	--	--	(473)
Notes payable	--	--	(148)

See accompanying notes to consolidated financial statements

Overview

SBS Technologies, Inc. ("SBS" or "the Company") designs and builds open-architecture embedded computer products that enable original equipment manufacturers to serve the government, commercial, and communications end markets. Embedded computer products are put inside or made part of larger systems to process information, control machines, move computer data between machines, and interact with people. SBS' product line ranges from individual embedded computer components like input/output modules, bus adapters, carrier cards, system enclosures, FPGA boards and single board computers, to network switches, blades and fully integrated systems, and many of these products are available in ruggedized or high availability versions. The Company's products have application in diverse industries, including space and aviation, telecommunications, military and government, transportation, telemetry, robotics, networking, broadcasting, wireless communications and medical imaging. SBS has operations in New Mexico, Minnesota, North Carolina, California, Massachusetts, Germany, Canada and China.

1) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries. All inter-company accounts and transactions have been eliminated.

(b) Cash Equivalents

Temporary investments with original maturities of ninety days or less are classified as cash equivalents. At June 30, 2005, substantially all cash was held at three financial institutions.

(c) Inventories

Inventories are valued at standard cost, which approximates the lower of weighted average cost or market.

(d) Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided for by straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the life of the lease or the estimated useful lives of the assets.

(e) Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" (SFAS 144).

The Company conducts its annual impairment test as of April 1 of each fiscal year. To accomplish this, the Company is required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the test date. The Company is required to perform the second step of the impairment test if the carrying amount of a reporting unit exceeds its fair value. In this second step, the Company would compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which were measured as of the date of the test. The implied fair value of goodwill would be determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, "Business Combinations." The residual fair value after this allocation would be the implied fair value of the reporting unit goodwill.

The Company adopted the provisions of SFAS 142 as of July 1, 2002. In connection with SFAS 142's transitional goodwill impairment evaluation, the Company performed an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. The implied fair value as of July 1, 2002 for two reporting units tested was less than the carrying amount requiring an impairment loss to be recognized.

Amortization expense associated with completed technology assets and license agreements is recorded as a separate component of cost of sales over their respective estimated useful lives consistent with the requirements of SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." The Company reclassified intangible asset amortization associated with completed technology assets and license agreements of approximately $1.5 million and $1.6 million to costs of sales in the fiscal years ended June 30, 2004 and 2003, respectively, that was previously reflected in the caption "amortization of intangible assets" within costs of operations.

(f) Impairment of Long-Lived Assets

The Company reviews long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with the provisions of SFAS 144. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the excess of the carrying amount of the asset over the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and the assets would no longer be depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Goodwill and intangible assets not subject to amortization are tested annually for impairment, and more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

(g) Revenue Recognition

The Company accounts for revenue recognition based on the guidance in Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements." Revenue from product sales is recognized upon shipment to customers, provided the Company has received a valid purchase order, the price is fixed, title has transferred, collection of the associated receivable is reasonably assured, and there are no remaining significant obligations. Our standard terms and conditions contain the shipping terms of FOB shipping point, which provide for transfer of title and risk of loss upon our delivery to the carrier. Where customer acceptance provisions exist, the Company defers revenue recognition until acceptance by the customer unless the Company demonstrates the product meets the customer specified criteria upon shipment provided all other revenue recognition criteria have been met.

(h) Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the tax consequences of differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities by applying enacted statutory tax rates applicable to future years. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the change. Valuation allowances are established when the Company determines it is more likely than not that all or a portion of a deferred tax asset will not be realized.

(i) Financial Instruments

The Company's financial instruments are cash and cash equivalents, accounts receivable, and accounts payable. The carrying amounts of these financial instruments, because of their nature, approximate fair value.

(j) Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform to the current year financial statement presentation. The reclassifications had no effect on net income, earnings per share, total assets, total liabilities or shareholders' equity.

(k) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(l) Stock Based Compensation

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Substantially all stock-based compensation reflected in reported net income (loss) relates to restricted stock award grants to members of the Company's Board of Directors, as all employee stock options granted under the Company's stock option plans had an exercise price equal to the market value of the underlying common stock on the grant date.

SFAS No. 123, "Accounting for Stock-Based Compensation," (SFAS 123) established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." The following table illustrates the effect on net income (loss) and net income (loss) per common share if the company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

Thousands (except per share amounts)	Years ended June 30, 2005	2004	2003
Net income (loss), as reported	$ 4,424	5,193	(4,450)
Add: stock-based employee compensation expense included in reported net income (loss), net of related tax effects	118	58	167
Deduct: stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(4,934)	(1,714)	(3,341)
Pro forma net income (loss)	$ (392)	3,537	(7,624)
Net income (loss) per common share:			
As reported	$ 0.28	0.34	(0.30)
Pro forma	$ (0.03)	0.23	(0.52)
Net income (loss) per common share - assuming dilution:			
As reported	$ 0.28	0.34	(0.30)
Pro forma	$ (0.03)	0.23	(0.52)

On April 21, 2005, the Board of Directors of SBS approved the acceleration of the vesting of all outstanding unvested stock options with an exercise price greater than $9.22 (the Acceleration). The Acceleration was effective for all such options outstanding on April 21, 2005, all of which were granted by the Company when the accounting rules permitted use of the intrinsic-value method of accounting for stock options. All of the other terms and conditions applicable to such outstanding stock option grants still apply. Under APB 25, the Acceleration did not result in recognition of stock-based compensation expense because the exercise price for all stock options subject to the Acceleration was in excess of the then current market price. The Company's decision to accelerate the vesting of these options was in anticipation of compensation expense to be recorded in connection with outstanding unvested stock options issued to employees subsequent to the effective date of SFAS 123 (Revised 2004), "Share Based Payment," issued in December 2004. As a result of the Acceleration, options to purchase 1,299,258 shares of the Company's common stock became immediately exercisable and the Company will not recognize future compensation expense totaling approximately $2.5 million (estimated using the Black-Scholes fair value model) in fiscal years ending June 30, 2006 and beyond. The pro forma footnote disclosures above assuming we had applied the fair value recognition provisions of SFAS 123 include $2.5 million of stock-based compensation expense in fiscal 2005 as a result of the Acceleration as permitted under the provisions of SFAS 123 prior to its revision. As of June 30, 2005, there are 101,334 unvested stock options outstanding with unrecognized future compensation expense of approximately $180,000.

The per share weighted average fair value of stock options, granted at a price equal to the market value of the underlying common stock on the grant date was $4.92, $5.89, and $4.23 during the fiscal years ended June 30, 2005, 2004, and 2003, respectively. The fair value was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003
Expected life (years)	2.68	2.72	2.40
Risk free interest rate	3.02 %	2.28 %	2.39 %
Volatility	56.51 %	76.26 %	77.93 %
Dividend yield	-- %	-- %	-- %

(m) Comprehensive Income (Loss)

Comprehensive income (loss) represents net income (loss) for the period adjusted for non-owner changes in stockholders' equity in the consolidated financial statements. Cumulative comprehensive income (loss) in the Consolidated Statements of Changes in Stockholders' Equity consists of foreign currency translation adjustments.

(n) Currency Translation

For foreign operations that prepare financial statements in functional currencies other than the U.S. dollar, the Company translates the assets and liabilities at the exchange rates in effect at the end of the period and the statement of operations balances using average exchange rates from throughout the period. Cumulative translation adjustments are presented as a separate component of accumulated other comprehensive income (loss) within stockholders' equity. Gains or losses from transactions denominated in non-functional currencies are recognized in the statement of operations based on changes in the exchange rates during the period the transactions remain outstanding.

2) Receivables

Receivables, net consisted of the following:

Thousands		June 30,	
		2005	2004
Accounts receivable	$	27,836	24,335
Allowance for doubtful accounts:			
Beginning balance		(559)	(836)
Provision for bad debts		(96)	(81)
Accounts written off and foreign currency translation adjustments		354	358
Ending balance		(301)	(559)
Accounts receivable, net	$	27,535	23,776

3) Inventories

Inventories consisted of the following:

Thousands		June 30,	
		2005	2004
Raw materials	$	9,711	12,279
Work in process		3,880	6,596
Finished goods		8,224	7,374
	$	21,815	26,249

4) Property and Equipment

Property and equipment, net consisted of the following:

Thousands	*Estimated useful life*		June 30,	
			2005	2004
Computers	3 - 5 yrs	$	6,256	5,848
Purchased software	3 - 5 yrs		8,862	8,682
Furniture and equipment	3 - 10 yrs		8,461	7,478
Leasehold improvements	2 - 10 yrs		3,062	3,488
			26,641	25,496
Less accumulated depreciation and amortization			(19,006)	(17,517)
		$	7,635	7,979

During the quarter ended June 30, 2003, the Company recorded an impairment charge of approximately $841,000, included in the caption "Employee severance and consolidation costs" in the accompanying consolidated statements of operations, related to certain leasehold improvements in connection with the announcement of the closure of its Carlsbad, California facility. The impairment charge was recognized as the amount the carrying amount of the assets exceeded the fair value of the assets as determined on the date of announcement in accordance with SFAS 144.

5) Goodwill and Intangible Assets

Effective July 1, 2002, SBS adopted SFAS 142 and no longer amortizes goodwill. As of the date of adoption, SBS had unamortized goodwill of approximately $20.5 million subject to the transition provisions of SFAS 142, which included approximately $434,000 for the net book value of acquired assembled workforce intangibles, as these assets did not meet the criteria for recognition apart from goodwill.

The Company completed step 1 of the required transitional goodwill impairment analysis in accordance with SFAS 142 prior to December 31, 2002 and an indication of potential impairment was determined for two reporting units (both components of the Americas Group segment). The Company completed step 2 of the required transitional analysis during the quarter ended June 30, 2003 and the results indicated the carrying value of goodwill for both reporting units was greater than the implied fair value of the goodwill determined in accordance with SFAS 142. As a result, the Company recorded a transitional impairment charge of approximately $9.5 million ($6.1 million net of tax) which is reflected as a cumulative effect of a change in accounting principle in the year ended June 30, 2003 in the accompanying consolidated statements of operations.

On April 1, 2005 and 2004, the Company completed step 1 of the required annual goodwill impairment analysis for the fiscal years ended June 30, 2005 and 2004, respectively, and the estimated fair value of goodwill was determined to be in excess of its carrying value indicating the underlying goodwill was not impaired at that date.

Changes in the carrying amount of goodwill for the years ended June 30, 2005 and 2004 are as follows:

Total Goodwill by Operating Segment

Thousands	Americas Group	Europe Group	Total
Balance at June 30, 2003	$ 3,496	12,628	$ 16,124
Foreign currency translation adjustments	24	690	714
Income tax refund in excess of amount recorded at acquisition	(104)	--	(104)
Balance at June 30, 2004	3,416	13,318	16,734
Foreign currency translation adjustments	281	(20)	261
Balance at June 30, 2005	$ 3,697	13,298	$ 16,995

The following table discloses information regarding the carrying amounts and associated accumulated amortization for intangible assets subject to amortization.

Amortized Intangible Assets

Thousands	Estimated useful life	Gross carrying amount	Accumulated amortization	Net carrying amount
As of June 30, 2005				
Completed technology	2 - 7 yrs	$ 9,816	7,767	2,049
License agreements	2 - 5 yrs	2,452	2,345	107
Covenant not-to-compete	3 - 5 yrs	2,965	2,176	789
Other intangibles	8 - 17 yrs	376	213	163
Total		$ 15,609	12,501	3,108
As of June 30, 2004				
Completed technology		$ 9,724	6,767	2,957
License agreements		2,425	1,781	644
Covenant not-to-compete		2,852	1,890	962
Other intangibles		368	167	201
Total		$ 15,369	10,605	4,764

Intangible asset amortization expense associated with completed technology (acquired in prior business combination transactions) and license agreements is included as a separate component of cost of sales in the accompanying consolidated statements of operations. Amortization expense associated with covenants not-to-compete and other intangible assets are reflected in the caption "amortization of intangible assets" within the costs of operations section in the accompanying consolidated statements of operations.

The following table summarizes estimated future amortization expense.

Estimated amortization expense:	*Thousands*
For the fiscal years ending:	
June 30, 2006	$ 1,337
June 30, 2007	1,209
June 30, 2008	520
June 30, 2009	5
June 30, 2010	5
Thereafter	32
	$ 3,108

6) Revolving Line of Credit

On March 30, 2005, SBS entered into a revolving line of credit agreement (Credit Agreement) with Wells Fargo Bank National Association. The Credit Agreement provides for borrowings for working capital and general corporate purposes of up to $20 million and any outstanding borrowings are due and payable in full on March 28, 2006. The Credit Agreement is secured by a first priority lien in substantially all assets of SBS. Interest on borrowings is set forth in each promissory note executed under the terms of the Credit Agreement which are either payable on a variable basis at the Wells Fargo Bank prime rate or payable for a fixed rate term of either one, two or three months at a rate of LIBOR plus 1.75%. During the year ended June 30, 2005, there were no borrowings under the Credit Agreement.

Effective on May 9, 2005, the Credit Agreement was amended (First Amendment to Credit Agreement) to modify the minimum tangible net worth requirement defined in Section 4.9(a) of the agreement to exclude the impact of foreign currency translation adjustments from the minimum required balance. The terms of the Credit Agreement, as amended, require SBS to comply with certain financial and other covenants, including but not limited to:

- an Adjusted Tangible Net Worth balance of not less than $109,129,000, plus 50% of quarterly net income beginning with the quarter ended March 31, 2005, excluding any loss quarters, plus all proceeds from equity offerings;

  (Adjusted Tangible Net Worth defined as total stockholders' equity minus the aggregate of any intangible assets; any treasury stock; any receivables from stockholders', employees and/or affiliates; and foreign currency translation adjustments)

- a Leverage Ratio of not greater than 0.50 to 1;

  (Leverage Ratio defined as total liabilities divided by Tangible Net Worth. Tangible Net Worth defined as total stockholders' equity minus the aggregate of any intangible assets; any treasury stock; and any receivables from stockholders', employees and/or affiliates)

- a Quick Ratio of not less than 1.75 to 1;

  (Quick Ratio calculated as total current assets excluding inventory, divided by total current liabilities)

- an average Accounts Receivable Days Outstanding balance of no more than 90 days; and

  (Accounts Receivable Days Outstanding calculated as average net trade receivables divided by net sales for the period times the number of days in reporting period)

- a requirement to maintain profitable operations defined as no more than two consecutive loss quarters or a net loss for the total fiscal year.

In addition, under the terms of the Credit Agreement, SBS is required to maintain its primary operating accounts with Wells Fargo Bank or maintain a balance of not less than $20 million on deposit with the bank. As of June 30, 2005, SBS had started the process of maintaining the Company's primary operating accounts at Wells Fargo Bank; however, this process was not complete. As of June 30, 2005, the Company's balance on deposit with Wells Fargo Bank was in excess of the $20 million requirement. As of June 30, 2005, SBS is in compliance with all financial covenants required under the terms of the amended Credit Agreement.

7) Product Warranty Liability

The Company's customers receive a warranty, generally for a period of two years, upon purchase of products. The Company accrues estimated costs to repair or replace potentially defective products when products are shipped and revenue is recognized. Estimated warranty costs are based upon prior actual warranty costs for substantially similar transactions.

The following table presents the activity in the Company's product warranty liability for the years ended June 30, 2005 and 2004.

Thousands		Years ended June 30,	
		2005	**2004**
Balance at beginning of period	$	599	548
Estimated warranty costs for product sales		895	917
Adjustments to settle warranty activity		(729)	(866)
Balance at end of period	$	765	599

8) Income Taxes

Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle is comprised of the following:

Thousands	Years ended June 30, 2005	2004	2003
U.S.	$ (4,835)	1,663	(2,142)
Foreign	11,247	5,755	4,534
	$ 6,412	7,418	2,392

Total income taxes for the years ended June 30, 2005, 2004 and 2003 were allocated as follows:

Thousands	Years ended June 30, 2005	2004	2003
Income from continuing operations	$ 1,988	2,225	784
Cumulative effect of change in accounting principle	--	--	(3,412)
	$ 1,988	2,225	(2,628)

Income tax expense (benefit) from continuing operations is comprised of the following:

Thousands	Years ended June 30, 2005	2004	2003
Current:			
U.S. Federal	$ (331)	--	(6,793)
State	99	230	107
Foreign	4,278	2,168	1,271
	4,046	2,398	(5,415)
Deferred:			
U.S. Federal	(3,298)	757	5,345
State	765	(508)	506
Foreign	475	(422)	348
	(2,058)	(173)	6,199
	$ 1,988	2,225	784

Actual tax expense (benefit) differ from the "expected" income taxes (computed by applying the statutory U.S. Federal tax rate to income before income taxes) as follows:

Thousands	Years ended June 30, 2005	2004	2003
Computed "expected" tax expense (benefit)	35.0 %	35.0 %	35.0 %
State income taxes, net of federal benefit and impact of valuation allowance	8.7	(2.4)	16.6
Foreign operations, net of impact of valuation allowance	(6.2)	(1.6)	25.1
Benefit from foreign sales	(1.3)	(1.8)	(4.4)
Research and experimental tax credits	(4.7)	0.3	(3.2)
Change in federal valuation allowance	--	--	(33.0)
Other	(0.5)	0.5	(3.3)
	31.0 %	30.0 %	32.8 %

SBS generally does not record deferred income taxes on the undistributed earnings of its foreign subsidiaries in accordance with the indefinite reversal criterion in APB Opinion No. 23, "Accounting for Income Taxes – Special Areas", because the Company currently does not expect those unremitted earnings to reverse and become taxable in the foreseeable future. At June 30, 2005, the undistributed earnings of foreign subsidiaries amounted to approximately $34.6 million. Upon distribution of these earnings, SBS may be subject to U.S. income taxes and foreign withholding taxes. It is not practical, however, to estimate the amount of taxes that may be payable on the eventual remittance of these earnings.

The American Jobs Creation Act of 2004 (the Act) created a temporary incentive for U.S. companies to repatriate non-U.S. earnings at a 5.25% tax rate rather than the normal U.S. tax rate of 35% provided that certain criteria, including qualified U.S. reinvestment, are met. Available tax credits related to the repatriated earnings would be reduced. The Company may apply this provision of the Act to qualifying earnings repatriation through June 30, 2006. In December 2004, the Financial Accounting Standards Board issued Staff Position No. FSP 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" (FSP 109-2). FSP 109-2 provides that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the new tax law on its plan for applying SFAS No. 109, "Accounting for Income Taxes." The Company has not yet completed its evaluation of the tax law on its plan for repatriation and, as such, has not adjusted its tax expense or deferred tax liability as of June 30, 2005 to reflect the possible effect of the new provision. Income tax expense, if any, associated with any repatriation under the Act will be provided in the company's consolidated financial statements in the quarter in which the required management and board approvals have been completed.

The significant components of deferred income tax assets and liabilities are as follows:

Thousands	June 30, 2005	June 30, 2004
Deferred tax assets:		
Operating loss and tax credit carryforwards	$ 10,852	7,571
Foreign tax credits	4,809	2,747
Amortization	4,716	5,584
Inventory	1,615	1,376
Accrued expenses and reserves	1,256	1,351
Other	799	342
	24,047	18,971
Valuation allowance for State and Foreign operating loss and tax credit carryforwards	3,111	1,336
Total deferred tax assets	$ 20,936	17,635
Deferred tax liabilities:		
Foreign dividends	$ (2,845)	(1,812)
Occupancy and other expenses	(1,201)	(1,299)
Total deferred tax liabilities	$ (4,046)	(3,111)
Net deferred tax assets	$ 16,890	14,524

At June 30, 2005, the Company has net operating loss carryforwards for U.S. Federal income tax purposes of $9.7 million which are available to offset future U.S. Federal taxable income, if any, through 2025. At June 30, 2005, the Company has general business credit carryforwards for U.S. Federal income tax purposes of approximately $1.1 million which are available to offset future U.S. Federal tax payments, if any, through 2025. At June 30, 2005, the Company has net operating loss carryforwards for U.S. State income tax purposes, the tax effect of which, after reduction by the associated valuation allowance, is approximately $0.7 million, which are available to offset future State taxable income, if any, through 2010. The valuation allowance, which increased approximately $1.8 million during the year ended June 30, 2005, applies to certain U.S. State and foreign operating loss carryforwards that, in the opinion of management, may expire unused due to uncertainty regarding future taxable income.

As of June 30, 2005, SBS has foreign tax credit carryforwards of approximately $4.8 million, which are available to offset future U.S. Federal tax liabilities from foreign source income, if any, through 2015. Excess foreign tax credits may be carried back one year and forward ten years. Due to the consideration of the repatriation of undistributed foreign earnings to the extent necessary to utilize excess foreign tax credits, as a source of foreign income in future periods, management established a deferred tax liability of approximately $2.8 million and $1.8 million as of June 30, 2005 and 2004, respectively.

At June 30, 2005, the Company has foreign net operating loss and tax credit carryforwards, net of the associated valuation allowance, of approximately $5.4 million which are available to offset future taxable income, some of which are scheduled to begin to expire in 2010, and others that have an indefinite carryforward period.

In assessing the realizability of the remaining deferred tax assets, management considered projected future taxable income and tax planning strategies. Based on SBS' historical taxable transactions, the timing of the reversal of existing temporary differences, and the evaluation of tax planning strategies, management believes it is more likely than not that SBS' future taxable income will be sufficient to realize the benefit of the remaining deferred tax assets existing at June 30, 2005.

9) Earnings per Share

Net income (loss) per common share is based on weighted average shares outstanding. Net income (loss) per common share – assuming dilution includes the dilutive effects of potential common shares outstanding during the period.

Thousands (except per share amounts)	Years ended June 30,		
	2005	**2004**	**2003**
Income before cumulative effect of change in accounting principle	$ 4,424	5,193	1,608
Cumulative effect of change in accounting principle	--	--	(6,058)
Net income (loss)	$ 4,424	5,193	(4,450)
Net income (loss) per common share			
Weighted-average common shares outstanding used in earnings per share computations	15,567	15,146	14,605
Income before cumulative effect of change in accounting principle	$ 0.28	0.34	0.11
Cumulative effect of change in accounting principle	--	--	(0.41)
Net income (loss)	$ 0.28	0.34	(0.30)
Net income (loss) per common share - assuming dilution			
Weighted-average common shares outstanding used in earnings per share computations	15,718	15,477	14,630
Income before cumulative effect of change in accounting principle	$ 0.28	0.34	0.11
Cumulative effect of change in accounting principle	--	--	(0.41)
Net income (loss)	$ 0.28	0.34	(0.30)
Shares used in net income (loss) per share			
Average outstanding common shares	15,567	15,146	14,605
Incremental shares from assumed conversions - potential common shares	151	331	25
Shares used in net income (loss) per common share - assuming dilution	15,718	15,477	14,630

For the years ended June 30, 2005, 2004, and 2003, options to purchase 2,362,016, 1,551,073, and 3,243,859 shares of common stock, respectively, were outstanding but were not included in the computation of net income per common share – assuming dilution, because the options' exercise price was greater than the average market price of the common shares.

10) Leases

SBS leases its main facilities in Albuquerque, New Mexico; St. Paul, Minnesota; Raleigh, North Carolina; Mansfield, Massachusetts; Newark, California; Waterloo, Ontario, Canada; Augsburg and Mindelheim, Germany; and a sales and technical support office in Shenzhen, China under noncancelable operating leases which expire at various dates through fiscal 2015. SBS also leases equipment under noncancelable operating leases which expire at various dates through fiscal 2009.

On June 12, 2003, the Company announced the closure of its Carlsbad, California facility and the consolidation of its manufacturing operations into the Company's St. Paul, Minnesota facility, centralizing all manufacturing in the United States to one facility (see note 15). As a result, the Company recorded a lease termination charge associated with the former Carlsbad, California facility that represents the estimated fair value of the remaining future lease payments and related obligations, net of sublease income, over the remaining term of the lease. The remaining accrued severance and consolidation costs at June 30, 2005 represent primarily lease obligations expected to be paid monthly through April 2006. Accordingly, the future minimum lease payments for the Carlsbad lease are excluded from the minimum lease payments reflected below.

In July 2005, we executed an amendment to the lease for the SBS facility located in St. Paul, Minnesota which extended the term of the lease through January 2011. The lease payments for the amended lease are included in the future minimum lease payments reflected below.

The following is a five-year schedule of future minimum lease payments:

Year ending	Building Lease Payments	Equipment Lease Payments	Total
		(dollars in thousands)	
June 30, 2006	$ 2,241	112	2,353
June 30, 2007	1,868	82	1,950
June 30, 2008	1,695	11	1,706
June 30, 2009	1,603	9	1,612
June 30, 2010	1,621	1	1,622
	$ 9,028	215	9,243

Total rental expense for operating leases for the years ended June 30, 2005, 2004, and 2003, was approximately $3.1 million, $3.1 million, and $3.6 million, respectively.

11) Stock Option Plans

(a) Incentive Stock Option Plans

SBS has Incentive Stock Option Plans (the 1996 Plan and the 1997 Plan) whereby a total of 1,200,000 shares of its common stock are reserved for discretionary grant of options by the Board to officers and employees. The plans terminate ten years after inception, in 2005 and 2006. The options are intended to qualify as "incentive stock options" within the meaning of Section 422A of the Internal Revenue Code (the "Code"). The plans generally permit options to be granted (i) only to employees or officers and not to directors as such; (ii) for a period of up to ten years; and (iii) at prices not less than fair market value of the underlying common stock at the date of grant. Options granted under the plans may be exercised as provided by the administering committee or Board of Directors of SBS. All of these options are exercisable at the quoted market value of SBS' common stock in effect on the respective dates of the grants.

(b) 1993 Director and Officer Stock Option Plan

SBS has a 1993 Director and Officer Stock Option Plan whereby a total of 5% of the number of shares of its common stock outstanding at the first day of each fiscal year plus shares not awarded in prior years and underlying expired or terminated options are reserved for grant of options to all Directors of SBS who are not employees and all Executive Officers of SBS. Directors who are not employees of SBS receive automatic grants upon appointment to the Board of Directors and annually for service as a Director. Executive Officers receive grants at the discretion of the Board of Directors. All options are granted at a price equal to fair market value of the underlying common stock on the date of grant. The Directors' options become exercisable one year from the date of grant and terminate twelve months from the date the optionee ceases to be a member of the Board of Directors or in five years, whichever occurs first.

(c) 1996 Employee Stock Purchase Plan

The 1996 Employee Stock Purchase Plan was adopted by the Board of Directors on January 21, 1996 and was subsequently approved at the November 1996 Annual Shareholders' Meeting. The plan, as amended, provided for the grant of options through January 21, 2003 and as of June 30, 2004, there were no more shares available for grant.

(d) 1998 Long-Term Equity Incentive Plan

The 1998 Long-Term Equity Incentive Plan was adopted by the Board of Directors on September 15, 1997 and subsequently approved at the December 1997 reconvened Annual Shareholders' Meeting. All full-time employees of SBS and its subsidiaries and all non-employee Directors of SBS are eligible to participate in the plan, except that no person owning, directly or indirectly, more than 15% of the total combined voting power of all classes of stock shall be eligible to participate. The plan provides for the grant of any or all of the following types of awards: (i) stock options, including incentive stock options; (ii) stock appreciation rights; (iii) restricted stock; (iv) performance shares and units; and (v) other stock-based awards. The maximum number of shares of common stock that shall be available for grant of awards under the plan shall not exceed 3,000,000, subject to adjustment in accordance with the provisions of the plan. The exercise price of each option granted under (i) is determined by the Board of Directors but cannot be less than 100% of the fair market value of the underlying common stock on the date of grant. The exercise price of each option granted under (v) is determined by the Board of Directors and can be less than the fair market value of the underlying common stock on the date of grant. The term of these options cannot exceed ten years from grant date. The plan expires in January 2008.

(e) 2000 Long-Term Equity Incentive Plan

The 2000 Long-Term Equity Incentive Plan was adopted by the Board of Directors on August 31, 2000 and approved at the December 2000 reconvened Annual Shareholders' Meeting. Any employee of SBS or its subsidiaries, and any consultants, directors, or other persons providing services to SBS or its subsidiaries are eligible to participate in the plan. The plan provides for the grant of nonqualified stock options and a limited number of grants of restricted stock. The number of shares of stock available for award under the plan during any fiscal year of SBS is equal to ten percent of the adjusted average of the outstanding stock, as that number is determined by SBS to calculate net income per common share – assuming dilution for the preceding fiscal year, reduced by any shares of stock under the plan subject to unexercised options and any shares of stock under the plan subject to restrictions. The exercise price of each option granted shall be the fair market value of the underlying common stock on the date of grant unless otherwise specified by the Board at the time of grant. If options are awarded in exchange for previously earned cash compensation, or in connection with an acquisition, merger, combination or other similar event involving SBS, or in substitution or replacement for options granted to employees by the other entities, the Board has the authority to establish an exercise price that is less that 100% of the fair market value of the underlying common stock on the date of grant. The term of these options cannot exceed ten years from grant date. The plan expires in July 2010.

SBS TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Information regarding SBS' stock option plans is summarized in the table below:

	ALL ISOPs	1993 D&O	1996 ESPP	1998 LT Plan	2000 LT Plan	Total
Outstanding at June 30, 2002	348,572	656,479	226,200	1,235,255	887,849	3,354,355
Granted	--	159,000	159,050	58,105	250,100	626,255
Exercised	566	--	--	4,994	--	5,560
Cancelled	--	127,500	110,900	163,375	219,966	621,741
Outstanding at June 30, 2003	348,006	687,979	274,350	1,124,991	917,983	3,353,309
Granted	--	30,000	--	72,684	472,300	574,984
Exercised	53,000	96,000	47,250	165,094	135,081	496,425
Cancelled	45,006	36,979	107,450	129,458	160,470	479,363
Outstanding at June 30, 2004	250,000	585,000	119,650	903,123	1,094,732	2,952,505
Granted	10,000	155,000	--	595,700	72,500	833,200
Exercised	--	3,000	88,050	10,878	40,802	142,730
Cancelled	--	42,000	31,600	74,550	97,411	245,561
Outstanding at June 30, 2005	260,000	695,000	--	1,413,395	1,029,019	3,397,414

	ALL ISOPs	1993 D&O	1996 ESPP	1998 LT Plan	2000 LT Plan	Total
Exercisable at June 30, 2003	331,336	372,661	124,350	976,138	542,892	2,347,377
Exercisable at June 30, 2004	250,000	356,000	119,650	767,536	537,465	2,030,651
Exercisable at June 30, 2005	250,000	617,000	--	1,413,395	1,015,685	3,296,080
Available for grant at June 30, 2005	127,000	1,473,209	--	260,723	542,820	2,403,752

Weighted average option exercise price information follows:

	Years ended June 30,		
	2005	2004	2003
Outstanding at July 1	$ 14.91	15.08	16.60
Granted at market during the year	13.01	12.23	9.53
Exercised during the year	9.63	11.37	2.41
Cancelled during the year	18.72	16.57	17.84
Outstanding at June 30	14.39	14.91	15.08
Exercisable at June 30	14.58	16.40	16.68

Significant option groups outstanding and exercisable at June 30, 2005 and related weighted average price and life information follows:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 5.44 - $ 10.85	690,489	7.06	$ 9.37	589,155	$ 9.59
$ 10.94 - $ 12.49	795,169	7.73	12.22	795,169	12.22
$ 12.69 - $ 14.50	824,106	6.55	13.63	824,106	13.63
$ 14.61 - $ 17.00	737,650	4.76	15.77	737,650	15.77
$ 17.47 - $ 36.13	350,000	5.18	28.08	350,000	28.08
$ 5.44 - $ 36.13	3,397,414	6.40	$ 14.39	3,296,080	$ 14.58

12) Retirement Plan

SBS maintains a retirement plan under Section 401(k) of the Code for all U.S. employees of SBS. The plan provides for employees to selectively defer a percentage of their wages, which SBS matches at a predetermined rate not to exceed 4 percent of the employee's wages. The plan also provides for additional contributions at the discretion of the Board of Directors. SBS' contributions to the plan during the years ended June 30, 2005, 2004, and 2003, were approximately $1.0 million, $0.9 million, and $1.0 million, respectively.

13) Segment Financial Data

The Company is engaged in the design, research, development, integration and production of embedded computer products and we operate worldwide through two operating segments: the Americas Group and the Europe Group. Both the Americas Group and the Europe Group offer our complete portfolio of embedded computer products to customers in the government, commercial and communications end markets. Each segment has management who report directly to the Company's Chief Executive Officer and its own sales and distribution channels. The Americas Group consists of the Company's operations based in the United States and Canada including the sales, engineering and test activities in Albuquerque, New Mexico; Mansfield, Massachusetts; Newark, California; Raleigh, North Carolina; St. Paul, Minnesota; and Waterloo, Ontario, Canada; the manufacturing and assembly operations located in St. Paul, Minnesota and Albuquerque, New Mexico; and the sales and support activities based in Shenzhen, China. The Europe Group consists of the Company's operations based in Germany which include the sales, engineering, test, assembly, and manufacturing activities located in Augsburg and Mindelheim, Germany.

SBS measures the results of operations for segments (segment profit (loss)) based on income (loss) before income taxes and the cumulative effect of change in accounting principle and prior to (a) the allocation of corporate overhead expenses other than marketing costs, (b) substantially all amortization associated with acquisitions and (c) interest and other income from our U.S. operations. The accounting policies used to measure segment profit (loss) are the same as those referred to in Note 1, *Summary of Significant Accounting Policies*. Reportable segments for all periods presented have been reclassified to conform to the current segment reporting structure.

Thousands			Americas Group	Europe Group	Corporate & Unallocated (1)		Total
Years ended June 30:							
Gross Sales	**2005**	$	104,593	66,462	--	$	171,055
Inter-segment sales			(8,209)	(10,409)	--		(18,618)
Sales to external customers		$	96,384	56,053	--	$	152,437
Gross Sales	**2004**	$	103,202	44,505	--	$	147,707
Inter-segment sales			(6,136)	(7,697)	--		(13,833)
Sales to external customers		$	97,066	36,808	--	$	133,874
Gross Sales	**2003**	$	97,459	26,734	--	$	124,193
Inter-segment sales			(3,191)	(5,481)	--		(8,672)
Sales to external customers		$	94,268	21,253	--	$	115,521
Interest and other income, net	**2005**	$	--	182	759	$	941
	2004		--	134	500		634
	2003		--	109	325		434
Depreciation and amortization	**2005**	$	2,337	461	2,939	$	5,737
	2004		2,437	343	3,260		6,040
	2003		2,768	214	2,998		5,980
Segment profit (income (loss) before taxes)	**2005**	$	7,037	12,984	(13,609)	$	6,412
	2004		12,864	7,540	(12,986)		7,418
	2003		10,073	5,138	(12,819)		2,392
As of June 30:							
Total assets	**2005**	$	34,349	38,067	80,042	$	152,458
	2004		39,640	26,531	78,965		145,136

(1) The corporate and unallocated column includes amounts for corporate items. With regard to results of operations, corporate and unallocated includes corporate overhead expenses other than corporate marketing costs, interest and other income, net from our U.S. operations, and substantially all amortization associated with acquisitions. Corporate assets primarily include cash and cash equivalents from our U.S. operations, deferred and current income tax assets, goodwill and intangible assets.

14) Geographic Areas and Major Customers

Geographic information for sales to external customers (attributed based on the location of product shipment) by country of domicile are as follows:

Thousands		Years ended June 30,		
		2005	2004	2003
Sales to external customers based on location of product shipment:				
United States	$	94,747	95,966	94,268
Germany		56,053	36,808	21,253
Canada		1,637	1,100	--
	$	152,437	133,874	115,521

Geographic information for long-lived assets by country of domicile are as follows:

Thousands	June 30, 2005	June 30, 2004
Long-lived assets by country of domicile:		
United States	$ 5,434	6,028
Germany	1,747	1,516
Canada	372	435
China	82	--
	$ 7,635	7,979

Geographic information for sales to external customers attributed based on the location of the customer are as follows:

(Dollars in thousands)	Years ended June 30, 2005		2004		2003	
	Sales	%	Sales	%	Sales	%
United States	$ 88,424	58.0 %	$ 91,636	68.4 %	$ 83,298	72.1 %
Sweden	26,382	17.3 %	11,930	8.9 %	2,002	1.7 %
Germany	7,982	5.2 %	7,205	5.4 %	6,533	5.7 %
Japan	5,533	3.6 %	5,231	3.9 %	3,835	3.3 %
France	5,259	3.4 %	4,054	3.0 %	2,964	2.6 %
Denmark	4,879	3.2 %	2,665	2.0 %	3,019	2.6 %
United Kingdom	2,235	1.5 %	2,289	1.7 %	3,107	2.7 %
Hong Kong	1,828	1.2 %	769	0.6 %	812	0.7 %
Canada	1,688	1.1 %	1,046	0.8 %	1,546	1.3 %
Switzerland	1,310	0.9 %	2,195	1.6 %	519	0.4 %
Korea	641	0.4 %	963	0.7 %	1,167	1.0 %
All others	6,276	4.2 %	3,891	3.0 %	6,719	5.9 %
	$ 152,437	100.0 %	133,874	100.0 %	115,521	100.0 %

In fiscal 2005, sales to one customer represented approximately 16% of SBS' sales ($24.3 million from the Europe Group), sales to another customer represented approximately 9% of SBS' sales ($14.2 million from the Americas Group) and no other customer exceeded 5% of SBS' sales. In fiscal 2004, sales to one customer represented approximately 10% of SBS' sales ($13.2 million from the Americas Group), sales to another customer represented approximately 8% of SBS' sales ($10.3 million from the Europe Group) and no other customer exceeded 5% of SBS' sales. In fiscal 2003, no single customer, or group of entities known to be under common control, exceeded 10% of SBS' sales.

15) Employee Severance and Consolidation Expenses

On June 12, 2003, the Company announced the closure of its Carlsbad, California facility and the consolidation of its manufacturing operations into the Company's St. Paul, Minnesota facility, centralizing all manufacturing in the United States to one facility. The total employee severance and consolidation costs incurred as a result of the consolidation were approximately $3.5 million. The total costs include employee severance and related costs recorded over the remaining service period, consolidation costs recorded as incurred, lease termination costs recorded on the cease use date (all in accordance with SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities"), and leasehold improvement impairment charges recorded as a result of the announcement in accordance with SFAS 144.

The following table summarizes the accounting for the consolidation of the Company's Carlsbad, California facility:

Thousands Description	Employee severance and related costs	Property and equipment	Lease termination charge	Other costs	Total
Quarter ended June 30, 2003					
Employee severance and consolidation costs...	$ 290	841	--	--	$ 1,131
Cash payments	(66)	--	--	--	(66)
Write-offs	--	(841)	--	--	(841)
Accrued at June 30, 2003	224	--	--	--	224
Year ended June 30, 2004					
Employee severance and consolidation costs...	470	--	1,400	530	2,400
Cash payments	(694)	--	(530)	(530)	(1,754)
Accrued at June 30, 2004	--	--	870	--	870
Year ended June 30, 2005					
Cash payments	--	--	(446)	--	(446)
Accrued at June 30, 2005	$ --	--	424	--	$ 424

The lease termination charge, recorded on the cease use date as a result of closure of the Company's Carlsbad, California facility, represents the estimated fair value of the remaining future lease payments and related obligations, net of estimated sublease income, over the term of the lease. The remaining costs represent primarily lease obligations expected to be paid monthly through April 2006.

During the year ended June 30, 2003, due to the continued depressed economic and market conditions impacting the Company's communications customers, on July 22, 2002, SBS notified 19 full and part-time employees at our Madison, Wisconsin engineering design center that their jobs had been eliminated. For the same reasons, on September 30, 2002, SBS notified 22 additional employees that their jobs were being eliminated and 12 other employees were notified that their jobs had been eliminated during the three months ended December 31, 2002. Also, SBS paid lease termination fees of approximately $186,000 in connection with the closure of certain locations during the three months ended December 31, 2002. As a result, for the year ended June 30, 2003, SBS recorded employee severance and consolidation costs of $598,000. There are no costs remaining to be paid related to these activities at June 30, 2004.

16) Contingencies

SBS is subject to various claims that arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, results of operations, or liquidity of SBS.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

Controls Evaluation and Related CEO and CFO Certifications

As of the end of the period covered by this Annual Report on Form 10-K, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")). The controls evaluation was done under the supervision and with the participation of management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO).

Attached as Exhibits to this Annual Report on Form 10-K are certifications of the CEO (Exhibit 31.1) and the CFO (Exhibit 31.2), which are required in accordance with Rule 13a-14 of the Exchange Act. This Controls and Procedures section includes the information concerning the controls evaluation referred to in the certifications and it should be read in conjunction with the certifications for a more complete understanding of the topics presented.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms. Disclosure controls and procedures are also designed to ensure that the information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) encompasses procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Limitations on the Effectiveness of Controls

Our management, including the CEO and CFO, does not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Conclusions

Disclosure Controls and Procedures. Based on our controls evaluation (with the participation of our CEO and CFO), as of the end of the period covered by this report, our CEO and CFO have concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management's Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Management has assessed the effectiveness of our internal control over financial reporting as of June 30, 2005 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As a result of this assessment, management concluded that, as of June 30, 2005, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

KPMG LLP has issued an audit report on management's assessment of the effectiveness of internal control over financial reporting, a copy of which is included elsewhere in this report on Form 10-K under Item 8 – *Financial Statements and Supplementary Data.*

Internal Control over Financial Reporting. There was no change in our internal control over financial reporting during our most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Certain information required by Part III is incorporated by reference from SBS' definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for SBS' 2004 Annual Meeting of Shareholders (the "Proxy Statement") pursuant to Regulation 14A.

Item 10. *Directors and Executive Officers of the Registrant*

The information required by this item is incorporated by reference to SBS' Proxy Statement under the sections entitled "Board of Directors," pertaining to information on directors, and "Compensation of Named Executive Officers," pertaining to information on executive officers who are not directors.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to SBS' Proxy Statement under the section entitled "Compensation of Named Executive Officers."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information concerning security ownership of certain beneficial owners and management is incorporated by reference to SBS' Proxy Statement under the section entitled "Ownership of SBS Common Stock."

Equity Compensation Plan Information

The following sets forth certain information as of June 30, 2005 with respect to equity compensation plans of SBS under which securities may be issued:

Plan Category	Number of securities to be issued upon exercise of outstanding options, rights, restricted stock, and other stock-based awards	Weighted-average exercise price of outstanding options, rights, restricted stock, and other stock-based awards	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders	3,397,414	$14.39	2,403,752 *
Equity compensation plans not approved by security holders	—	—	—
Total	3,397,414	$14.39	2,403,752 *

* Certain equity compensation plans of the Company contain a formula that automatically increases the number of securities available for issuance by a percentage of the number of outstanding securities of the Company as follows:

- the 1993 Director and Officer Stock Option Plan provides securities available for grant equal to 5% of the number of shares of the Company's common stock outstanding the first day of each fiscal year plus shares underlying expired or terminated options (1,473,209 shares available at June 30, 2005).
- the 2000 Long-Term Equity Incentive Plan provides securities available for grant equal to ten percent of the adjusted average of the outstanding stock, as that number is determined by SBS to calculate net income per common share – assuming dilution for the preceding fiscal year, reduced by any shares of stock subject to unexercised options and any shares of stock subject to restrictions (542,820 shares available at June 30, 2005).

In addition, the 1998 Long-Term Equity Incentive Plan provides for the award of restricted stock, stock appreciation rights, and stock unit awards, in addition to options, up to the number of shares remaining in the Plan (260,723 shares available as of June 30, 2005). The 2000 Long-Term Equity Plan also provides for restricted stock awards and restricted stock unit awards, not to exceed a total of 50,000 shares in any one year.

Item 13. ***Certain Relationships and Related Transactions***

The information required by this item is incorporated by reference to SBS' Proxy Statement under the section entitled "Reportable Transactions."

Item 14. ***Principal Accounting Fees and Services***

The information required by this item is incorporated by reference to SBS' Proxy Statement under the section entitled "Independent Public Accountants."

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) *Financial Statements*

Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income
Consolidated Statements of Cash Flows

(b) *Financial Statement Schedules*

Not applicable

(c) *Exhibits*

The Exhibits listed on the accompanying Index to Exhibits at the end of this Report are filed as part of, or incorporated by reference into, this Report. Management contracts or compensatory plans or arrangements are indicated in the index by an asterisk (*).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SBS TECHNOLOGIES, INC.

Date: September 13, 2005 By: /s/ Clarence W. Peckham
Clarence W. Peckham
Chief Executive Officer

Date: September 13, 2005 By: /s/ James E. Dixon, Jr.
James E. Dixon, Jr.
Executive Vice President, Chief Financial Officer, and Treasurer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Clarence W. Peckham, his attorney-in-fact, for such person in any and all capacities, to sign any and all amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that the said attorney-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Clarence W. Peckham Clarence W. Peckham	Chief Executive Officer and Director	September 13, 2005
/s/ James E. Dixon, Jr. James E. Dixon, Jr.	Executive Vice President, Chief Financial Officer and Treasurer	September 13, 2005
/s/ Christopher J. Amenson Christopher J. Amenson	Executive Chairman and Director	September 13, 2005
/s/ Warren W. Andrews Warren W. Andrews	Director	September 13, 2005
/s/ Lawrence A. Bennigson Lawrence A. Bennigson	Chairman of the Board of Directors	September 13, 2005
/s/ Peter D. Fenner Peter D. Fenner	Director	September 13, 2005
/s/ Harold E. Kennedy Harold E. Kennedy	Director	September 13, 2005
/s/ Richard Szafranski Richard Szafranski	Director	September 13, 2005
/s/ Alan F. White Alan F. White	Director	September 13, 2005

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Here-with
		Form	File No.	Exhibit	Fiscal period ended	
3.i	Restated Articles of Incorporation dated November 10, 2000	10-Q	001-10981	3.i	9-30-2000	
3.ii	Second Restated and Amended By-laws dated November 13, 2003	10-Q	001-10981	3.ii	12-31-2003	
4.a	Article VI of the Restated Articles of Incorporation, as amended, as included in the Restated Articles of Incorporation of SBS Technologies, Inc.	10-Q	001-10981	3.i	9-30-2000	
4.b	Articles I and II of the Second Restated and Amended By-laws of SBS Technologies, Inc.	10-Q	001-10981	3.ii	12-31-2003	
4.c	Form of certificate evidencing Common Stock	10-Q	001-10981	4.c	3-31-2001	
4.1	Rights Agreement dated as of September 15, 1997 between SBS Technologies, Inc. and First Security Bank (now Wells Fargo), National Association, as Rights Agent, which includes the form of Right Certificate as Exhibit A, and the Summary of Rights to Purchase Common Stock as Exhibit B.2. Agreement to Serve as Rights Agent. On January 21, 1998, pursuant to Section 21 of the Rights Agreement, SBS appointed Norwest Bank Minnesota, N.A. (now Wells Fargo) as Successor Rights Agent.	10-K	001-10981	4.1	6-30-2002	
10.c*	1997 Employee Incentive Stock Option Plan.	10-K	001-10981	10.c	6-30-2002	
10.i *	1993 Director and Officer Stock Option Plan (as amended).	10-K	001-10981	10.i	6-30-2002	
10.v *	1996 Employee Stock Purchase Plan (as amended).	10-K	001-10981	10.v	6-30-2002	
10.ac	Office/Warehouse Lease Between Lutheran Brotherhood, (a Minnesota Corporation), and Bit 3 Computer Corporation, a wholly-owned subsidiary of SBS Technologies, Inc., dated September 5, 1997	10-Q	001-10981	10.ac	9-30-2002	
10.ad	Amendment #1 to Lease between Lutheran Brotherhood, a Minnesota Corporation, and Bit 3 Computer Corporation, a wholly owned subsidiary of SBS Technologies, Inc., dated December 23, 1997	10-Q	001-10981	10.ad	9-30-2002	
10.ah	Standard Industrial Lease Between Carlsbad Business Park, LLC, (a California Limited Liability Company), and SBS Technologies, Inc. dated September 10, 1998	10-K	001-10981	10.ah	6-30-2004	
10.al	Lease Agreement between Mair GmbH & Co. KG and or Industrial Computers GmbH, a wholly-owned subsidiary of SBS Holding GmbH, a wholly-owned subsidiary of SBS Technologies, Inc.	10-K	001-10981	10.al	6-30-2004	
10.am *	1998 Long-Term Equity Incentive Plan.	10-K	001-10981	10.am	6-30-2003	
10.an	Partnership Agreement between SBS or Industrial Computer GmbH & Co. KG and SBS or Industrial Computers Verwaltungs GmbH, general partner, and SBS Technologies Holding GmbH, limited partner	10-K	001-10981	10.an	6-30-2004	
10.ao	Lease Agreement between 8-L Newark 8371, LLC and SBS Technologies, Inc. dated August 14, 1999	10-K	001-10981	10.ao	6-30-2004	

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference: Form	File No.	Exhibit	Fiscal period ended	Filed Here-with
10.be *	2000 Long-Term Equity Incentive Plan	DEF 14A	001-10981	Exhibit "A"	10-2-2000	
10.bt	Amendment #2 to Lease between Oakview Eagan Investors, LLC (a Delaware Limited Liability Company), as successor in interest to Lutheran Brotherhood, (a Minnesota Corporation), and SBS Technologies, Inc., Commercial Group, formerly known as Bit 3 Computer Corporation, a wholly-owned subsidiary of SBS Technologies, Inc., dated May 22, 2002.	10-K	001-10981	10.bt	6-30-2002	
10.bw	Lease Agreement between Teal Properties, LLC and SBS Technologies, Inc. dated October 2, 2002.	10-Q	001-10981	10.bw	9-30-2002	
10.bz *	Employment agreement between Clarence W. Peckham and SBS Technologies, Inc., effective April 17, 2003, dated April 17, 2003	10-Q	001-10981	10.bz	9-30-2003	
10.ca *	Employment agreement between James E. Dixon, Jr. and SBS Technologies, Inc., effective July 29, 2003, dated July 29, 2003	10-Q	001-10981	10.ca	9-30-2003	
10.cb *	Employment agreement between David Greig and SBS Technologies, Inc., effective July 29, 2003, dated July 29, 2003	10-Q	001-10981	10.cb	9-30-2003	
10.cc *	Employment agreement between Bruce E. Castle and SBS Technologies, Inc., effective July 29, 2003, dated July 29, 2003	10-Q	001-10981	10.cc	9-30-2003	
10.cd	Sublease agreement between SBS Technologies, Inc., and Viasat, Inc., a Delaware corporation, dated October 29, 2003	10-Q	001-10981	10.cc	12-31-2003	
10.ce	Lease Agreement between Sabine u. Hermann Götzfried GbZ and ortec Electronic Assembly GmbH dated August 2003	10-K	001-10981	10.ce	6-30-2004	
10.cg	Amendment to lease agreement between 8-L Newark 8371, LLC and SBS Technologies, Inc. dated May 5, 2004	10-K	001-10981	10.cg	6-30-2004	
10.ch	Lease Agreement between Shenzhen Jiannian Travel Limited and SBS Technologies, Inc. Foreign Holding Company dated June 2004	10-K	001-10981	10.ch	6-30-2004	
10.1	Addendum to Lease Agreement between Edwin Mair KG and SBS Technologies, GmbH & Co. KG (a wholly-owned subsidiary of SBS Technologies, Inc., German Holdings LLC, a wholly-owned subsidiary of SBS Technologies, Inc.) dated September 14, 2004	8-K	001-10981	10.1	9-14-2004	
10.cj	Form of Indemnification Agreement between SBS Technologies, Inc. and Directors and Executive Officers	8-K	001-10981	10.cj	12-28-2004	

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Here-with
		Form	File No.	Exhibit	Fiscal period ended	
10.ck *	Form of Option Agreement for option grants to executive officers of SBS Technologies, Inc. under the 1993 Director and Officer Stock Option Plan.	8-K	001-10981	10.ck	12-30-2004	
10.cm	Lease between SBS Technologies, Inc. and Brunacini Development Ltd. Co. dated July 12, 2004	10-Q	001-10981	10.cm	12-31-2004	
10-cm	Lease agreement between SBS Technologies, Inc. and West Street Associates, LP dated March 18, 2005	8-K	001-10981	10-cm	3-24-2005	
10-cn	Credit Agreement between SBS Technologies, Inc. and Wells Fargo Bank National Association, effective March 30, 2005	8-K	001-10981	10-cn	4-05-2005	
10-co	Revolving Line of Credit Note with Wells Fargo Bank National Association, effective March 30, 2005	8-K	001-10981	10-co	4-05-2005	
10-cp	Security Agreement granted to Wells Fargo Bank National Association, effective March,30, 2005	8-K	001-10981	10-cp	4-05-2005	
10-cq *	Employment agreement between Christopher J. Amenson and SBS Technologies, Inc., effective April 11, 2005	8-K	001-10981	10-cq	4-13-2005	
10-cr	First Amendment to Credit Agreement between SBS Technologies, Inc. and Wells Fargo Bank National Association dated March 30, 2005, effective May 6, 2005	10-Q	001-10981	10.cm	3-31-2005	
14	Code of Ethics.	8-K	001-10981	14	11-21-2003	
21	Subsidiaries of the registrant.					X
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm					X
24.1	Power of Attorney (see page 69 of this Form 10-K)					X
31.1	Section 302 certification of Clarence W. Peckham, Chief Executive Officer					X
31.2	Section 302 certification of James E. Dixon Jr., Chief Financial Officer					X
32.1	Section 906 certification of Clarence W. Peckham, Chief Executive Officer					X
32.2	Section 906 certification of James E. Dixon Jr., Chief Financial Officer					X

* Indicates a management contract or compensatory plan or arrangement.

DIVERSITY STATEMENT

SBS provides equal employment opportunity regardless of race, color, religion, gender, national origin, age, disability, veteran status, pregnancy, or sexual orientation.

CORPORATE GOVERNANCE

At SBS, we strive to achieve excellence and integrity in all of our business practices, including corporate governance, oversight, accountability and transparency. We believe we have incorporated best practices in our governance, including those required by the Sarbanes-Oxley Act of 2002 and the Nasdaq Stock Market®. Examples of our corporate governance initiatives, many dating several years before the passage of the Sarbanes-Oxley Act, can be viewed in our attached Annual Report on Form 10-K and at www.sbs.com/ir.

FORWARD-LOOKING STATEMENTS

This document contains certain "forward-looking statements" within the meaning of the federal securities laws. These statements are based on management's current expectations and are subject to uncertainty and changes in factual circumstances. The forward-looking statements include statements addressing future financial and operating results of SBS. Actual results may vary materially from the expectations contained in the forward-looking statements.

More detailed information about factors that could cause actual results to differ materially from those described in the forward-looking statements is set forth in our attached Annual Report on Form 10-K.

CORPORATE HEADQUARTERS

7401 Snaproll NE
Albuquerque, New Mexico 87109
Telephone (505) 875-0600
www.sbs.com

BOARD OF DIRECTORS

INSIDE DIRECTORS

Clarence W. Peckham
Chief Executive Officer

Christopher J. Amenson
Executive Chairman

INDEPENDENT DIRECTORS

Lawrence A. Bennigson, PhD
Chairman of the Board
Senior Fellow and Director
Harvard Business School
Executive Education Custom Programs

Warren W. Andrews
Publisher and Editorial Director
RTC Magazine and COTS Journal

Peter D. Fenner
Former President and corporate officer
AT&T Network Systems' Transmission Business

Harold E. Kennedy
Independent Business Consultant
Former Corporate Vice President
Lockheed Martin Corporation

Richard Szafranski
Managing Partner, Toffler Associates®

Alan F. White
Senior Associate Dean
Sloan School of Management
Massachusetts Institute of Technology

EXECUTIVE OFFICERS

Clarence W. Peckham
Chief Executive Officer

Christopher J. Amenson
Executive Chairman

David H. Greig
President & Chief Operating Officer

James E. Dixon, Jr.
Executive Vice President,
Chief Financial Officer & Treasurer

Bruce E. Castle
Vice President, General Counsel & Secretary

LEGAL COUNSEL

Schuler, Messersmith, Daly & Lansdowne
Albuquerque, New Mexico

INDEPENDENT AUDITORS

KPMG LLP
Albuquerque, New Mexico

TRANSFER AGENT

Wells Fargo Bank, N.A.
161 North Concord Exchange
St. Paul, Minnesota 55075 **-OR-**
Post Office Box 64854
St. Paul, Minnesota 55164-0854
1 (800) 468-9716

FORM 10-K

The Company's Annual Report to the Securities and Exchange Commission on Form 10-K (excluding exhibits) is contained within this document and will be furnished without charge to stockholders upon written request to:

INVESTOR RELATIONS

Jennifer D. Wade
Vice President, Investor Relations
SBS Technologies, Inc.
7401 Snaproll NE
Albuquerque, New Mexico 87109
ir@sbs.com, (505) 875-0600

ANNUAL MEETING

Thursday, November 17, 2005
8:30 A.M. Mountain Time
SBS Technologies, Inc.
Corporate Headquarters
7401 Snaproll NE
Albuquerque, New Mexico 87109

TRADING AND DIVIDEND INFORMATION

SBS Technologies, Inc.'s Common Stock trades on the Nasdaq Stock Market® under the symbol SBSE.

SBS has not paid any cash dividends on its Common Stock. Management's current policy is to retain earnings, if any, for use in SBS' operations and for expansion of the business.

COMMON STOCK MARKET PRICE

	High	Low
Fiscal 2005		
First Quarter	$16.50	$ 9.07
Second Quarter	$15.00	$11.93
Third Quarter	$14.57	$10.56
Fourth Quarter	$11.49	$ 8.55
Fiscal 2004		
First Quarter	$13.93	$ 9.17
Second Quarter	$17.00	$ 9.89
Third Quarter	$17.75	$14.30
Fourth Quarter	$19.46	$12.72

The closing price on August 25, 2005 was $9.50.

As of August 25, 2005, there were approximately 212 shareowner accounts of record, as defined by Rule 12g5-1 of the Securities Exchange Act.

www.sbs.com

2005 Annual Report





CORPORATE HEADQUARTERS

7401 Snaproll NE
Albuquerque, NM 87109

TOL | 800-SBS-EMBEdded
PHO | 505-875-0600
FAX | 505-875-0400

EML | info@sbs.com

EUROPE

Memminger Str. 14
D-86159 Augsburg, Germany

PHO | +49-821-5034-0
FAX | +49-821-5034-119

EML | aug-info@sbs.com

ASIA PACIFIC

Room 501-502
Cyber Times Tower B
Tianan Cyber Park
Futian District, Shenzhen, 518041 CN

EML | china-sales@sbs.com

SBS Technologies®